Exhibit A1

UNOFFICIAL CONSOLIDATION OF LAW 144(I)/2007 OF 26 OCTOBER 2007 LAW 106(I)/2009 OF 23 OCTOBER 2009, LAW 141(I) of 26 OCTOBER 2012 and LAW 154(I) of 9 NOVEMBER 2012

LAW WHICH PROVIDES FOR THE PROVISION OF INVESTMENT SERVICES, THE EXERCISE OF INVESTMENT ACTIVITIES, THE OPERATION OF REGULATED MARKETS AND OTHER RELATED MATTERS

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

ORDER OF SECTIONS

Preamble

PART I – INTRODUCTORY PROVISIONS
Section 1	Summary title.
Section 2	Interpretation.
Section 3	Scope of application of this Law.

PART II - RIGHT TO PROVIDE INVESTMENT SERVICES, PERFORMANCE OF INVESTMENT ACTIVITIES AND OPERATION OF A REGULATED MARKET

Section 4	Provision of investment services, performance of investment activities and operation of a regulated market.
Section 5	Name of a company other than a CIF.

PART III – CONDITIONS FOR GRANTING CIF AUTHORISATION
Chapter Α	General provisions
Section 6	CIF authorisation.
Section 7	CIF public register.
Section 8	Disclosure of details of CIF authorisation.
Section 9	Inter-authority consultation prior to CIF authorisation.

Law 144(I)/2007

Chapter Β	Conditions and procedures for granting CIF authorisation
Section 10	CIF initial capital.
Section 11	CIF Memorandum of Association.
Section 12	Persons who effectively direct the business of a CIF.
Section 13	CIF shareholders.
Section 14	Close links.
Section 15	Persons employed by a CIF.
Section 16	CIF head office.
Section 17	Member of ICF for Clients of IFs.
Section 18	Organisational requirements.
Section 19	Trading process and finalisation of transactions in an MTF.
Section 20	Issue of directives.

Chapter C	Application for granting or extending CIF authorisation
Section 21	Submission of CIF authorisation application.
Section 22	Deadline for reaching a decision.
Section 23	Application for extending CIF authorisation.

PART IV – LAPSE, WITHDRAWAL AND SUSPENSION OF CIF AUTHORISATION
Section 24	Lapse of CIF authorisation.
Section 25	Withdrawal of CIF authorisation.
Section 26	Suspension of CIF authorisation.
Section 27	CIF under liquidation.

PART V – CIF OPERATING CONDITIONS
Chapter Α	Continuous CIF obligations.
Section 28	Continuous CIF obligations.
Section 29	Conflicts of interest.
Section 30	Administrative sanctions.

Chapter Β	Amendment and change of CIF details
Section 31	Reduction of CIF share capital.
Section 32	Changes in the persons who effectively direct the business of CIF.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

Section 33	Acquisition, sale, increase or reduction of CIF holding.
Section 34	Change in CIF information and details.
Section 35	Administrative sanctions.
Chapter C	Provisions to ensure investor protection
Section 36	Conduct of business obligations when providing investment services to clients.
Section 37	Provision of services through the medium of another IF or credit institution authorised in the Republic or in another member state.
Section 38	Obligation to execute orders on terms most favorable to the client.
Section 39	Client order handing rules.
Section 40	CIF obligations when appointing tied agents.
Section 41	Transactions executed with eligible counterparties.
Section 42	Administrative sanctions.

Chapter D	Market transparency and integrity
Section 43	Obligation to record transactions.
Section 44	Maintenance of records.
Section 45	Obligation to report transactions.
Section 46	Monitoring of compliance with the rules of the MTF and with other legal obligations.
Section 47	Obligation for CIFs to make public firm quotes.
Section 48	Post-trade disclosure by CIFs.
Section 49	Pre-trade transparency requirements for MTFs.
Section 50	Post-trade transparency requirements for MTFs.
Section 51	Administrative sanctions.

PART VI – CERTIFICATION OF PERSONS EMPLOYED BY A CIF
Section 52	Certification of persons employed by a CIF.
Section 53	Public register.
Section 54	Examination board.
Section 55	Existing certificates of professional competency.
Section 56	Ministerial Order.
Section 57	Administrative sanctions.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

PART VII – INVESTOR COMPENSATION FUNDS
Section 58	Commencement of provision of services.
Section 59	Operation of Investor Compensation Funds.
Section 60	ICF management.
Section 61	Administrative Committee of ICF for Clients of IFs.
Section 62	Administrative Committee of ICF for Clients of Banks.
Section 63	Administrative Committee of ICF for Clients of CCIs.
Section 64	Issue of directives.
Section 65	Investor notification as to coverage provided by an investor compensation scheme.
Section 66	Administrative sanctions.

PART VIII – CIF CAPITAL ADEQUACY
Section 67	CIF own funds.
Section 68	CIF evaluation procedure.
Section 69	CIF exposures.
Section 70	Supervision by the Commission.
Section 71	Individual and consolidated basis.
Section 72	Disclosure and submission of information relating to CIF capital adequacy.
Section 73	Issue of directives.
Section 74	Administrative sanctions.

PART IX – RIGHTS OF CIFs AND IFs OF MEMBER STATES AND THIRD COUNTRIES

Chapter Α	Establishment of a branch
Section 75	Establishment of a CIF branch in the Republic.
Section 76	Establishment of a CIF branch in another member state or and a third country.
Section 77	Establishment of a branch in the Republic by a member state IF.
Section 78	Establishment of a branch in the Republic by a third country IF.

Chapter Β	Freedom to provide investment and ancillary services or and perform investment activities

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

Section 79	Freedom to provide investment and ancillary services or and perform investment activities by a CIF in another member state or and a third country.
Section 80	Freedom to provide investment and ancillary services or and perform investment activities in the Republic by a member state IF.

Chapter C	Other rights of CIFs and member state IFs
Section 81	Access to regulated markets.
Section 82	Access to central counterparty, clearing and settlement facilities and right to designate settlement system.
Section 83	Provisions regarding central counterparty, clearing and settlement arrangements in respect of MTFs.
Section 84	Administrative sanctions.

PART X – REGULATED MARKETS
Section 85	Scope of application of this Part.
Section 86	Regulated market authorisation.
Section 87	Application for granting regulated market authorisation.
Section 88	Deadline for reaching a decision.
Section 89	Application to change, amend or extend regulated market authorisation.
Section 90	Disclosure of details of regulated market authorisation.
Section 91	Market operator.
Section 92	Applicable law.
Section 93	Lapse of regulated market authorisation.
Section 94	Withdrawal of regulated market authorisation.
Section 95	Suspension of regulated market authorisation.
Section 96	Requirements relating to the initial capital of market operator.
Section 97	Requirements relating to persons who effectively direct the business and operation of the regulated market.
Section 98	Requirements relating to persons exercising significant influence over the management of the regulated market.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

Section 99	Organisational requirements.
Section 100	Issue of directives.
Section 101	Continuous obligatons.
Section 102	Maintenance of records.
Section 103	Changes in regulated market information and details.
Section 104	Admission of financial instruments to trading.
Section 105	Suspension and removal of financial instruments from trading.
Section 106	Access to regulated market.
Section 107	Regulated market of other member state.
Section 108	Monitoring of compliance with the rules of the regulated market and with other legal obligations.
Section 109	Pre-trade transparency requirements for regulated markets.
Section 110	Post-trade transparency requirements for regulated markets.
Section 111	Provisions regarding central counterparty and clearing and settlement arrangements.
Section 112	List of regulated markets.
Section 113	Administrative sanctions.

PART XI – FINANCIAL ACCOUNTS – RELATIONS WITH CIF AUDITORS
Section 114	Submission of CIF financial accounts.
Section 115	Relations with auditors.
Section 116	Submission of suitability report.
Section 117	Administrative sanctions.

PART XII – BANKS
Section 118	Requirements for the provision of investment and ancillary services or and the performance of investment activities.
Section 119	Member of ICF for Clients of Banks.
Section 120	Applicable provisions.
Section 121	Supplementary provisions.

PART XIII – COOPERATIVE CREDIT INSTITUTIONS
Section 122	Requirements for the provision of investment and ancillary services or and the performance of investment activities.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

Section 123	Member of ICF for Clients of CCIs.
Section 124	Applicable provisions.
Section 125	Supplementary provisions.

PART XIV – EXERCISE OF SUPERVISION
Section 126	Designation and cooperation of Supervisory Authorities.
Section 127	Powers of Supervisory Authorities.
Section 128	Supplementary provisions.
Section 129	Professional secrecy.
Section 130	Obligation of cooperation between the Commission and the competent authorities of other member states.
Section 131	Cooperation in supervisory activities, inspection or investigation.
Section 132	Exchange of information.
Section 133	Commission’s refusal to cooperate with the competent authorities of member states.
Section 134	Powers to take precautionary measures.
Section 135	Relations with third countries.
Section 136	Exchange of information with third countries.

PART XV – CIF SUPPLEMENTARY SUPERVISION
Section 137	CIF supplementary supervision.
Section 138	Administrative sanctions.

PART XVI – GENERAL OBLIGATIONS
Section 139	General obligations.

PART XVII – CRIMINAL, CIVIL LIABILITY AND ADMINISTRATIVE SANCTIONS

Section 140	Criminal offence.
Section 141	Administrative sanctions.
Section 142	Right to judicial review.

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Law 144(I)/2007

Section 143	Civil liability.

PART XVIII – COMMISSION CHARGES AND ANNUAL FEES
Section 144	Payment of charges and annual fees.

PART XIX – FINAL AND TRANSITIONAL PROVISIONS
Section 145	Repeal of contrary provisions.
Section 146	Issue and implementation of directives.
Section 147	Continuation of operation of existing CIFs.
Section 148	Continuation of operation of existing third countries IFs.
Section 149	Continuation of operation of existing banks as IFs.
Section 150	Existing tied agents.
Section 151	Existing professional clients.
Section 152	Existing notifications.
Section 153	Ministerial Order 220/2003 continues to be in force.
Section 154	Continuation of operation of CSE.
Section 155	Regulations remain in force.
Section 156	Directives remain in force.
Section 157	Transitional provisions regarding persons providing investment advice.
Section 158	Repeal of law.
Section 159	Entry into force of this Law.
APPENDICES.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

For the purpose of harmonization with the acts of the European Community titled -

OJ No L 145, 30.4.2004, p. 1.	(a)
“Directive 2004/39/EC of the European Parliament and of the Council of 21 April 2004 on markets in financial instruments amending Council Directives 85/611/EEC and 93/6/EEC and Directive 2000/12/EC of the European Parliament and of the Council and repealing Council Directive 93/22/EEC”,

OJ No L 114, 27.4.2006, p. 60.	(b)
“Directive 2006/31/EC of the European Parliament and of the Council of 5 April 2006 amending Directive 2004/39/EC of the European Parliament and of the Council on markets in financial instruments as regards certain guidelines”,

AND for the purpose of partial harmonization with the acts of the European Community titled -

OJ No L 84, 26.3.1997, p. 22.	(aa) “Directive 97/9/EC of the European Parliament and of the Council of 3 March 1997 on investor-compensation schemes”,

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

OJ No L 177, 30.6.2006, p. 201.	(bb)	“Directive 2006/49/EC of the European Parliament and of the Council of 14 June 2006 on the capital adequacy of investment firms and credit institutions (recast)”, and

OJ No L 241, 2.9.2006, p. 26.	(cc)
Directive 2006/73/EC of August 2006 implementing Directive 2004/39/EC of the European Parliament and of the Council as regards organisational requirements and operating conditions for investment firms and defined terms for the purposes of that Directive>>,

OJ No L 241, 2.9.2006, p. 1.
AND for the purpose of application of the act of the European Community titled “Commission Regulation No 1287/2006 of 10 August 2006 implementing Directive 2004/39/EC of the European Parliament and of the Council as regards recordkeeping obligations for investment firms, transaction reporting, market transparency, admission of financial instruments to trading, and defined terms for the purposes of that Directive”

The House of Representatives has adopted this Law:

PART I - INTRODUCTORY PROVISIONS

Summary title. 144(I) of 2007 106(I) of 2009 141(I) of 2012 154(I) of 2012	1. This Law may be cited as the Investment Services and Activities and Regulated Markets Laws of 2007 to 2012.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

Interpretation.	2.-(1) In the present Law, except where it follows otherwise from the context -

“competent authorities” means the national authorities of member states or third countries which are empowered by law or regulation to supervise IFs or credit institutions;

“relevant person” in relation to an IF, means any of the following persons:

	(a)	a member of the board of directors, partner or equivalent, manager or tied agent of the IF;

	(b)	a member of the board of directors, partner or equivalent, or manager of any tied agent of the IF;

(c)
an employee of the IF or of a tied agent of the IF, as well as any other natural person whose services are placed at the disposal and under the control of the IF or a tied agent of the IF who is involved in the provision by the IF of investment services or/and the performance of investment activities;

(d)
a natural person who is directly involved in the provision of services to the IF or to its tied agent under an outsourcing arrangement for the purpose of the provision by the IF of investment services or/and the performance of investment activities;

“initial capital” means, in relation to a CIF and a market operator, where the latter is a company-

	(a)	The issued capital that has been paid up, plus share premium account but excluding cumulative preferential shares;

	(b)	the reserves excluding evaluation reserves, and

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

Official Gazette, Third Appendix (I): 11.2.2005	(c)
the profits and losses brought forward as a result of the application of the final profit or loss, as well as interim profits provided these profits have been verified by persons responsible for the auditing of the accounts and if it is proved to the satisfaction of the Commission that the amount thereof has been evaluated in accordance with the principles set out in the Regulative Decision of the Committee of the Authority for the Supervision and Development of Cooperative Societies with regards the drawing up and making available to the public of the annual and consolidated accounts of cooperative societies and is net of any foreseeable charge or dividend;

35(Ι) of 2002 141(Ι) of 2003 165(Ι) of 2003 69(Ι) of 2004 70(Ι) of 2004 136(Ι) of 2004 152(Ι) of 2004 153(Ι) of 2004 240(Ι) of 2004 17(I) of 2005.
“insurance undertaking” means the insurance undertaking as defined in section 2 of the Insurance Services and other Related Issues Law or the undertaking carrying on reinsurance and retrocession activities, or the undertaking whose object is the carrying on of insurance or reinsurance or retrocession activities and that has been authorised in another member state;

“portfolio management” means managing portfolios in accordance with mandates given by clients on a discretionary client-by-client basis where such portfolios include one or more financial instruments;

≪market operator≫ or ≪operator≫ means a legal person that manages and/or operates the business of a regulated market, and includes the regulated market itself;

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

≪dealing on own account≫ means trading against proprietary capital resulting in the conclusion of transactions in one or more financial instruments; the terms “trade on own account” or “trading on own account” shall have a similar interpretation;

106(I) of 2009 190(I) of 2007 72(I) of 2009.
‘Qualifying holding’ means the direct or indirect holding in an Investment Firm, which represents ten per cent (10%) or more of the capital or of the voting rights of an Investment Firm, as set out in Sections 28, 29 and 30 of the Transparency Requirements (Securities admitted to Trading on a Regulated Market) Law, taking into account the conditions regarding the aggregation thereof laid down in Sections 34 and 35 of the said Law, or which makes it possible to exercise a significant influence over the management of the IF in which that holding subsists’.

“market maker” means a person who holds himself out on the financial markets on a continuous basis as being willing to deal on own account by buying and selling financial instruments against his proprietary capital at prices defined by him;

“execution of orders of behalf of clients” means acting to conclude agreements to buy or sell one or more financial instruments on behalf of clients;

“auditor” means a person that possesses the requisite under Company Law qualifications to be appointed as an auditor of a company;
Cap. 113.
9 of 1968
76 of 1977
17 of 1979
105 of 1985
198 of 1986
19 of 1990
41(Ι) of 1994
15(Ι) of 1995
21(Ι) of 1997
82(Ι) of 1999
2(Ι) of 2000
135(Ι) of 2000
151(Ι) of 2000
76(Ι) of 2001
70(Ι) of 2003
167(Ι) of 2003
92(Ι) of 2004
24(Ι) of 2005
129(Ι) of 2005
130(Ι) of 2005
198(Ι) of 2006
124(Ι) of 2006.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

“control” has the meaning attributed to the term by section 148 of Company Law or/and Article 2 of Directive 83/349/ ΕCC;

“outsourcing” means an arrangement of any form between an IF and a service provider by which that service provider performs a process, a service or an activity which would otherwise be undertaken by the IF itself;

Second Appendix.	“professional client” means the client meeting the criteria and observing the procedures laid down in the Second Appendix;

Third Appendix Parts Ι and ΙΙΙ.
“investment services” and ≪investment activities≫ means any of the services and activities, respectively, specified in Part I of the Third Appendix, relating to any of the financial instruments listed in Part III of the Third Appendix;

“investment advice” means the provision of personal recommendation to a client, either after his request, or on the initiative of the IF, in relation to one or more transactions related to financial instruments; for the purposes of this definition, a personal recommendation is a recommendation that;

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Law 144(I)/2007

	(a)	Is made to a person in his capacity as a client or potential client, or in his capacity as an agent of a client or a potential client,

	(b)	is presented as suitable for the client, or is based on a consideration of the circumstances of the client and advises the client to take one of the following sets of steps:

		(i)	to buy, sell, subscribe for, exchange, redeem, hold or underwrite a particular financial instrument,
		(ii)	to exercise or not exercise any right conferred by a particular financial instrument to buy, sell, subscribe for, exchange, or redeem a financial instrument,

but does not include a recommendation that is issued exclusively through distribution channels or to the public;

64(Ι) of 2001 157(I) of 2002 71(I) of 2004 187(I) of 2004 44(Ι) of 2007.	“Commission” means the Cyprus Securities and Exchange Commission established and operating pursuant to the Cyprus Securities and Exchange Commission (Establishment and Responsibilities) Law;

22 of 1985
68 of 1987
190 of 1989
8 of 1992
22(Ι) of 1992
140(Ι) of 1999
140(Ι) of 2000
171(Ι) of 2000
8(Ι) of 2001
123(Ι) of 2003
124(Ι) of 2003
144(Ι) of 2003
5(Ι) of 2004
170(Ι) of 2004
230(Ι) of 2004
23(Ι) of 2005
49(Ι) of 2005
76(Ι) of 2005
29(Ι) of 2007
37(Ι) of 2007.

“Committee of the Authority for the Supervision and Development of Cooperative Societies” means the Committee of the Authority for the Supervision and Development of Cooperative Societies established pursuant to section 5 of the Cooperative Societies Law;

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

“Investment Firm” or “IF” means a person that operates under an authorisation granted by the competent authority and provides one or more investment services to third parties or/and performs one or more investment activities on a professional basis, and includes a CIF but not a credit institution;

“Supervisory Authority” -

	(a)	In relation to IFs, means the Commission,

	(b)	in relation to banks, means the Central Bank, and

	(c)	in relation to cooperative credit institutions, means the ASDCS;

“company” means a company of limited liability by shares, established under Company Law or a company established in another member state under the law applicable in its place of establishment or a company established under the Cooperative Societies Law;

200(Ι) of 2004.
“Management Company of UCITS” means the Management Company as defined in section 41 of the Open-ended Undertakings for Collective Investments in Transferable Securities (UCITS) and Related Issues Law or the Management Company of an Undertaking for Collective The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language. Investment in Transferable Securities (UCITS) operating pursuant to equivalent legislation of another member state;

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

“mixed financial holding company” means a parent undertaking, that is not a regulated entity, which with its subsidiaries, at least one of which is a regulated entity established in the European Union, and with other entities, comprises a financial conglomerate;

141(I) of 2012	“European Securities and Markets Authority or “ESMA” shall mean the European Supervisory Authority (European Securities and Markets Authority) established under Regulation No 1095/2010;

“European Commission” means the Commission of the European Communities;

OJ No L331, 15.12.20152 p.1 141(Ι)/2012
“European Systemic Risk Board or “ESRB” shall mean the European Systemic Risk Board established under Regulation (EU) No 1092/2010 of the European Parliament and the Council of 24 November 2010 on European Union macro-prudential oversight of the financial system and establishing a European Systemic Risk Board, as amended or replaced from time to time;

“ASDCS Commissioner” means the Commissioner of the Authority for the Supervision and Development of Cooperative Societies appointed pursuant to section 4 of the Cooperative Societies Law;

“subsidiary undertaking” means a subsidiary company within the meaning of sections 2 and 148 of Company Law, as well as having the meaning attributed to the term “subsidiary undertaking” by Articles 1 and 2 of Directive 83/349/EEC, and includes every subsidiary of a subsidiary undertaking of an ultimate parent undertaking;

“retail client” means every client that is not a professional client;

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

116(I) of 2005.	“distribution channel” means a distribution channel within the meaning of section 2 of the Insider Dealing and Market Manipulation (Market Abuse) Law;

“Commission Regulation No 1287/2006” means the act of the European Community titled “Commission Regulation No 1287/2006 of 10 August 2006 implementing Directive 2004/39/EC of the European Parliament and of the Council as regards recordkeeping obligations for investment firms, transaction reporting, market transparency, admission of financial instruments to trading, and defined terms for the purposes of that Directive”, as it shall be further amended or replaced;

OJ No L331, 15.12.2010 p. 84 L 174 1.7.2011, p. 1 141(I)/2012
“Regulation (EU) No 1095/2010” shall mean the act of the European Union titled “Regulation (EU) No 1095/2010 establishing a European Supervisory Authority (European Securities and Markets Authority), amending Decision No 716/2009/EC and repealing Commission Decision 2009/77/EC” as lately amended by Directive 2011/61/EC of the European Parliament and the Council of 08 June 2011 as subsequently may be amended or replaced.”

48 of 1963
10 of 1979
35 of 1990
233 of 1991
74(Ι) of 1992
66(Ι) of 1993
100(Ι) of 1994
99(Ι) of 1995
116(Ι) of 1996
107(Ι) of 1997
97(Ι) of 1998
92(Ι) of 1999
148(Ι) of 1999
124(Ι) of 2000
166(Ι) of 2000
147(Ι) of 2001
138(Ι) of 2002
166(Ι) of 2003
34(Ι) of 2007.

“Central Bank” means the Central Bank of Cyprus, established pursuant to section 3 of the Central Bank of Cyprus Law, by the order of Articles 118 to 121 of the Constitution, and operating pursuant to the Central Bank of Cyprus Law;

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Law 144(I)/2007

“transferable securities” means those classes of securities which are negotiable on the capital market, with the exception of instruments of payment, such as-

(a)	Shares in companies and other securities equivalent to shares in companies, partnerships and other entities, and depositary receipts in respect of shares,

(b)	bonds or other forms of securitised debt, including depositary receipts in respect of such securities,

(c)
any other securities giving the right to acquire or sell any such transferable securities or giving rise to a cash settlement determined by reference to securities, currencies, interest rates or yields, commodities or other indices or measures;

“member state” means a European Union member state or another state that is a contracting party to the European Economic Area Agreement, signed in Oporto on May 2nd, 1992, and adapted by the Protocol signed in Brussels on May 17th, 1993, as this Agreement shall be further amended;

“home member state” means-

(a)	with regards IFs-

(i) if the IF is a natural person, the member state in which its head office is situated,

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Law 144(I)/2007

	(ii)	if the IF is a legal person, the member state in which its registered office is situated,
	(iii)	if the IF has, under its national law, no registered office, the member state in which its head office is situated, and

(b)
in the case of the regulated market, the member state in which the regulated market is registered in or, if under the law of that member state it has no registered office, the member state in which the head office of the regulated market is situated;

“host member state” means the member state, other than the home member state, in which an IF has a branch or performs services and/or activities or the member state in which a regulated market provides appropriate arrangements so as to facilitate access to trading on its system by remote members or participants established in that member state;

“Cypriot Investment Firm” or “CIF” means the company that is established in the Republic and authorised by the Commission pursuant to this Law to provide one or more investment services to third parties or/and perform one or more investment activities;

“money-market instruments” means those classes of instruments which are normally dealt in on the money market, such as treasury bills, certificates of deposit and commercial papers, excluding instruments of payment;

“shareholder” means a person that has a holding in the capital of an IF or a person that holds voting rights in an IF without necessarily having a holding in its share capital;

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

“parent undertaking” means the parent company within the meaning of sections 2 and 148 of Company Law, as well as having the meaning attributed to the term “parent undertaking” by Articles 1 and 2 of Directive 83/349/EEC;

OJ No L 195, 18.7.1983, p. 1. OJ No L 363, 10.12.2006, p. 137.
“Directive 83/349/EEC” means the act of the European Community titled “Seventh Council Directive 83/349/EEC of 13 June 1983 based on the Article 54 (3) (g) of the Treaty on consolidated accounts”, as it has been recently amended by Directive 2006/99/EC and as it shall be further amended or replaced;

“Directive 2004/39/EC” means the act of the European Community titled “Directive 2004/39/EC of the European Parliament and of the Council of 21 April 2004 on markets in financial instruments amending Council Directives 85/611/EEC and 93/6/EEC and Directive 2000/12/EC of the European Parliament and of the Council and repealing Council Directive 93/22/EEC” as it has been amended by Directive 2004/39/EC and as it shall be further amended or replaced;

OJ No L 390, 31.12.2004, p. 38.
“Directive 2004/109/EC” means the act of the European Community titled “Directive 2004/109/EC of the European Parliament and of the Council of 15 December 2004 on the harmonisation of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market and amending Directive 2001/34/EC”, as it shall be further amended or replaced;

“directives” means the directives of regulatory content of the Commission or the Central Bank or the ASDCS, as Supervisory Authorities, that are issued pursuant to this Law and are published in the Official Gazette of the Republic;

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

“group” means the group of which that firm forms a part, consisting of - (a) A parent undertaking; (b) its subsidiaries;

(c) the entities in which the parent undertaking or its subsidiaries hold a participation as stated in paragraph (a) of the definition of the term “close links”;

(d)(i)
the undertaking or undertakings, although not connected to the parent undertaking with the relationships referred to in paragraphs (b) and (c), have been placed along with the parent undertaking under single management following an agreement concluded by the parent undertaking or according to the terms of their articles of association; or

(ii)
the undertaking or undertakings, although not connected to the parent undertaking with the relationships referred to in paragraphs (b) and (c), their administrative or management or supervisory bodies consist in their majority of the same persons holding office during the financial year and until the consolidated financial statements are drawn up;

“Undertakings for collective investment in transferable securities” or “UCITS”, has the meaning given to the term by the Open-ended Undertakings for Collective Investments in Transferable Securities (UCITS) and Related Issues Law;

“limit order” means an order to buy or sell a financial instrument at its specified order limit or better and for a specified size;

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

Third Appendix, Part II.	“ancillary services” means any of the services listed in Part II of the Third Appendix;

“client” means every person to whom an IF provides investment or/and ancillary services;

“credit institution” means a bank and a cooperative society;

“multilateral trading facility” or “MTF” means a multilateral system operated by an IF or market operator, which brings together or facilitates the bringing together of multiple third-party buying and selling interests in financial instruments - in the system and in accordance with its non-discretionary rules - in a way that results in a contract in accordance with the provisions of Parts II and V.

“personal transaction” means a trade in financial instrument effected by or on behalf of a relevant person, where at least one of the following criteria are met:

(a) The relevant person is acting outside the scope of the activities he carries out in that capacity,

(b) the trade is carried out for the account of any of the following persons:

(i) the relevant person,
(ii) any person with whom he has a family relationship, or with whom he has close links, or
(iii)
a person whose relationship with the relevant person is such that the relevant person has a direct or indirect material interest in the outcome of the trade, other than a fee or commission for the execution of the trade;

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

“person with whom a relevant person has a family relationship” means any of the following:

(a)	the spouse of the relevant person or any person that cohabits for at least one year with the relevant person;

(b)	a dependent child or stepchild of the relevant person;

(c)	any other relative of the relevant person, who at the date of the relevant personal transaction was a member of the household of that person for at least a year;

“persons who effectively direct the business” means the members of the IF’ s board of directors and its senior management;

“regulated market” or “organized market” means the multilateral system managed or operated by a market operator and which brings together or facilitates the bringing together of multiple third-party buying or/and selling interests in financial instruments - in the system and in accordance with its non-discretionary rules - in a way that results in a contract, in respect of the financial instruments admitted to trading under its rules or/and systems, and which is authorised by member state and functions regularly in accordance with the provisions of Part X of this Law or respective legislation of other member states that are enacted in compliance with Directive 2004/39/EC;

“regulated entity” means an IF or a credit institution or an insurance undertaking;

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

“close links” means a situation in which two or more natural or legal person are linked by-

(a) participation which means the ownership, direct or by way of control, of at least 20% of the voting rights or capital of an undertaking;

(b)
control which means the relationship between a parent undertaking and a subsidiary, in all the cases referred to in section 148 of Company Law and Article 1, paragraphs 1 and 2 of Directive 83/349/EEC, or a similar relationship between any natural or legal person and an undertaking, any subsidiary of a subsidiary undertaking also being considered a subsidiary of the parent undertaking which is at the head of those undertaking; a situation in which two or more natural or legal persons are permanently linked to one and the same person by a control relationship shall be regarded as constitution a close link between such persons;

“tied agent” means a person established in a member state, who, acting under the full and unconditional responsibility of only one IF of a member state, on whose behalf it acts, promotes investment or/and ancillary services, attracts clients or prospective clients, receives and transmits client orders in respect of investment services or financial instruments, places financial instruments or/and provides advice to clients or prospective clients in respect of those financial instruments or services;

“cooperative legislation” has the meaning attributed to the term by section 2 of the Cooperative Societies Law;

“cooperative credit institution” has the meaning attributed to the term by section 2 of the Cooperative Societies Law or a cooperative credit institution operating according to equivalent legislation of other member states;

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

“systematic internaliser” means the IF which on an organised, frequent and systematic basis, deals on own account by executing client orders outside a regulated market or MTF;

“Investor Compensation Fund” or “ICF” means the ICF for Clients of IFs, the ICF for Clients of Banks and the ICF for Clients of CCIs, as defined in part VII;

66(Ι) of 1997 74(Ι) of 1999 94(Ι) of 2000 119(Ι) of 2003 4(Ι) of 2004 151(Ι) of 2004 231(Ι) of 2004 235(Ι) of 2004 20(I) of 2005.	≪bank≫ has the meaning attributed to this term by section 2 of the Banking Law;

“banking legislation” means the Banking Law and the regulations and directives issued pursuant to the said Law, and includes equivalent legislation of other member states;

“third country” means a country that is not a member state;

“Authority for the Supervision and Development of Cooperative Societies” or “ASDCS” means, with regards the competence of issuing directives pursuant to this Law, the ASDCS Committee, and the ASDCS Commissioner, with regards any other competence pursuant to this Law;

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

“branch” means a place of business other than the head office, which is part of an IF, which has no legal personality and which provides investment services or/and performs investment activities, and which may also perform ancillary services for which the IF has been authorised; all the places of business set up in the same member state by an IF with headquarters in another member state shall be regarded as a single branch;

“Minister” means the Minister of Finance;

14(Ι) of 1993
32(Ι) of 1993
91(I) of 1994
45(I) of 1995
74(Ι) of 1995
50(Ι) of 1996
16(Ι) of 1997
62(Ι) of 1997
71(Ι) of 1997
83(Ι) of 1997
29(Ι) o 1998
137(Ι) of 1999
19(Ι) of 2000
20(Ι) of 2000
39(Ι) of 2000
42(Ι) of 2000
49(I) of 2000
50(Ι) of 2000
136(Ι) of 2000
137(Ι) of 2000
141(Ι) of 2000
142(Ι) of 2000
175(Ι) of 2000
9(Ι) of 2001
37(Ι) of 2001
43(Ι) of 2001
66(Ι) of 2001
79(Ι) of 2001
80(Ι) of 2001
81(Ι) of 2001
82(Ι) of 2001
105(Ι) of 2001
119(Ι) of 2001
120(Ι) of 2001
1(Ι) of 2002
87(Ι) of 2002
147(Ι) of 2002
162(Ι) of 2002
184(Ι) of 2003
205(Ι) of 2004
43(Ι) of 2005
99(Ι) of 2005
115(Ι) of 2005
93(Ι) of 2006
28(Ι) of 2007.
“Cyprus Stock Exchange” or “CSE” means the Cyprus Stock Exchange established pursuant to section 3 of the Cyprus Securities and Stock Exchange Law;

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

Third Appendix, Part ΙΙΙ.	“financial instruments” means any of the instruments specified in Part III of the Third Appendix;

“financial conglomerate” means a group which meets the following requirement, subject to the thresholds defined by way of directives issued by the Commission:

(a)
a regulated entity, which has been authorised in the Republic or in another member state, is at the head of the group, or at least one of the subsidiaries in the group is a regulated entity, which has been authorised in the Republic or in another member state,

(b)
where there is a regulated entity, which has been authorised in the Republic or in another member state, at the head of the group, or it is either a parent undertaking of an entity in the financial sector, or an entity which holds a participation in an entity in the financial sector, or an entity related with an entity in the financial sector by a relationship within the meaning of section 148 of Company Law, managed on a unified basis with this entity, pursuant to a contract or provisions in their articles of association or their administrative or management or supervisory bodies consist in their majority of the same persons holding office during the financial year and until the consolidated financial statements are drawn up;

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Law 144(I)/2007

(c)
where there is no regulated entity which has been authorised in the Republic or in another member state at the head of the group, the group’s activities mainly occur in the financial sector as defined by way of directives issued by the Commission,

(d) at least one of the entities in the group is within the insurance sector and at least one is within the banking or investment services sector,

(e)
the consolidated or/and aggregated activities of the entities in the group within the insurance sector and the consolidated or/and aggregated activities of the entities within the banking and investment services sector are both significant within the meaning of the directive issued by the Commission with regards financial conglomerates;

any subgroup of a group within the meaning of this definition, shall be considered as a financial conglomerate;

“financial sector” means a sector composed of one or more of the following entities:

(a)
a bank or a cooperative credit institution or a company performing functions which are inextricably related to banking as laid down in subsection (3) of section 13 of the Banking Law, or an entity whose main function is the holding or management of immovable property, or an ancillary banking services undertaking in relation to the main business of one or more banks;

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Law 144(I)/2007

	(b)	insurance undertaking;

	(c)	reinsurance undertaking or insurance holding company, as these are defined in section 2 of the Insurance Business Law;

	(d)	IF;

	(e)	mixed financial holding company.

(2) Amounts which in this Law are referred to in euro are considered up and until December 31st, 2007 as referring to pounds, at the relevant applicable rate.

Scope of Application of this Law.	3.-(1) This Law regulates-

(a)
the provision of investment and ancillary services, as well as the performance of investment activities on a professional basis in the Republic, where the provision of investment and ancillary services in the Republic includes-

(i)
any provision or offer for the provision of investment and ancillary services, made from a place outside the Republic to persons within, or resident or domiciled in the Republic, provided the above provision or offer reaches such persons when they are within or resident or domiciled in the Republic or where the relevant transaction is concluded within the Republic,

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

(ii)
any provision or offer for the provision of investment and ancillary services, which comes from inside the Republic or from a person within, resident or domiciled in the Republic, to persons that are within, resident or domiciled in the Republic or outside the Republic ,

(iii)
any provision or offer for the provision of investment and ancillary services, that comes from a person that is within, resident or domiciled in the Republic and acts or purports to be acting in the capacity of an employee or in another capacity, on behalf of a third-person who is outside the Republic, to persons that are within, resident or domiciled in the Republic or outside the Republic.

		(b)	the operation of regulated markets; and

		(c)	other related matters.

	(2)		The following are outside the scope of application of this Law-

(a) the members of the European System of Central Banks and other national bodies performing similar functions and other public bodies charged with or intervening in the management of the public debt;

(b) insurance undertakings;

47(Ι) of 1999 63(Ι) of 2000. 146(Ι) of 2006.			(c)
the undertakings for collective investment in transferable securities within the meaning of section 2 of the Open-ended Undertakings for Collective Investments in Transferable Securities (UCITS) and Related Issues Law, global collective investment schemes within the meaning of Article 2 of the Global Collective Investment Schemes Law, and the funds for occupational retirement provision within the meaning of section 2 of the Establishment, Activities and Supervision of the Funds for Occupational Retirement Provision, including the depositaries and managers of all the above;

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Law 144(I)/2007

(d)	persons which provide investment services exclusively for their parent undertakings, for their subsidiaries or for other subsidiaries of their parent undertakings;

(e)	persons which provide investment services consisting exclusively in the administration of employee-participation schemes;

(f)
persons which provide investment services which only involve both administration of employee-participation schemes and the provision of investment services exclusively for their parent undertakings, for their subsidiaries or for other subsidiaries of their parent undertakings;

(g)
persons providing an investment service where that service is provided in an incidental manner in the course of a professional activity and that activity is regulated by legal or regulatory provisions or a code of ethics governing the profession which do not exclude the provision of that service;

(h)
persons who do not provide any investment services or activities other than dealing on own account unless they are market makers or deal on own account unless they are market makers or deal on own account outside a regulated market or an MTF on an organised, frequent and systematic basis by providing a system accessible to third parties in order to engage in dealings with them;

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

Third Appendix, Part III.	(i)
persons dealing on own account in financial instruments, or providing investment services in commodity derivatives or derivative contracts included in the paragraph 10 of Part III of the Third Appendix, to the clients of their main business, provided this is an ancillary activity to their main business, when considered on a group basis, and that main business is not the provision of investment services within the meaning of the present law or banking services under the banking legislation;

	(j)	persons providing investment advice in the course of providing another professional activity not governed by this Law, provided that the provision of such advice is not specifically remunerated;

(k)
persons whose main business consists of dealing on own account in commodities and/or commodity derivatives; the present exception shall not apply where the persons that deal on own account in commodities and/or commodity derivatives are part of a group the main business of which is the provision of other investment services within of this Law or banking services under the banking legislation;

(l)
firms which provide investment services and/or perform investment activities consisting exclusively in dealing on won account on markets in financial futures or options or other derivatives and on cash markets for the sole purpose of hedging positions on derivative markets or which deal for the accounts of other members of those markets or make prices for them and which are guaranteed by clearing members of the same markets, where responsibility for ensuring the performance of contracts entered into by such firms is assumed by clearing members of the same markets;

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

	(m)	associations set up by Danish and Finish pension funds with the sole aim of managing the assets of pension funds are members of those associations;

	(n)	“agenti di cambio” whose activities and functions are governed by Article 201 of Italian Legislative Decree No 58 of 24 February 1998.

        (3)  The rights conferred by this Law shall not extend to the provision of services by counterparties in transactions carried out by public bodies dealing with public debts or by members of the European System of Central Banks performing their tasks as provided for by the Treaty and the Statute of the European System of Central Banks and of the European Central Bank or while performing equivalent functions pursuant to member states’ legislation.

        (4) The Commission may, by way of directives define, with regards the exceptions laid down in paragraphs (g), (i) and (k) of subsection (2), the criteria which determine when a service is provided in an incidental manner and when is considered ancillary to the main business when examined at group level.

PART II
RIGHT TO PROVIDE INVESTMENT SERVICES, PERFORM INVESTMENT ACTIVITIES AND OPERATE A REGULATED MARKET

Provision of investment services, performance of investment activities and operation of a regulated market.
4.-(1) Only the persons referred to in subsection (2) are allowed to provide investment services or to purport to provide investment services or/and to perform or to purport to perform investment activities, on a professional basis in the Republic.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

(2) The persons that are allowed to provide or to purport to provide investment services or/and to perform or to purport to perform investment activities, on a professional basis, in the Republic are-

(a) CIFs authorised under this Law, as well as market operators as provided for in subsection (2) of section 6;

(b) member state IFs, as provided for in subsection (1) of section 77 and subsection (1) of section 80;

(c) third country IFs, as provided for in subsection (1) of section 78;

(d) banks, as provided for in section 118;

(e) cooperative credit institutions, as provided for in section 122.

(3) Only the persons authorised as regulated markets as provided for in Part X may operate or purport to operate a system in the Republic resembling a regulated market.

(4) Nobody is allowed to receive any fee for services provided in violation of subsections (1) and (3).

        (5) A Court before which a criminal trial is held for the violation of subsection (1) or (3) may order the suspension of the provision of every investment service or/and the performance of every investment activity, as well as the suspension of operation of every system resembling a regulated market, by the accused, for such a period as the court shall consider reasonable, until the final outcome of the case in relation to which the criminal case was brought.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

        (6) In addition to the imposition of a sentence as provided for in subsection (1) of section 140, the court that sentences a person for a criminal offence regarding the violation of subsection (1) or (3) may also order the convicted person not to provide investment services or/and to perform investment activities or to operate a system resembling a regulated market, related to the criminal offence perpetrated, for a time period not exceeding five years.

Name of a company other than a CIF.
5.-(1) The inclusion in the name of undertakings which are not CIFs of the terms “CIF”, “IF”, “ investment services”, “investment activities”, “regulated market”, “stock exchange”, “provision of investment services”, “performance of investment activities”, “operation of regulated market”, “ financial services”, “provision of financial services”, “stock broking services”, “broker” as well as similar terms, in any language, is hereby forbidden.

        (2) A company whose CIF authorisation has been withdrawn or has lapsed as provided for in this Law must within three months at the latest from the date of withdrawal or lapse of the said authorisation, to change its name so as to be in compliance with the provisions of subsection (1).

PART III - CONDITIONS FOR GRANTING A CIF AUTHORISATION

Chapter A - General provisions

CIF Authorisation.
6.-(1) Without prejudice to subsection (2), a CIF may provide investment services on a professional basis only if it has received prior authorisation from the Commission, in accordance with the provisions of this Law.

(2) A market operator may operate an MTF, under the condition that the Commission ascertains in advance its compliance with the provisions of this Part, with the exception of section 17.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

        (3) The Commission shall not grant a CIF authorisation if it is not fully satisfied that the company that has been established in the Republic and is applying for a CIF authorisation (that in this Part from now on will be known as “the applicant”), complies with all the requirements stated in this Law and the directives issued pursuant to this Law.

        (4) The applicant shall provide all the information, as defined in this Part, necessary to enable the Commission to satisfy itself that the applicant has taken, at the time the CIF authorisation is granted, all necessary arrangements to fulfil the requirements of this Part.

        (5) The CIF authorisation is valid in all member states and shall allow the CIF to provide the services or/and perform the activities, for which it has been authorised, in all the member states, either through the establishment of a branch or the free provision of services or performance of activities.

        (6) The CIF authorisation shall state the name of the CIF, the number and the date of issue of the authorisation, the investment and ancillary services it is allowed to provide, the investment activities it is allowed to perform, as well as any other detail the Commission shall consider necessary.

(7) A CIF authorisation shall in no case be granted solely for the provision of ancillary services.

(8) Without prejudice to subsection (9), a CIF may only provide the investment and ancillary services or/and only perform the investment activities that are stated in its authorisation.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

(9) A CIF is prohibited from conducting any other business, beyond the services or/and activities stated in its authorisation, except if -

(a) their exercise leads to or contributes to the achievement of the provision of all or some of the services or/and the performance of the activities, permitted by its authorisation; or

(b) it has received the Commission’s permission, which is granted, at its absolute discretion, in exceptional circumstances.

CIF public register. 141(I)/2012	7. (1) The Commission shall establish and maintain, freely accessible to the public, a register in which all CIFs shall be registered.

        (2) Upon authorisation, the Commission shall enter in the register kept in accordance with this article, the CIF’s name and number of authorisation, the date of authorisation, the investment and ancillary services which the CIF is authorised to provide, the investment activities which the CIF is authorised to carry out, as well as any other information the Commission may deem necessary.

(3) The Commission shall keep the register updated.

(4) The Commission shall publish the register either on its website or/and in any other way the Commission may decide.

(5) The Commission shall communicate to ESMA all CIF authorisations.

Disclosure of details of CIF authorisation.
8. A CIF must state on its documents, as well as on any other publication or announcement, the number of its authorisation, as well as the fact that it is supervised by the Commission. In addition, a CIF has to have a website, the address of which it shall notify to the Commission, and where the number and content of its authorisation is entered, as well as the fact that it is supervised by the Commission, as well as any other element the Commission may define by way of directives.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

Inter-authority consultation prior to CIF authorization.	9.-(1) The Commission in order to grant a CIF authorisation to an applicant that-

(a) Is a subsidiary of an IF or a credit institution, authorised in another member state, or

(b) is a subsidiary of the parent undertaking of an IF or a credit institution, authorised in another member state, or

(c) is controlled by the same person which controls an IF or a credit institution, authorised in another member state,

shall request the opinion of the competent authorities of the member state that has granted the relevant authorisation and shall exchange with them the information necessary in respect of the application.

(2) The Commission, in order to grant a CIF authorisation to an applicant that-

(a) Is a subsidiary of a credit institution or an insurance undertaking, authorised by any relevant authority in the Republic or in another member state, or

(b) is a subsidiary of the parent undertaking of a credit institution or an insurance undertaking authorised by any relevant authority in the Republic or in another member state.

(c) is controlled by the same person that controls a credit institution or an insurance undertaking authorised by any relevant authority in the Republic or in another member state.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

shall request the opinion of the relevant authorities that are responsible for the supervision of the said credit institutions or insurance undertakings.

        (3) The Commission and the competent authorities and the relevant authorities that are referred to in subsections (1) and (2) shall consult each other when assessing the suitability of the shareholders and the reputation and experience of the persons who effectively direct the undertaking involved in the management of another entity of the same group. They shall also exchange all information regarding the suitability of the shareholders, as well as the reputation and experience of the persons who effectively direct the business that is useful for the granting of an authorisation, as well as for the ongoing assessment of compliance with their operating conditions.

Chapter B
Conditions and procedures for granting CIF authorisation

CIF initial capital.
10.-(1) A CIF that provides or more of the following investment services and holds clients’ money or/and client’s financial instruments, must have an initial capital of at least two hundred thousand euro (€200.000):

	(a)	The reception and transmission of orders in relation to financial instruments;

	(b)	the execution of orders on behalf of clients;

	(c)	portfolio management;

	(d)	provision of investment advice;

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

 (2) A CIF that provides the investment services stated in subsection 1(a) or/and (d) and does not hold clients’ money or/and clients’ financial instruments, and which for that reason may not at any time place themselves in debt with their clients, may have an initial capital of:

(a)	At least eighty thousand euro (€80.000); or

(b)
at least forty thousand euro (€40.000) and professional indemnity insurance covering all member states or some other comparable guarantee against liability arising from professional negligence, that it enters into with an insurance undertaking, representing an amount of at least one million euro (€1.000.000), per claim, and in aggregate at least one million five hundred thousand euro (€1.500.000) per year for all claims.

(3) A CIF that provides one or more of the following investment services or/and performs the following investment activities shall have an initial capital of at least one million euro (€1.000.000):

(a)	Dealing on own account;

(b)	underwriting of financial instruments and/or placing of financial instruments on a firm commitment basis;

(c)	placing of financial instruments without a firm commitment basis;

(d)	operation of Multilateral Trading Facility.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

        (4) A CIF within the meaning of subsection (2), that is also registered under the Insurance Services and other Related Issues Law to provide insurance intermediary services in the insurance sector, must comply with the requirements of subsection (1) of section 171 of the said Law, and in addition must have an initial capital of-

	(a)	At least forty thousand euro (€40.000); or

(b)
at least twenty thousand euro (€20.000) and professional indemnity insurance covering all member states or some other comparable guarantee against liability arising from professional negligence, that it enters into with an insurance undertaking, representing an amount of at least five hundred thousand euro (€500.000), per claim, and in aggregate at least seven hundred and fifty thousand euro (€750.000) per year for all claims.

CIF Memorandum of Association.
11. A CIF’s Memorandum of Association must state that the company is operating as a CIF within the meaning of this Law and provides those investment and ancillary services or/and performs those investment activities in relation to those financial instruments, as specified in its authorisation, always on the condition that it holds such an authorisation from the Commission.

Persons who effectively direct the business of a CIF.	12.-(1) The persons who effectively direct the business of a CIF shall be of sufficiently good repute and sufficiently experienced as to ensure the sound and prudent management of the CIF.

        Where the market operator that seeks authorisation to operate an MTF and the persons that effectively direct the business of the MTF are the same as those that effectively direct the business of the regulated market, those persons are deemed to comply with the requirements laid down in this subsection.

        (2) The Commission may reject an application for CIF authorisation, if it is not satisfied that the persons who will effectively direct the business of the applicant are of sufficiently good repute and sufficiently experienced, or if there are objective and demonstrable grounds for believing that their presence in the management of the firm poses a threat to its sound and prudent management.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

(3) The management of a CIF must be undertaken by at least two persons meeting the requirements laid down in subsection (1).

CIF shareholders.
13.-(1) The Commission shall not authorise the provision of investment services or/and the performance of investment activities by an applicant, until it has been informed of the identities of the shareholders, whether direct or indirect, irrespective if they are natural or legal persons, that have qualifying holdings, as well as the amounts of those holdings:

        It is provided that in respect of legal persons, the applicant must provide information with regards the identity of the natural persons that they are managed by, as well as that of their shareholders, reaching the beneficial shareholders.

        (2) The Commission may reject the application to grant CIF authorisation if, taking into account the need to ensure the sound and prudent management of a CIF, it is not satisfied as to the suitability of the shareholders, whether direct or indirect, that have qualifying holdings.

Close links.
14.-(1) Where close links exist between the applicant and other persons, the Commission shall grant a CIF authorisation, only if those links do not prevent the effective exercise of its supervisory functions.

        (2) The Commission shall refuse to grant a CIF authorisation if the laws, regulations or administrative provisions of a third country governing one or more persons with which the applicant has close links, or the difficulties involved in their enforcement, prevent the effective exercise of its supervisory functions.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

Persons employed by a CIF.	15. The persons employed by a CIF must be of sufficiently good repute and have the necessary skills, knowledge and expertise for performing their assigned responsibilities.

CIF head office.	16. A CIF’s head office must be situated in the Republic.

Member of ICF for Clients of IFs.	17. A CIF must be a member of the Investment Compensation Fund for Clients of IFs (ICF for Clients of IFs) and to comply with its obligations as laid down in Part VII.

Organisational requirements.	18.-(1) A CIF must comply with the organisational requirements laid down in subsection (2).

(2) A CIF must -

(a)
Establish adequate policies and procedures sufficient to ensure its compliance, including its managers, employees, tied agents and other relevant persons, with its obligations pursuant to this Law and the directives issued pursuant to this Law, as well as appropriate rules governing personal transactions by such persons;

(b)
maintain and operate effective organisational and administrative arrangements with a view to taking all reasonable steps designed to prevent conflicts of interest as stated in section 29 from adversely affecting the interests of its clients;

(c)
take reasonable steps to ensure continuity and regularity in the performance of investment and ancillary services and activities, by employing appropriate and proportionate systems, resources and procedures

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

(d)
ensure, when relying on a third party for the performance of investment services or activities or operational functions which are critical for the provision of continuous and satisfactory service to clients and the performance of investment activities on a continuous and satisfactory basis, that it takes reasonable steps to avoid undue additional operational risk. Outsourcing of the above must not be undertaken in such a way as to materially impair the quality of its internal control and the ability of the Commission to monitor the CIF’s compliance with all its obligations;

(e)	have robust governance arrangements which include a clear organisational structure with well defined, transparent and consistent lines of responsibility;

(f)
have sound administrative and accounting procedures, internal control mechanisms, effective procedures for assessing the risks the CIF undertakes or may undertake, and effective control mechanisms; including appropriate administrative and accounting procedures and safeguard arrangements for information processing systems;

(g)
arrange for records to be kept of all services provided and transactions undertaken by it, which shall be sufficient to enable the Commission to monitor compliance with the requirements under this Law, the directives issued pursuant to this Law and the Regulation (EC) No 1287/2006, and in particular to ascertain that the CIF has complied with all its obligations with respect to clients or potential clients;

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

61(Ι) of 1996 25(I) of 1997 41(I) of 1998 120(I) of 1999 152(I) of 2000 118(I) of 2003 85(I) of 2004.	(h)
to apply appropriate client identification procedures, record maintenance and internal reporting as provided by the Prevention and Suppression of Money Laundering Activities Law and by directives issued pursuant to the said Law or/and to section 20 of this Law;

(i)
when holding financial instruments belonging to clients, to make adequate arrangements so as to safeguard clients’ ownership rights, especially in the event of the CIF’s insolvency, and to prevent the use of a client’s instruments on own account except with the client’s express consent;

(j)
when holding funds belonging to clients, make adequate arrangements to safeguard the clients’ rights and, except in the case of credit institutions, prevent the use of client funds for its own account.

     (3) The arrangements, processes and mechanisms laid down in subsection (2) must be comprehensive and proportionate to the nature, scale and complexity of the business activities of the CIF, especially when taking into account the nature and range of the investment services and activities it undertakes in terms of the said business activities.

Trading process and finalisation of transactions in an MTF.	19.-(1) Every CIF and market operator operating an MTF, in addition to of meeting the requirements laid down in Article 18, must-

	(a)	Establish transparent and non-discretionary rules and procedures for fair and orderly trading and establish objective criteria for the efficient execution of orders;

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Law 144(I)/2007

(b)	establish transparent rules regarding the criteria for determining the financial instruments that can be traded under its systems;

(c)
where applicable, provide or be satisfied that there is access to, sufficient publicly available information to enable its users to form an investment judgement, taking into account both the nature of the users and the types of instruments traded;

(d)	establish and maintain transparent rules, based on objective criteria, governing access to its facility and complying with the conditions established in subsection (3) of section 106;

(e)
clearly inform its users of their respective responsibilities for the settlement of the transactions executed in that facility and to put in place the necessary arrangements to facilitate the efficient settlement of the transactions concluded under the systems of the MTF.

     (2) Sections 36, 38 and 39 are not applicable to transactions concluded under the rules governing an MTF between its members or participants or between the MTF and its members or participants in relation to the use of the MTF. However, the members of or participants in the MTF shall comply with the obligations stated in sections 36, 38 and 39 with respect to their clients when, acting on behalf of their clients, they execute their orders through the systems of an MTF.

     (3) Where a transferable security, which has been admitted to trading on a regulated market, is also traded on an MTF without the consent of the issuer, the issuer shall not be subject to any obligation relating to initial, ongoing or ad hoc financial disclosure with regards to that MTF.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

(4) Every CIF and market operator operating an MTF must comply immediately with any instruction from the Commission to suspend or remove a certain financial instrument from trading.

Issue of directives.
20. The Commission may by way of Directives define, specify or clarify any subjects that may require further action pursuant to this Part and among others, to define, specify or clarify the obligations of a CIF and its relevant persons.

Chapter C - Application for granting or extending CIF authorisation

Submission of CIF authorisation application.	21.-(1) The applicant in order to be authorised as a CIF must submit a relevant application to the Commission.

     (2) The Commission may, by way of directives define the content of the application and the information to be provided through it, the details and documents that will accompany it, as well as any other relevant matter or detail.

     (3) Without prejudice to subsection (2), the Commission may, at any time of the assessment of the application for the granting of a CIF authorisation, request any additional information or/and detail it may consider necessary for assessing the application before it.

     (4) An application to be authorised as a CIF shall not be accepted, unless it is accompanied by the applicant’s relevant confirmation that it possess or will possess the capital required as its initial capital and that it will undertake to block it in a bank account held by a credit institution or institutions of a member state, when and if the Commission so requests.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

     (5) When the Commission is at the final stage of assessment of the application for the granting of a CIF authorisation, it shall demand from the applicant, for the submission of a confirmation by one or more member states’ credit institutions, in which it shall be stated that the entire initial capital required according to this Law is blocked in a bank account held by the aforementioned institution or institutions, and that it will remain blocked until the CIF authorisation is granted.

     (6) The responsibility for the correctness, completeness and accuracy of the application for the granting of a CIF authorisation as well as for the details and documents that shall accompany the application, rests on the members of the board of directors of the applicant, who sign the application and confirm that they have exercised due diligence in ensuring that the information included in the application, as well as the details and documents that accompany it are correct, complete and truthful.

Deadline for reaching a decision.
22.-(1) (a) The Commission must, within six months from the submission of a duly completed application for the granting of a CIF authorisation, reach a decision and inform the applicant for the granting of authorisation or the rejection of the application.

(b) The application is considered duly completed only where it includes all required information and is accompanied by all the details and documents referred to in section 21.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

     (2) The lack of reaching a decision with regards a duly completed application for granting a CIF authorisation within six months from its submission as stated in subsection (1) shall be subject to judicial review before the Supreme Court by reason of Article 146 of the Constitution.

Application for extending CIF authorisation.
23. On the occasion where a CIF may require the extension of its authorisation with regards additional investment or ancillary services or/and investment activities, that are not included in the said authorisation, it submits a relevant application to the Commission, which is accompanied by the information, details and documents provided for in section 21. The Commission shall take a decision, by proportionally applying the provisions of this Part.

PART IV LAPSE, WITHDRAWAL AND SUSPENSION OF CIF AUTHORISATION

Lapse of CIF authorisation.	24.-(1) A CIF authorisation will lapse in the following circumstances:

	(a)	Where a CIF does not make use of its authorisation within twelve months from the date of its issue:

It is provided that if the CIF partially uses its authorisation, the authorisation will lapse with regards those services or/and activities for which the authorisation has not been used;

	(b)	where a CIF expressly renounces the authorisation;

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Law 144(I)/2007

(c) where a CIF has not provided investment services or/and performed investment activities for the preceding six months:

          It is provided that, if the CIF has not provided all the investment services or/and has performed all the investment activities for which it has been authorised, the authorisation will lapse with regards those services that have not been provided or/and those activities that have not been performed.

(2) In the events described in subsection (1) the CIF authorisation will automatically lapse and the relevant CIF must inform the Commission accordingly.

 (3) In the events described in paragraphs (b) and (c) of subsection (1), the CIF must settle its obligations arising from the investment services or/and activities that lapsed, within three months from when the authorisation lapsed, and the provision stated in subsection (4) of section 25 is applied, mutatis mutandis.

Withdrawal of CIF authorisation.	25.-(1) The Commission may wholly or partially withdraw a CIF authorisation, where-

(a)
It is ascertained that the CIF has obtained the authorisation on the basis of false or misleading details or by any other irregular means or has submitted or notified or otherwise publicised in any way false or misleading information, details or documents

	(b)	the CIF no longer meets the conditions under which authorisation was granted as laid down in Part III or/and the directives issued pursuant to the said Part;

(c)
the CIF has seriously or/and systematically infringed the provisions with regards the operating conditions and obligations of CIFs pursuant to this Law or/and the directives issued pursuant to this Law or/and the Regulation (EC) No 1287/2006;

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Law 144(I)/2007

(d) the CIF falls within any of the cases stated in other cypriot legislation, in respect of matters outside the scope of this Law, and which provides for the withdrawal of authorisation.

(2) The Commission may, by way of directives specify the procedure to be followed with regards the withdrawal of a CIF authorisation.

 (3) Where a CIF authorisation is withdrawn, the said company shall cease to provide services or/and perform activities, or depending on the circumstances, a CIF shall cease to provide those services or to perform those activities for which the authorisation was withdrawn.

 (4) The company whose authorisation has been wholly withdrawn or the CIF whose authorisation has been partially withdrawn, has to settle its obligations arising as a result of the services or/and the activities that is no longer allowed to provide or perform, within a period of three months from the date the Commission’s decision has been notified to it:

          It is provided that a company, whose authorisation has been wholly withdrawn, remains under the supervision of the Commission until the Commission is satisfied that the said company has completely complied with the provisions of this section and the directives issued pursuant to this section.

(5) Where a company violates the provisions of subsection (4), the Commission may impose upon it an administrative fine not exceeding three hundred and fifty thousand euro (€350.000).

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

     (6) Where a CIF authorisation has been wholly withdrawn, the Commission may apply to the Court for the liquidation of the company and the appointment of a liquidator or a temporary liquidator, according to the provisions of Company Law.

141(I)/2012	(7) The Commission shall communicate to ESMA every revocation of a CIF authorisation.

Suspension of CIF authorisation.	26.-(1) The Commission may, wholly or partially, suspend a CIF authorisation:

(a)
Simultaneously and immediately, with the beginning of a CIF authorisation withdrawal proceedings as laid down in section 25, if at its absolute discretion the continuation of operation by the CIF, until the Commission has reached a decision as to whether to withdraw or not the CIF authorisation, possibly endangers the CIF’s clients’ interests or the investors’ interests or generally the regular operation of the capital market;

(b) where, upon judging the gravity of the violations laid down in paragraphs (b) and (c) of subsection (1) of section 25, it decides not to proceed with the withdrawal of CIF authorisation.

     (2) The Commission may suspend a CIF authorisation when there are suspicions for an alleged violation of this Law or/and the directives issued pursuant to this Law or/and the Regulation (EC) No 1287/2006 or/and any other legislation regulating the capital market, that possibly endangers the CIF’s client interests or the investor interests or generally the regular operation of the capital market. In this case, the decision to suspend the CIF authorisation may be taken by the President or/and the Vice-President of the Commission, who shall inform the Commission at its next meeting.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

     (3) When the conditions of paragraph (b) of subsection (1) or subsection (2) coincide, the Commission may set a reasonable deadline, that may not exceed three months from the date of notification of the suspension of the CIF authorisation, for compliance with the provisions of this Law or/and the directives issued pursuant to this Law or/and the Regulation (EC) No 1287/2006.

     (4) The CIF must, within the deadline set by the Commission as stated in subsection (3), to inform the Commission of its compliance with the provisions of this Law or/and the directives issued pursuant to this Law or/and the Regulation (EC) No 1287/2006. Where the Commission-

(a)	Is satisfied that the CIF has complied with the above, it withdraws the suspension of the CIF’s authorisation, and informs it accordingly, or

(b)
is not satisfied that the CIF has complied with the above, it automatically extends the suspension of the CIF’s authorisation and commences proceedings to withdraw the relevant authorisation; the CIF authorisation will remain suspended until the Commission decides as to whether to withdraw or not the relevant authorisation:

It is provided that where the CIF does not inform the Commission within the set deadline as stated in subsection (3) with regards its compliance with the provisions of this Law or/and the directives issued pursuant to this Law or/and the Regulation (EC) No 1287/2006, the Commission automatically Kaapplies the procedure laid down in this paragraph.

(5) Where a CIF authorisation has been suspended, the CIF is not allowed to provide those services or/and perform those activities, in relation to which its authorisation has been suspended.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

(6) The Commission may, by way of directives specify the procedure to be followed in order to suspend a CIF authorisation.

(7) Where a CIF is in violation of subsection (5), the Commission may impose upon it an administrative fine not exceeding three hundred and fifty thousand euro (€350.000).

CIF under liquidation.
27. Where a CIF is under liquidation as provided for in Company Law, the funds and the financial instruments belonging to its clients are segregated from the property of the CIF which is under liquidation and delivered to their beneficiaries. .

PART V – CIF OPERATING CONDITIONS Chapter A Continuous CIF obligations

Continuous CIF obligations.	28.-(1) A CIF must at all times comply with the conditions under which authorisation was granted as laid down in Part III.

     (2) A CIF must carry out regular internal review of the conditions stated in sections 18 and 19 to ensure that they remain appropriate, effective, comprehensive and proportionate to the nature, scale and complexity of the CIF’s business activities especially in terms of the nature and the range of the investment services and activities it undertakes in terms of the said business activities. In the opposite case, the CIF must take appropriate measures to correct possible deficiencies.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

Conflicts of interest.
29.-(1) A CIF must take all reasonable steps to identify conflicts of interest between itself, including its managers and employees, tied agents, or other relevant persons, as well as any person directly or indirectly linked to them by control, and their clients or between one client and another, that arise in the course of providing any investment and ancillary services, or combinations thereof.

       (2) Where the organisational or administrative arrangements made by a CIF in accordance with paragraph (b) of subsection (2) of section 18, to manage conflicts of interest, are not sufficient to ensure, with reasonable confidence, that risks of damage to client interests will be prevented, the CIF shall clearly disclose the general nature or/and sources of conflicts of interest to the client before undertaking business on its behalf.

(3) The Commission may, by way of directives define:

(a)
The steps that CIFs might reasonably be expected to take to identify, prevent, manage or/and disclose conflicts of interest when providing various investment and ancillary services and combinations thereof;

	(b)	appropriate criteria for determining the types of conflict of interest whose existence may damage the interests of the clients or potential clients of a CIF.

Administrative sanctions.
30. Where a CIF is in violation of the provisions laid down in this Chapter as well as of the directives issued pursuant to this Chapter, the Commission may impose upon it an administrative fine not exceeding one hundred and seventy five thousand euro (€175.000), and in case of relapse or continuation of the violation an administrative fine not exceeding three hundred and fifty thousand euro (€350.000).

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

Chapter B Amendment and change of CIF details

Reduction of CIF share capital.
31.-(1) Irrespective of the provisions of Company Law, a CIF may not reduce its issued share capital without prior written authorisation by the Commission that must be attached to any relevant application submitted before a Court.

     (2) The Commission may not authorise the reduction of the issued share capital of the CIF in respect of which it has received a notification pursuant to subsection (1), if this is in contravention to provisions of this Law, or in general to the regular operation of the CIF, or generally that of the capital market.

Changes in the persons who effectively direct the business of CIF.
32.-(1) A CIF must notify the Commission of any changes in the persons who effectively direct its business, along with all information needed to assess whether the new persons to be appointed are of sufficiently good repute and sufficiently experienced, at least one month before the change is brought about.

     (2) The Commission may, within the time limit set in subsection (1), refuse to allow the above stated proposed changes to management, if it is not satisfied that the above persons are of sufficiently good repute or sufficiently experienced, or if there are objective and demonstrable grounds for believing that the proposed changes to the management of the CIF pose a threat to its sound and prudent management.

     (3) The persons that effectively direct the business of a CIF must notify in writing without undue delay, to the Commission and the CIF, of any new detail with regards their person, that could affect the sound and prudent management of the CIF.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

It is provided that the CIF bears the same obligation, if it knows or ought to have known of the new relevant details.

Acquisition, sale, increase or reduction of CIF holding. 106(I) of 2009
33.-(1)(a) A person (for the purposes of this Section and Sections 33A and 33B, ‘the proposed acquirer’) that, alone or in concert with other persons, has taken a decision either to acquire, directly or indirectly, a qualifying holding in a CIF, or to further increase, directly or indirectly, such qualifying holding in a CIF, as a result of which the proportion of the voting rights or of the capital held would reach or exceed the minimum limits of twenty per cent (20%), thirty per cent (30%) or fifty per cent (50%) or so that the CIF would become its subsidiary (for the purposes of this Section and Sections 33A and 33B ‘the proposed acquisition of holding’), shall notify the Commission in writing, indicating the size of the intended holding and the relevant information as provided in subsection (4) of Section 33B.

(b) For the purposes of this Section, a person is deemed to act in concert with other persons, in respect of a proposed acquirer, when these persons cooperate between them and includes the following categories of persons:

(i) Persons having a family relationship as follows:
(A) spouses or persons living together for at least one year;
(B) dependent child or adopted child of the person;
(C) other relative being a member of the person’s household for at least one year;
(ii) any company in which the person is a member of the board of directors;
(iii) any persons being partners;
(iv) any persons maintaining close bonds; and
(v) any other person whose interests, in the opinion of the Commission, are mutually dependent with the interests of the proposed acquirer or the shareholder.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

(c) A person having decided to cease to hold, directly or indirectly, a qualifying holding in a CIF, shall notify the Commission in writing, indicating the size of its intended holding. Such person shall also notify the Commission of its decision to reduce its qualifying holding so that the proportion of the voting rights or of the capital held would fall below twenty per cent (20%), thirty per cent (30%) or fifty per cent (50%) or so that the CIF would cease to be its subsidiary.

Third Appendix, Part I.
(d) In determining compliance with the qualifying holding criteria, the voting rights or the shares with a voting right held by an IF or credit institutions as a result of providing the underwriting and/or placing of financial instruments on a firm commitment basis, in accordance with paragraph 6 of Part I of the Third Appendix, shall not be taken into account, provided these rights are, on the one hand, neither exercised nor otherwise used for the purpose of intervening in the management of the issuer and, on the other, transferred within one year of their acquisition.

106(I) of 2009
(2) In carrying out the assessment provided in subsection (1) of Section 33B (hereinafter called ‘the assessment’), the Commission shall work in full consultation with the relevant competent authorities, in case the proposed acquirer is one of the following:

	(a)	a credit institution, insurance undertaking, IF or UCITS Management Company, with an operation licence in another member state or in a sector other than that in which the acquisition is proposed;
	(b)	the parent undertaking of a credit institution, insurance undertaking, IF or UCITS Management Company, with an operation licence in another member state or in a sector other than that in which the acquisition is proposed; or
	(c)	a natural or legal person controlling a credit institution, insurance undertaking, IF or UCITS Management Company, with an operation licence in another member state or in a sector other than that in which the acquisition is proposed.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

The competent authorities shall, without undue delay, provide each other with any information which is essential or relevant for assessing the acquisition of the holding. In this regard, the competent authorities shall transmit to each other, upon request, all relevant information and shall communicate between them on their own initiative all essential information. The decision of the competent authority which has issued the operation licence of the IF in which the acquisition is proposed must indicate any views or reservations expressed by the competent authority which is responsible for the supervision of the proposed acquirer.

106(I) of 2009
(3) In case a person, alone or in concert with another person, acquires or increases or ceases to hold or decreases its direct or indirect qualifying holding in a CIF without complying with the provisions of this Section and Sections 33A and 33B or despite the Commission’s opposition as laid out in Sections 33A and 33B, in addition to its power to impose an administrative fine under Section 35, the Commission may take against the said person one or more of the following measures:

	(a)	suspension of the exercise of the voting rights deriving from shares held by the said person, alone or in concert with another person, for a period not exceeding five years;
	(b)	nullity of the votes;
(c)
prohibition to dispose of or sign an agreement for the disposal or sale or exchange or lease or transfer or donation and generally the alienation of the shares held. In case any of the actions set forth in this paragraph are implemented, the Commission has the power to consider them as null and void;

	(d)	prohibition of acquisition, by means of donation or exercise of options, of shares in the CIF;
	(e)	prohibition of the CIF to make any payments deriving form the shares, save in the case of winding up of the CIF.

106(I) of 2009	(4) In the case of proposed holding acquisitions for which the notifications under subsection (1) had been submitted to the Commission prior to the entry into force of the Investment Services and Activities and Regulated Markets (Amending) Law of 2009, the assessment procedure is carried out in accordance with the legal provisions in force at the time of the notification.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

106(I) of 2009
     (5) Every CIF shareholder during the operation of the CIF must notify to the Commission the level of his directly or indirectly held qualifying holding, as well as the natural or legal persons through which he indirectly holds such a holding and its associates. Such notification must take place at least five working days from the date of the direct or indirect acquisition of such shares.

     (6) If a CIF becomes aware of any acquisitions or disposals or increases of holdings in its capital that cause holdings to exceed or fall below any of the thresholds referred to in subsection (1), it is to inform the Commission without delay.

106(I) of 2009
     (7) A CIF notifies to the Commission at least by January 31st of each year, the names of its shareholders possessing qualifying holdings during the previous calendar year as well as its associates, as well as the sizes of such direct or indirect held holdings.

106(I) of 2009
      (8) Every CIF shareholder with qualifying holding must notify without undue delay, to the Commission every new detail with regards its person or its associates that could affect the sound and prudent management of the CIF. The CIF bears the same obligation if it knows or ought to have known of the relevant new details.

     (9) If, at any time, the influence of the shareholders with direct or indirect qualifying holding in the CIF could affect the sound and prudent management of the CIF, the Commission may take the measures stated in subsection (3) against such persons in order to end such a situation.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

Assessment Period 106(I) of 2009
33A.-(1)(a) The Commission shall, promptly and in any event within two (2) working days following receipt of the notification required under paragraph (a) of subsection (1) of Section 33, as well as following the possible subsequent receipt of the information required under subsection (2), acknowledge receipt thereof in writing to the proposed acquirer.

(b) The Commission must, within sixty (60) working days from the date of the written acknowledgement of receipt of the notification under paragraph (a) of subsection (1) of Section 33 and all the information required under subsection (4) of Section 33B (hereinafter called ‘the assessment period’), carry out the assessment.

(c) The Commission shall inform the proposed acquirer of the date of expiry of the assessment period at the time of acknowledging receipt.

(2)(a) The Commission may, during the assessment period, if necessary, and no later than on the 50th working day of the assessment period, request any further information that is necessary to complete the assessment. Such request shall be made in writing and shall specify the additional information required.

(b) For the period between the date of request for information by the Commission and the receipt of a response thereto by the proposed acquirer, the assessment period shall be interrupted. The interruption shall not exceed twenty (20) working days. Any further requests by the Commission for completion or clarification of the information shall be at its discretion but may not result in an interruption of the assessment period.

(c) the Commission may extend the interruption referred to in paragraph
(b) up to thirty (30) working days if the proposed acquirer is:
(i) situated or regulated outside the Community; or

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Law 144(I)/2007

(ii) a person not subject to supervision under the national legal provisions transposing into the law of the member states:

Official Journal of the EU L. 375, 31.12.1985, p. 3 L76, 19.3.2008, p. 42
(A) a European Community act entitled ‘Council Directive 85/611/EEC of 20 December 1985 on the coordination of laws, regulations and administrative provisions relating to undertakings for collective investment in transferable securities (UCITS)’, as last amended by Directive 2008/18/EC of the European Parliament and of the Council of 11 March 2008 and as may be further amended or replaced from time to time;

Official Journal of the EU: L. 228, 11.8.1992, p.1 L. 81, 20.3.2008, p. 69
(B) a European Community act entitled ‘Directive 92/49/EEC of the European Parliament and of the Council of 18 June 1992 on the coordination of laws, regulations and administrative provisions relating to direct insurance other than life insurance and amending Directives 73/239/EEC and 88/357/EEC (third non-life insurance directive)’, as last amended by Directive 2008/36/EC of the European Parliament and of the Council of 11 March 2009 and as may be further amended or replaced from time to time;

Official Journal of the EU: L.345, 19.12.2002, p. 1 L. 76, 19.3.2008, p. 44
(C) a European Community act entitled ‘Directive 2002/83/EC of the European Parliament and of the Council of 5 November 2002 relating to life insurance’, as last amended by Directive 2008/19/EC of the European Parliament and of the Council of 11 March 2008 and as may be further amended or replaced from time to time;

Official Journal of the EU: L. 323, 9.12.2005, p. 1 L. 81, 20.3.2008, p. 71
(D) a European Community act entitled ‘Directive 2005/68/EC of the European Parliament and of the Council of 16 November 2005 on reinsurance and amending Council Directives 73/239/EEC, 92/49/EEC of the Council, as well as Directives 98/78/EC and 2002/83/EC’, as last amended by Directive 2008/73/EC of the European Parliament and of the Council of 11 March 2008 and as may be further amended or replaced from time to time; or

Official Journal of the EU: L.177, 30.6.2006, p. 1 L. 81, 20.3.2008, p. 38.
(E) a European Community act entitled ‘Directive 2006/48/EC of the European Parliament and of the Council of 14 June 2006 relating to the taking up and pursuit of the business of credit institutions’, as last amended by Directive 2008/24/EC of the European Parliament and of the Council of 20 March 2008 and as may be further amended or replaced from time to time.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

(3) If the Commission, upon completion of the assessment, decides to oppose the proposed acquisition, it shall, within two (2) working days and, in any case not exceeding the assessment period, inform the proposed acquirer in writing and provide the reasons for that decision. An appropriate statement of the reasons for the decision may be made accessible to the public either at the request of the proposed acquirer or at the discretion of the Commission.

(4) If the Commission does not oppose the proposed acquisition within the assessment period in writing, it shall be deemed to be approved.
(5) The Commission may fix a maximum period for concluding the proposed acquisition and extend it where appropriate.

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Law 144(I)/2007

Assessment procedure 106(I) of 2009
33B –(1) In assessing the notification provided for in paragraph (a) of subsection (1) of Section 33 and the information referred to in paragraphs (a) and (b) of subsection (2) of Section 33A, the Commission shall, in order to ensure the sound and prudent management of the CIF in which an acquisition is proposed, and having regard to the likely influence of the proposed acquirer on the CIF, appraise the suitability of the proposed acquirer and the financial soundness of the proposed acquisition against all of the following criteria:

	(a)	the reputation of the proposed acquirer;
	(b)	the reputation and experience of any person who will direct the business of the CIF as a result of the proposed acquisition;
	(c)	the financial soundness of the proposed acquirer, in particular in relation to the type of business pursued or envisaged in the CIF in which the acquisition is proposed;
Official Gazette, Appendix Three (I) 27.10.2005. 19.12.2007. 18.4.2008.	(d)
whether the CIF shall be able to comply and continue to comply with the prudential requirements under this Law and, where applicable, other laws and notably IF Directive 1/2005 on the supplementary supervision of investment firms belonging to financial conglomerates (Regulatory Administrative Act 495/2005), of Directive OD144-2007-05 regarding the capital adequacy of IFs (Regulatory Administrative Act 556/2007) and Directive OD144-2007-06 on large exposures of IFS (Regulatory Administrative Act 142/2008), in particular whether the group of which it shall become a part has a structure that makes it possible to exercise effective supervision, effectively exchange information among the competent authorities and determine the allocation of responsibilities among the competent authorities;

(e)
whether there are reasonable grounds to suspect that, in connection with the proposed acquisition, money laundering or terrorist financing within the meaning of Section 4 of the Law to prevent and combat the legalization of proceeds from illegal activities of 2007 is being or has been committed or attempted, or that the proposed acquisition could increase the risk thereof.

(2) The Commission may oppose the proposed acquisition only if there are reasonable grounds for doing so on the basis of the criteria set out in subsection (1) or if the information provided by the proposed acquirer is incomplete.

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Law 144(I)/2007

(3) The Commission shall neither impose any prior conditions in respect of the level of holding that must be acquired nor examine the proposed acquisition in terms of the economic needs of the market.

(4) The Commission shall, with the issue of directives, specify the information that is necessary to carry out the assessment under this Section and which must be submitted at the time of notification referred to in paragraph (a) of subsection (1) of Section 33. The information required shall be proportionate and adapted to the nature of the proposed acquirer and the proposed acquisition of the holding: It is understood that the Commission shall not require information that is not relevant to the assessment of the proposed acquisition of the holding.

(5) Notwithstanding the provisions of subsections (1) and (2) of Section 33A, where two or more proposals to acquire or increase qualifying holdings in the same CIF have been notified to the Commission, the latter shall treat the proposed acquirers in a non-discriminatory manner.

Changes in CIF information and details.
34. Without prejudice to the application of the more specific provisions of this Law, any material change in the conditions for granting a CIF authorisation as laid down in Part III, shall immediately be notified to the Commission. The Commission may, by way of directives specify the meaning of the term “material change”.

Administrative sanctions. 106(I) of 2009
35.-(1) Where a person is in violation of the provisions of this Chapter, with the exception of Sections 33A and 33B, the Commission may impose upon it an administrative fine not exceeding one hundred and seventy five thousand euro (€175.000) and, in case of relapse or continuation of the violation an administrative fine not exceeding three hundred and fifty thousand euro (€350.000).

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

106(I) of 2009
     (2) Where a person acquires or increases a directly or indirectly held qualifying holding, in spite of the opposition of the Commission as provided for in Sections 33A and 33B, the Commission may impose upon it an administrative fine not exceeding three hundred and fifty euro (€350.000) and, in case of relapse or continuation of the violation an administrative fine not exceeding seven hundred thousand euro (€700.000).

Chapter C Provisions to ensure investor protection

Conduct of business obligations when providing services to clients.
36.-(1) A CIF must, when providing investment and ancillary services to clients, act honestly, fairly and professionally in accordance with the best interests of its clients and comply, in particular, with the following principles:

(a)
All information, including marketing communications, addressed by a CIF to its clients or potential clients shall be fair, clear and not misleading; marketing communications must be clearly identifiable as such;

	(b)	a CIF must provide to its clients or potential clients appropriate information in a comprehensible form about: :

		(i)	The CIF and its services;
(ii)
financial instruments and proposed investment strategies; this should include appropriate guidance on and warnings of the risks associated with investments in those instruments or in respect of particular investment strategies,

		(iii)	execution venues,

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Law 144(I)/2007

	(iv)	costs and associated charges,

so that they are reasonably able to understand the nature and risks of the investment service and of the specific type of financial instrument that are being offered and, consequently, to take investment decisions on an informed basis. This information may be provided in a standardised format.

(c)
a CIF must, when providing investment advice or portfolio management, obtain the necessary information regarding the client’s or potential client’s knowledge and experience in the investment field relevant to the specific type of product or service, his financial situation and his investment objectives so as to be able to recommend the investment services and financial instruments that are suitable to its situation.

(d)
a CIF must, when providing investment services other than those referred to in paragraph (c), ask the client or potential client to provide information regarding his knowledge and experience in the investment field relevant to the specific type of product or service offered or demanded so as to enable the CIF to assess whether the investment service or product envisaged is appropriate for the client; where the CIF considers, on the basis of the information received under this paragraph, that the investment service or financial product is not appropriate for the client or potential client, the investment firm shall warn the client or potential client, this warning may be provided in a standardised format; where the client or potential client elects not to provide the information regarding his knowledge and experience, or where he provides insufficient information regarding his knowledge and experience, the CIF must warn the client or potential client that such a decision will not allow the CIF to determine whether the investment service or financial product envisaged is appropriate for him; this warning may be provided in a standardised format.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

(e)
when a CIF provides investment services that only consist of the reception and transmission or/and execution of client orders with or without ancillary services, it may provide those investment services to its clients without the need to make the determination provided for in paragraph (d), if all the following conditions are met:

(i)
The above services relate to shares admitted to trading on a regulated market or in an equivalent third country market, money market instruments, bonds or other forms of securitised debt (excluding those bonds or securitised debt that embed a derivative), UCITS and other non-complex financial instruments, a third country market shall be considered as equivalent to a regulated market if it complies with requirements equivalent to those laid down in Part X III.

	(ii)	the service is provided at the initiative of the client or potential client,
(iii)
the client or potential client has been clearly informed that in the provision of this service the CIF is not required to assess the appropriateness of the financial instrument or investment service provided or offered and that therefore he does not benefit from the corresponding protection of the relevant conduct of business rules; this warning may be provided in a standardised format,

	(iv)	the CIF complies with its obligations under section 29.

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Law 144(I)/2007

(f)
a CIF must establish a record that includes the document or documents agreed between the firm and the client that set out the rights and obligations of the parties, and the other terms on which the CIF will provide services to the client; the rights and duties of the parties to the contract may be incorporated by reference to other documents or legal texts;

(g)
a CIF must provide its clients with adequate reports on the services provided to them; these reports shall include, where applicable, the costs associated with the transactions and services undertaken on behalf of the clients.

(h)
where an investment service is offered as part of a financial product which is already subject to provisions of community legislation other than Directive 2004/39/EC or common European standards related to credit institutions and consumer credits with respect to risk assessment of clients or/and information requirements, the provision of this service shall not be additionally subject to the obligations set out in this section

     (2) The Commission may, by way of directives define the measures to be applied to ensure that CIFs comply with the principles set out in subsection (1) when providing investment and ancillary services to their clients or potential clients.

Provision of services through the medium of another IF or credit institution authorised in the Republic or in another member state.
37.-(1) A CIF receiving an instruction to perform investment or ancillary services on behalf of a client through the medium of another IF or a credit institution authorised in the Republic or in another member state may rely on client information transmitted by the latter IF or credit institution.

The IF or credit institution that mediates the instructions will remain responsible for the completeness and accuracy of the information transmitted.

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Law 144(I)/2007

     (2) A CIF which receives an instruction to undertake services on behalf of a client as stated in subsection (1) may also be able to rely on any recommendations in respect of the service or transaction that has been provided to the client by the other IF or credit institution.

The investment firm or credit institution which mediates the instructions shall remain responsible for the appropriateness for the specific client of the recommendations or advice provided.

     (3) A CIF which receives client instructions or orders through the medium of another investment firm or a credit institution shall remain responsible for providing the service or concluding the transaction, based on any such information or recommendations, in accordance with the relevant provisions of this Law.

Obligation to execute orders on terms most favourable to the client.
38.-(1) A CIF must take all reasonable steps to obtain, when executing orders, the best possible result for its clients taking into account price, costs, speed, likelihood of execution and settlement, size, nature or any other consideration relevant to the execution of the order. Nevertheless, whenever there is a specific instruction from the client the CIF shall execute the order following the specific instruction.

     (2) A CIF must establish and implement effective arrangements for complying with subsection (1). In particular, a CIF must establish and implement an order execution policy to allow the CIF to obtain, for its client orders, the best possible result in accordance with subsection (1).

     (3) The order execution policy shall include, in respect of each class of instruments, details on the different venues where the CIF executes its client orders and the factors affecting the choice of execution venue and it shall at least include those venues that enable the CIF to obtain on a consistent basis the best possible result for the execution of client orders.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

(4) A CIF must provide appropriate information to its clients on its order execution policy and obtain the prior consent of its clients to the said execution policy.

     (5) Where the order execution policy provides for the possibility that client orders may be executed outside a regulated market or an MTF, a CIF must, inform its clients or potential clients about this possibility and obtain their prior express consent before proceeding to execute their orders outside a regulated market or an MTF. A CIF may obtain this consent either in the form of a general agreement or in respect of individual transactions.

     (6) A CIF must monitor the effectiveness of their order execution arrangements and execution policy in order to identify and, where appropriate, correct any deficiencies. In particular, it must assess, on a regular basis, whether the execution venues included in the order execution policy provide for the best possible result for the client or whether it needs to make changes to its execution arrangements. A CIF must notify clients of any material changes to its order execution arrangements or execution policy.

(7) A CIF must be able to demonstrate to its clients, at their request, that it has executed their orders in accordance with the CIF’s execution policy.

(8) The Commission may, by way of directives define -

(a)
The criteria for determining the relative importance of the different factors that pursuant to subsection (1), may be taken into account for determining the best possible result taking into account the size and type of order and the retail or professional nature of the client;

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Law 144(I)/2007

(b)
the factors that may be taken into account by a CIF when reviewing its execution arrangements and the circumstances under which changes to such arrangements may be appropriate, in particular, the factors for determining which venues enable a CIF to obtain on a consistent basis the best possible result for executing the client orders;

	(c)	the nature and extent of the information to be provided by a CIF to its clients on its execution policies, pursuant to subsections (3), (4) and (5).

Client order handling rules.
39.-(1) A CIF authorised to execute orders on behalf of clients must implement procedures and arrangements which provide for the prompt, fair and expeditious execution of its client orders, relative to other client orders or its trading interests.

These procedures and arrangements must allow for the execution of otherwise comparable client orders in accordance with the time of their reception by the CIF.

     (2) In the case of a client limit order in respect of shares admitted to trading on a regulated market which is not immediately executed under prevailing market conditions, a CIF must, unless the client expressly instructs otherwise, take measures to facilitate the earliest possible execution of that order by making public immediately that client limit order in a manner which is easily accessible to other market participants. A CIF is considered to have satisfied this obligation by transmitting the client limit order to a regulated market or/and MTF.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

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(3) The Commission may waive the obligation to make public a limit order that is large in scale compared with normal market size pursuant to subsection (2) of section 109, as appropriate.

	(4)	The Commission may, by way of directives define-

(a)
the conditions and nature of the procedures and arrangements which result in the prompt, fair and expeditious execution of client orders, as well as the situations in which or types of transaction for which a CIF may reasonably deviate from prompt execution so as to obtain more favourable terms for its clients;

	(b)	the different methods through which a CIF may be deemed to have met its obligation to disclose not immediately executable client limit orders to the market.

CIF obligations when appointing tied agents.
40.-(1)     A CIF may appoint tied agents for the purposes of promoting its services, soliciting clients or potential clients or receiving orders from clients and transmitting them, placing financial instruments and providing advice in respect of the financial instruments and services provided by the CIF.

 (2)  A CIF may only appoint as tied agents persons who are registered in the public register of subsection (6) or the respective public registers of other member states that have been established pursuant to their corresponding legislation enacted in compliance with Directive 2004/39/EC.

(3) A CIF that decides to appoint a tied agent remains fully and unconditionally responsible for any action or omission on the part of the tied agent when acting on its behalf.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

(4) A CIF must ensure that a tied agent discloses the capacity in which he is acting and the CIF which he is representing when contacting or before dealing with any client or potential client.

  (5)     A CIF must monitor the activities of their tied agents so as to ensure that it continues to comply with this Law or the directives issued pursuant to this Law, even when acting through tied agents.

(6) The Commission establishes and maintains a register that is freely accessible by the public, where those tied agents that comply with the conditions of subsection (7) are registered and are:

(a)	Established in the Republic and act on behalf of a CIF or a credit institution that has been authorised in the Republic;

(b)	established in the Republic and act on behalf of an IF or a credit institution that has been authorised in another member state;

(c)
established in another member state and act on behalf of a CIF or credit institution that has been authorised in the Republic, but the member state in which the tied agents are established does not allow the appointment of tied agents;

The Commission updates the said register regularly.

(7) The Commission ascertains if the persons stated in subsection (6), who intend to act on behalf of a CIF or an IF of another member state, fulfil the following conditions:

(a)	Are of sufficiently good repute;

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(b)
possess appropriate general, commercial and professional knowledge so as to be able to communicate accurately all relevant information regarding the proposed service or financial instrument and, in case the said person is established in the Republic, whether it is registered in the public register provided for in section 53.

In case of a legal person, it has to employ at least one natural person that fulfils the above stated conditions.

  (8)     Irrespective of paragraph (b) of subsection (7), a person that is established in the Republic and intends on acting on behalf of a CIF or an IF of another member state, which is not registered in the public register provided for in section 53, may be registered in the public register of subsection (6), provided that the Commission allows it and that the said person is registered in the public register provided for in section 53 within the deadline set by the Commission.

  (9)     The Commission may, by way of directives define the procedure for registration in the public register provided for in subsection (6), the information, the details and the documents to be submitted for assessing the conditions of subsection (7), as well as any other particular topic or necessary detail relevant to the present section.

(10) A CIF’s tied agent that is registered in the public register provided for in subsection (6), is not allowed to hold clients’ money and/or financial instruments.

  (11)    A CIF that appoints tied agents must take adequate measures in order to avoid any negative impact that the activities of the tied agent which are outside the scope of this Law could have on the activities carried out by the tied agent on behalf of the CIF.

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Law 144(I)/2007

  (12)   A tied agent registered in the public register provided for in subsection (6), must immediately notify to the Commission every change with regards to his details that are entered in the said public register.

  (13)   A CIF, every time it appoints or dismisses a tied agent, must immediately notify the Commission, as well as when it becomes aware of changes in the details of the tied agent that are entered in the public register provided for in subsection (6).

  (14)   The Central Bank and the ASDCS notify to the Commission the information of the tied agents appointed by the banks and the cooperative credit institution authorised by the said Authorities, where these tied agents comply with the conditions of subsection (7), in order to be registered in the public register provided for in subsection (6), as well as any other information they receive, that is stated in subsections (12) and (13).

(15) A CIF must notify to the Commission until January 31st of each calendar year a table with the details of its tied agents.

(16) The Commission supervises the compliance by the tied agents of CIFs of the provisions of this Law or/and the directives issued pursuant to this Law.

A CIF’s tied agents must make available to the Commission their books and records, and every other document or information requested by the Commission.

Transactions executed with eligible counterparties.
41.-(1)        A CIF authorised to receive and transmit orders or/and to execute orders on behalf of clients or/and to deal on own account, may bring about or enter into transactions with eligible counterparties without being obliged to comply with the obligations under sections 36, 38 and subsection (1) of section 39, in respect of those transactions or in respect of any ancillary service directly related to those transactions.

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Law 144(I)/2007

  (2)   Eligible counterparties for the purposes of this sections are CIFs, the remaining IFs, credit institutions, insurance undertakings, UCITS and their management companies, pension funds and their management companies and other financial institutions authorised by amember state or regulated under community legislation or the national law of a member state, undertakings exempted from the application of this Law in accordance with paragraphs (k) and (l) of subsection (2) of section 3, national governments and their corresponding offices, including public bodies that deal with public debt, central banks and supranational organisations.

  The classification as an eligible counterparty under this subsection shall be without prejudice to the right of such entities to request, either on a general form or on a trade-by-trade basis, treatment as clients whose business with the CIF is subject to sections 36, 38 and 39.

  (3)   The Commission recognises as eligible counterparties member state undertakings, other than those referred to in subsection (2), meeting pre-determined proportionate requirements, including quantitative thresholds. In the event of a transaction where the prospective counterparty is located in another member state, the CIF shall defer to the status of the other undertaking as determined by the legislation of the said member state in which that undertaking is established.

(4) The Commission recognises as eligible counterparties third country entities equivalent to those categories of entities stated in subsection (2).

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Law 144(I)/2007

 The Commission recognises as eligible counterparties third country undertakings such as those stated in subsection (3) on the same conditions and subject to the same requirements as those laid down in subsection (3).

  (5)   A CIF, when it enters into transactions with eligible counterparties in accordance with subsection (1), obtains the express confirmation from the prospective counterparty that it agrees to be treated as an eligible counterparty. This confirmation may be obtained either in the form of a general agreement or in respect of each individual transaction.

(6) The Commission may, by way of directives define-

	(a)	the procedures for requesting treatment as clients under subsection (2);

	(b)	the predetermined proportionate requirements, including quantitative thresholds that would allow an undertaking to be considered as an eligible counterparty under subsections (3) and (4);

	(c)	third country entities that according to subsection (4), are equivalent to those categories of entities of subsection (2);

	(d)	the procedures for obtaining the express confirmation from prospective counterparties under subsection (5).

Administrative sanctions.
42.-(1)      Where a tied agent is in violation of subsection (10) of section 40, the Commission may impose upon him an administrative fine not exceeding three hundred and fifty thousand euro (€350.000) and, in case of relapse or continuation of the violation an administrative fine not exceeding seven hundred thousand euro (€700.000).

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

  (2)   Where a CIF or a tied agent is in violation of any provision of section 40, other than that of subsection (10), or is in violation of the directives issued pursuant to the said section, the Commission may impose upon it or him an administrative fine not exceeding one hundred and seventy five thousand euro (€175.000) and, in case of relapse or continuation of the violation an administrative fine not exceeding three hundred and fifty thousand euro (€350.000).

  (3)   Where a CIF is in violation of the provisions of this Chapter, as well as the directives issued pursuant to the said Chapter, with the exception of the provisions of section 40 and the directives issued pursuant to the said section, as well as the provisions of Regulation (EC) No 1287/2006, the Commission may impose upon it an administrative fine not exceeding three hundred and fifty thousand euro (€350.000) and, in case of relapse or continuation of the violation an administrative fine not exceeding seven hundred thousand euro (€700.000).

Chapter D
Market transparency and integrity

Obligation to record transactions.	43.-(1) A CIF must maintain records that contain-

(a) The relevant details relating to all transactions in financial instruments carried out by the CIF, whether on own account or on behalf of clients;

(b) the respective rights and obligations of the CIF and its clients as set out in an agreement to provide services or the terms on which the CIF provides services to the clients.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

     (2) The Commission may, by way of directives define the form, type and content of the records provided for in subsection (1), as well as any other relevant to the said records matter or necessary detail.

Maintenance of records.	44.-(1) A CIF must maintain the records provided for in subsection (1) of section 43 for a period of at least five years, and these shall be available for review by the Commission, at any given time.

     (2) Without prejudice to subsection (1), the records provided for in paragraph (b) of subsection (1) of section 43 shall be retained for at least the duration of the CIF’s relationship with the client.

     (3) The Commission may, in exceptional circumstances, require a CIF to retain any or all of those records provided for in subsection (1) of section 43 for a longer period than that provided in this section, as shall be justified by the nature of the instrument or transaction, if that is necessary to enable the Commission to exercise its supervisory functions pursuant to this Law.

     (4) After the lapse or the withdrawal of a CIF authorisation, the Commission may request from the company whose CIF authorisation has lapsed or withdrawn, to maintain the records provided for in subsection (1) of section 43 for the remainder of the five year period stated in subsection (1).

Obligation to report transactions.
45.-(1) A CIF, a credit institution authorised in the Republic and the branch referred to in subsection (1) of section 77, which execute transactions in any financial instruments admitted to trading on a regulated market, must report details of such transactions to the Commission as quickly as possible, and no later than the close of the following working day. This obligation shall apply whether or not such transactions were carried out on a regulated market.

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Law 144(I)/2007

The Commission ensures that the competent authority of the most relevant market in terms of liquidity for those financial instruments also receives this information.

     The same aforementioned obligation is applied to the branch referred to in subsection (1) of section 78, which executes transactions in any financial instrument admitted to trading on a regulated market in the Republic.

     (2) The reports stated in subsection (1), must in particular, include details of the names and numbers of the instruments bought or sold, the quantity, the dates and times of execution and the transaction prices and means of identifying the CIF or credit institution or branch concerned.

     (3) The reports stated in subsection (1), are made to the Commission either by the CIF or the credit institution or the branch or a third party acting on their behalf or by a trade-matching or reporting system approved by the Commission or by the regulated market or MTF through whose systems the transaction was completed. Where transactions are reported directly to the Commission by a regulated market, an MTF, or a trade-matching or reporting system approved by the Commission, the obligation imposed upon the CIF or the credit institution laid down in subsection (1) shall be waived.

     (4) When the reports provided for in this section are made to the Commission in compliance with subsection (5) of section 77, the Commission transmits the relevant information to the competent authority of the home member state of the IF or the credit institution, unless it decides that it does not want to receive this information.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

     (5) The CIF, the credit institution authorised in the Republic and the branch referred to in subsection (1) of section 77, must comply with the implementing measures which define the methods and arrangements for reporting financial transactions in financial instruments, the form and content of these reports and the criteria for defining a relevant market in accordance with subsection (1), as these are set out in Regulation (EC) No 1287/2006.

Monitoring of compliance with the rules of the MTF and with other legal obligations.	46.-(1) Every CIF and market operator operating an MTF must-

	(a)	Establish and maintain effective arrangements and procedures, relevant to the MTF, for the regular monitoring of the compliance by its users with its rules;

	(b)	monitor the transactions undertaken by their users under the MTF systems in order to identify breaches of those rules, disorderly trading conditions or conduct that may involve market abuse.

(2) Every CIF, every credit institution authorised in the Republic and every market operator operating an MTF, must -

	(a)	report to the Commission significant breaches of the rules of the MTF, the disorderly trading conditions or conduct that may involve market abuse;

(b)
supply to the Commission without delay the relevant information stated in paragraph (a), and to provide full assistance to the latter in investigating and prosecuting market abuse occurring on or through their systems or through them.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

Obligation for CIFs to make public firm quotes.
47.-(1) Systematic internalisers in shares must publish a firm quote in those shares admitted to trading on a regulated market for which they are systematic internalisers and for which there is a liquid market. In the case of shares for which there is not a liquid market, systematic internalisers must disclose quotes to their clients on request.

     (2) The provisions of this section shall be applicable to a systematic internaliser when dealing for sizes up to standard market size. A systematic internaliser that only deals in sizes above standard market size shall not be subject to the provisions of this section.

     (3) A systematic internaliser may decide the size or sizes at which it will quote. For a particular share, each quote shall include a firm bid or/and offer price or prices for a size or sizes which could be up to standard market size for the class of shares to which the share belongs. The prices must also reflect the prevailing market conditions for that share.

     (4) The shares shall be grouped in classes on the basis of the arithmetic average value of the orders executed in the market for that share. The standard market size for each class of shares shall be a size representative of the arithmetic average value of the orders executed in the market for the shares included in each class of shares.

The market for each share shall be comprised of all orders executed in the European Union in respect of that share excluding those large in scale compared to normal market size for that share.

141(I)/2012
     (5) Where the Commission is the competent authority of the most relevant market in terms of liquidity as defined in subsection (1) of section 45, it shall determine for each share at least annually and on the basis of the arithmetic average value of the orders executed in the market in respect of that share, the class of shares to which it belongs. This information shall be made public to all market participants and shall be communicated to ESMA.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

     (6) A systematic internaliser must make public its quotes on a regular and continuous basis during normal trading hours. A systematic internaliser shall be entitled to update its quotes at any time and, under exceptional market conditions, to withdraw them.

A systematic internaliser must make public its quotes in a manner which is easily accessible to other market participants on a reasonable commercial basis.

     (7) A systematic internaliser must, while complying with the provisions set down in section 38, execute the orders it receives from its retail clients in relation to the shares for which he is systematic internaliser at the quoted prices at the time of reception of the order.

     (8)(a) A systematic internaliser must execute the orders it receives from its professional clients in relation to the shares for which he is systematic internaliser at the quoted price at the time of reception of the order. In justified cases, he may execute those orders at a better price provided that this price falls within a public range close to market conditions and provided that the orders are of a size bigger than the size customarily undertaken by a retail investor.

     (b) A systematic internaliser may execute orders he receives from its professional clients at prices different than its quoted ones without having to comply with the conditions established in paragraph (a), in respect of transactions where execution in several securities is part of one transaction or in respect of orders that are subject to conditions other than the current market price.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

(9) Where a systematic internaliser, who quotes only one quote or whose highest quote is lower than the standard market size receives an order from a client of a size bigger than its quotation size, but lower than the standard market size, it may decide to execute that part of the order which exceeds its quotation size, provided that it is executed at the quoted price, except where otherwise permitted under the conditions of subsection (8).

Where the systematic internaliser is quoting in different sizes and receives an order between those sizes, which it chooses to execute, it shall execute the order at one of the quoted prices in compliance with the provisions of section 39, except where otherwise permitted under the conditions of subsection (8).

(10)	The Commission ascertains whether the CIF-

(a)	Regularly updates bid and offer prices published in accordance with subsection (3) and maintains prices which reflect the prevailing market conditions;

(b)	complies with the conditions for price improvement laid down in subsection (8).

(11) A systematic internaliser may decide, on the basis of its commercial policy and in an objective non-discriminatory way, the investors to whom it gives access to its quotes. To that end there shall be clear standards for governing access to its quotes. A systematic internaliser may refuse to enter into or discontinue business relationships with investors on the basis of commercial considerations such as the investor credit status, the counterparty risk and the final settlement of the transaction.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

     (12) In order to limit the risk of being exposed to multiple transactions from the same client, a systematic internaliser may limit in a non-discriminatory way the number of transactions from the same client which it undertakes to enter at the published conditions. A systematic internaliser may, in a non-discriminatory way and in accordance with the provisions of section 39, limit the total number of transactions from different clients at the same time provided that this is allowable only where the number or/and volume of orders sought by clients considerably exceeds the norm.

Post-trade disclosure by CIFs.
48.-(1) A CIF which, either on own account or on behalf of clients, concludes transactions in shares admitted to trading on a regulated market outside a regulated market or MTF, must make public the volume and price of those transactions and the time at which they were concluded. This information must be made public as close to real time as possible, on a reasonable commercial basis, and in a manner which is easily accessible to other market participants.

     (2) The information which is made public in accordance with subsection (1) and the time limits within which it is published must comply with the requirements adopted pursuant to Article 45, paragraph (3) of Directive 2004/39/EC. Where the measures adopted pursuant to Article 45, paragraph (3) of Directive 2004/39/EC provide for deferred reporting for certain categories of transaction in shares, this possibility shall apply mutatis mutandis to those transactions when undertaken outside regulated markets or MTFs.

Pre-trade transparency requirements for MTFs.
49.-(1) A CIF and a market operator operating an MTF, must make public current bid and offer prices, as well as the depth of trading interests at these prices which are advertised through their systems in respect of shares admitted to trading on a regulated market. This information must be made available to the public on reasonable commercial terms and on a continuous basis during normal trading hours.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

     (2) The Commission may, by way of directives waive the obligation for a CIF or a market operator operating an MTF, to make public the information referred to in subsection (1), based on the market model or the type and size of orders in the cases defined in accordance with section 29, paragraph (3), of Directive 2004/39/EC. In particular, the Commission may be able to waive the said obligation in respect of transactions that are large in scale compared with normal market size for the share or type of share in question.

Post-trade transparency requirements for MTFs.
50.-(1) A CIF and a market operator operating an MTF, must make public the price, volume and time of the transactions executed under their systems in respect of shares which are admitted to trading on a regulated market. The details of all such transactions must be made public, on a reasonable commercial basis and, as close to real time as possible. This requirement shall not apply to details of trades executed on an MTF that are made public under the systems of a regulated market.

     (2) The Commission may, by way of directives allow to a CIF or a market operator, to provide for deferred publication of the details of transactions based on their type or size. In particular, the Commission may authorise the deferred publication in respect of transactions that are large in scale compared with the normal market size for that share or that class of shares. A CIF and a market operator operating an MTF must obtain the Commission’s prior approval to proposed arrangements for deferred trade-publication, and to clearly disclose these arrangements to market participants and the investing public

Administrative sanctions.
51.-(1) Where a CIF or a market operator operating an MTF is in violation of the provisions of this Chapter or/and the directives issued pursuant to the said Chapter or/and the Regulation (EC) No 1287/2006, the Commission may impose upon it an administrative fine not exceeding three hundred and fifty thousand euro (€350.000) and, in case of relapse or continuation of the violation an administrative fine not exceeding seven hundred thousand euro (€700.000).

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

     (2) Where a credit institution, which is authorised in the Republic, is in violation of sections 45 or/and 46(2) of this Law or/and the relevant provisions of Regulation (EC) No 1287/2006, the Commission may impose upon it an administrative fine not exceeding three hundred and fifty thousand euro (€350.000) and, in case of relapse or continuation of the violation an administrative fine not exceeding seven hundred thousand euro (€700.000).

PART VI – CERTIFICATION OF PERSONS EMPLOYED BY A CIF

Certification of persons employed by a CIF. 154(I) of 2012
52.-(1) Persons employed by a CIF, in order to be able to perform one of the following duties, must fulfil the requirements of article 15 and be registered in the public register, as provided for in section 53:

	(a)	reception and transmission of orders in relation to one or more financial instruments;·

	(b)	execution of orders on behalf of clients;

	(c)	dealing on own account;

	(d)	portfolio management;·

	(e)	investment advice;

	(f)	underwriting of financial instruments or/and placing of financial instruments on a firm commitment basis;

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

154(I) of 2012
     (2) Irrespective of subsection (1), the Commission may allow the taking up of one of the duties provided for in subsection (1), by persons not registered in the public register provided for in section 53, provided that the Commission is informed in advance in writing by the CIF and approves of the said assumption of duties, setting at the same time a deadline for registration at the public register set out in section 53.

154(I) of 2012	(3) CIFs are obliged to only employ persons that comply and fulfil the requirements of both this article and the regulatory acts issued under article 56.

Public register. 154(I) of 2012	53.-(1) The Commission establishes and maintains a register that is freely accessible by the public, where those persons that are successful in exams that are held by the Commission, are registered.

154(I) of 2012
     (2) The Commission may by way of directives specify each relevant matter with regard to the procedure followed for the update of the public register of subsection (1), the registration, renewal of registration and removal of persons registered in the public register as well as any other relevant matter.

154(I) of 2012
     (3) The persons registered in the public register of subsection (1) are obliged to update without culpable delay, the public register for each change in their information entered therein. The Commission may by way of directives specify the procedure to be followed for updating the public register.

154(I) of 2012	(4) The Commission publishes information from the public register of subsection (1) either on its website or in any other manner as decided by the Commission.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

Payment of fees 154(I) of 2012	54.-(1) For purposes of application of this Part, fees are paid, the amount of which is set out by way of directives issued by the Commission.

154(I) of 2012	(2) The fees of subsection (1) concern the following:

(a) examination fees;

(b) fees for examination of a request under article 52(2);

(c) annual fees for the renewal of registration in the public register of article 53(1);

(d) any other fees relating to this Part.

Existing registration in the public register. 154(I) of 2012
55.-(1) Persons who prior to the entry into force of the Investment Services and Activities and Regulated Markets (Amending( Law of 2012 were registered in the public register of article 53(1) remain register and may continue to provide the services for which they are registered as set out in the directive issued pursuant to article 56(2).

Issue of Directives. 154(I) of 2012	56. (1) The Supervisory Authorities may determine, specify or clarify the qualifications required for a person to be able to exercise any of the duties of articles 52(1).

154(I) of 2012
     (2) The Commission may by way of directives determine, specify or clarify the frequency, the way the examinations will be held and the content of the examinations, the syllabus as well as any other matter that needs to be determined or specified under this Part.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

Administrative sanctions.
57. Where a CIF is in violation of the provisions of this Part as well as the directives issued pursuant to this Part, the Commission may impose upon it an administrative fine not exceeding one hundred and seventy five thousand euro (€175.000) and, in case of relapse or continuation of the violation an administrative fine not exceeding three hundred and fifty thousand euro (€350.000).

PART VII INVESTOR COMPENSATION FUNDS

Commencement of provision of services.
58. Irrespective of sections 17, 119 and 123, CIFs, Ifs defined in subsection (1) of section 78 and the credit institutions that are authorised in the Republic are not allowed to provide investment services without participating in the Investment Compensation Funds provided for in section 59.

Operation of Investor Compensation Funds.
59.-(1) There are three Investor Compensation Funds operating in the Republic, the Investor Compensation Fund for Clients of IFs (ICF for Clients of IFs), the Investor Compensation Fund for Clients of Banks (ICF for Clients of Banks) and the Investor Compensation Fund for Clients of Cooperative Credit Institutions (ICF for Clients of CCIs).

148(Ι) of 2002 214(Ι) of 2002 86(I) of 2003 194(Ι) of 2003 195(Ι) of 2003 145(Ι) of 2004 238(Ι) of 2004 98(Ι) of 2005.
     (2) The ICF for Clients of IFs and the ICF for Clients of Banks that were established pursuant to the Investment Firms (IF) Law, continue to exist as if they had been established pursuant to this Law and their functions and operations are regulated by the provisions of this Law or/and the directives issued pursuant to this Law.

     (3) The ICF for Clients of CCIs is established, pursuant to this Law as a private law legal entity, whose functions and operation are regulated by the provisions of this Law or/and the directives issued pursuant to this Law. The ICF for Clients of CCIs shall start operating within one month after the issue of directives pursuant to section 64.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

ICF management	60.-(1) The management of each ICF referred to in section 59, which includes their administration and representation, is exercised by an Administrative Committee consisting of five members.

.
     (2) The members of the Administrative Committee referred to in subsection (1) must be of acknowledged authority and morals and have the necessary knowledge on financial or accounting or bank issues or issues of the capital market to discharge their duty.

     (3) Each Administrative Committee referred to in subsection (1) exercises all the powers and functions provided for in this Part and the directives issued pursuant to this Part, and represents each ICF in court and outside of court, and is also responsible for deciding for every act regarding its management, the administration of its estate and generally for realising its goal.

Administrative Committee of ICF for Clients of IFs.	61.-(1) The members of the Administrative Committee of the CF for Clients of IFs are the following-

	(a)	one representative with its alternate, nominated by the Commission;

	(b)	one representative with its alternate, nominated by the CSE Council;

	(c)	two representatives with their alternates, nominated by the bodies representing interested parties, including the Cypriot Investment Firms Association;

	(d)	one representative with its alternate, nominated by the Minister.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

     (2) The members of the Administrative Committee referred to in subsection (1) along with their alternates, which stand in for the members in case of absence or other impediment, are appointed for a three-year term by Ministerial decision published in the Official Gazette of the Republic. Before the appointment of the persons referred to in paragraphs (a), (b) and (c) of subsection (1), the Minister requests and takes into account the suggestions made by the Commission and the bodies stated in the said paragraphs.

     (3) Upon the expiration of the first term of the members referred to in paragraph (c) of subsection (1), those members shall be elected by the general meeting of the members of the ICF for the Clients of IFs.

Administrative Committee of ICF for Clients of Banks.	62.-(1) The members of the Administrative Committee of the ICF for Clients of Banks are-
	(a)	The Governor of the Central Bank at the time, who acts as president;

	(b)	the supervisor of the Banking Supervision and Regulation Division of the Central Bank at the time, who acts as vice-president;

	(c)	two representatives of banks, one of which is nominated by the Association of Cyprus Commercial Banks and the other by the Association of International Activities Banks;

	(d)	a representative of the Minister of Finance with its alternate, who are nominated by the Minister.

     (2) In case of absence or other impediment, the president of the Administrative Committee of the ICF for Clients of Banks is replaced by the vice-president and the vice-president is replaced by a senior employee of the Banking Supervision and Regulation Division of the Central Bank, as designated by the Governor of the Central Bank.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

     (3) The members of the Administrative Committee referred to in paragraphs (c) and (d) of subsection (1) and their alternates, who replace the members in case of absence or other impediment, are appointed by a decision of the Governor of the Central Bank. The members referred to in this subsection serve for a five-year term.

Administrative Committee of ICF for Clients of CCIs.	63.-(1) The members of the Administrative Committee of ICF for Clients of CCIs are-

	(a)	The Commissioner of the ASDCS at the time, who acts as president;

	(b)	the replacement of the Commissioner of the ASDCS at the time, as stated in subsection (1) of section 4A of the Cooperative Societies Law, who acts as vice-president;

	(c)	a representative of the Ministry of Commerce, Industry and Tourism with its alternate, who are nominated by the Minister of Commerce, Industry and Tourism;

	(d)	a representative of the Cooperative Central Bank Ltd. with its alternate, who are nominated by their trusteeship;

	(e)	a representative with its alternate, who are nominated by the Pancyprian Cooperative Confederation Ltd..

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

     (2) In case of absence or other impediment, the president of the Administrative Committee of the ICF for Clients of CCIs is replaced by the vice-president and the vice-president is replaced by a senior staff of of the ASDCS, as designated by the ASDCS Commissioner.

     (3) The members of the Administrative Committee referred to in paragraphs (c ), (d) and (e) of subsection (1) and their alternates, who replace the members in case of absence or other impediment are appointed by a decision of the ASDCS Commissioner. The members referred to in this subsection serve for a five-year term.

Issue of directives.	64. Each Supervisory Authority may, by way of directives regulate the form, management, organisation and generally the operation of its respective ICF as referred to in section 59 and specifically-

	(a)	The conditions and procedure for participating in it;

	(b)	each ICF member’s contribution;

	(c)	the departure of an ICF member;

(d)
the amount of compensation paid to the clients of the ICF members, the conditions for paying the compensation, as well as all subjects that are related with the submission and the inspection of the applications for compensation of the clients of ICF members.

	(e)	the clients of the ICF members that are not covered by them;

	(f)	the income, management, administration, supervision and inspection of the ICF;

	(g)	any other matter related to the above.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

Investor notification as to cover provided by an investor compensation scheme.
65. CIFs, IFs referred to in subsection (1) of section 78 and credit institutions authorised in the Republic, must notify to their clients, before concluding an agreement with them, the investor compensation scheme in which they participate, the level of compensation paid, the conditions and the procedure for submitting applications for compensation, as well as any other form of equivalent protection that they provide to their clients.

Administrative sanctions.
66. Where a CIF or the credit institutions authorised in the Republic are in violation of the provisions of this Part as well as the directives issued pursuant to these provisions, the Commission may impose upon each violator an administrative fine not exceeding one hundred and seventy five thousand euro (€175.000) and, in case of relapse or continuation of the violation an administrative fine not exceeding three hundred and fifty thousand euro (€350.000).

PART VIII
CIF CAPITAL ADEQUACY

CIF own funds.	67.-(1) A CIF must have own funds, which are at all times more than or equal to the sum of its capital requirements.

(2) Irrespective of the provisions of subsection (1), the CIF’s own funds must in no case fall below the level of initial capital as provided for in section 10.

     (3) If the CIF’s own funds fall below the level stated in subsections (1) and (2), this must be notified immediately to the Commission that may, under justified circumstances and at its absolute discretion, set a deadline by which the CIF must remedy the situation.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

CIF evaluation procedure.
68. A CIF must have in place sound, effective and complete strategies and processes to asses and maintain on an ongoing basis the amounts, types and distribution of internal capital that they consider adequate to cover the nature and level of the risks to which they might be exposed. These strategies and processes shall be subject to regular internal review to ensure that they remain comprehensive and proportionate to the nature, scale and complexity of the activities of the CIF.

CIF exposures.	69.-(1) A CIF may not have, in relation to a person or a group of connected persons, exposures the aggregate of which exceeds the limits defined by the Commission by way of directives.

(2) A CIF may not have large exposures against persons the aggregate amount of which exceeds the limits defined by the Commission by way of directives.

     (3) A CIF must have sound and administrative and accounting procedures and adequate internal control mechanisms for the purposes of identifying and recording all large exposures and subsequent changes to them, as well as their monitoring in the light of the CIF’s own exposure policy.

(4) If in exceptional circumstances, the exposures taken up exceed the limits set out in subsections (1) and (2), this must be notified immediately to the Commission that may, under justified circumstances and at its absolute discretion, set a deadline by which the CIF must comply with the said limits.

Supervision by the Commission.
70.-(1) The Commission shall review the arrangements, strategies, processes and mechanisms implemented by the CIF in order to comply with the provisions of this Part and evaluates the risks the CIF is or might be exposed to.

     (2) On the basis of the review and evaluation referred to in subsection (1), the Commission shall determine whether the arrangements, strategies, processes and mechanisms implemented by the CIF and the own funds held by the CIF, ensure a sound management and coverage of its risks.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

     (3) The Commission shall establish the frequency and intensity of the review and evaluation referred to in subsection (1), having regard to the size, systemic importance, nature, scale and complexity of the activities of the CIF, taking into account the principle of proportionality. The review and evaluation shall be updated at least on an annual basis.

Individual and consolidated basis.	71.-(1) The CIF must comply with the obligations of this Part on an individual basis.

     (2) In addition to the obligations of subsection (1), a CIF that falls within the conditions of consolidated supervision, as these are defined by directives issued by the Commission, must comply with the obligations of this Part on a consolidated basis also.

     (3) The CIF that must comply with the obligations of paragraphs (e) and (f) of subsection (2) of section 18 and of section 68, must comply with the said obligations taking into account the directive issued by the Commission pursuant to section 73.

Disclosure and submission of information relating to CIF capital adequacy.
72. A CIF must make public and submit to the Commission all information relating to its capital adequacy, as it will be defined by the directives issued pursuant to paragraphs (g) and (h) of section 73.

Issue of directives.	73. The Commission may, by way of directives, determine, specify or clarify:

(a) The principles and methods of calculating own funds, as well their minimum level, as provided for in section 67;

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

(b)	the methods or/and the alternative methods of calculating capital adequacy, as provided for in section 67;

(c)	the strategies and methods referred to in section 68;

(d)
the definition of the term “large exposures”, their restrictions and limits, as well the cases of exposures that do not fall or are exempted from the definition of exposures, as provided for in section 69;

(e)
the technical criteria for reviewing and evaluating by the Commission of what is stated in section 70; (f) the conditions of consolidated supervision, as provided for in section 71, as well as what is stated in the aforementioned paragraphs when reviewing them on a consolidated basis;

(g)	the information submitted to the Commission by CIFs, as well as the manner and frequency of its submission as provided for in section 72;

(h)
the information made public by CIFs, as well as the manner and frequency by which it is to be made public as provided for in section 72, as well as the information made public by the Commission as well as the manner and frequency by which they are to be made public;

(i)	any other matter relevant to the above.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

Administrative sanctions.	74. Where a CIF is in violation of this Part as well as the directives issued pursuant to this Part, the Commission may, judging at its absolute discretion the seriousness of the infringement-

	(a)	Set to the CIF a deadline for compliance as provided for in subsection (3) of section 67 and subsection (4) of section 69;

(b)
impose an administrative fine upon the CIF not exceeding one hundred and seventy five thousand euro (€175.000) and, in case of relapse or continuation of the infringement, an administrative fine not exceeding three hundred and fifty thousand euro (€350.000); or/and

	(c)	to proceed with the withdrawal or suspension of the CIF authorisation as provided for in sections 25 and 26.

PART IX – RIGHTS OF CIFs AND IFs OF MEMBER STATES AND THIRD COUNTRIES Chapter Α Establishment of a branch

Establishment of a CIF branch in the Republic.
75.-(1) A CIF may provide investment and ancillary services or/and perform investment activities through the establishment of a branch in the Republic, provided that these services or/and activities are covered by the authorisation granted to the CIF. Ancillary services may only be provided together with an investment service or/and activity.

(2) A CIF wishing to establish a branch in the Republic notifies in writing its intention to the Commission, as well as the following information with regards the branch:

	(a)	The address;

	(b)	the persons responsible for its management, as well as its organisational structure;

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

	(c)	the programme of operations setting out especially the investment and ancillary services that it intends to provide or/and the investment activities that it intends to perform.

     (3) The Commission, after taking into account the services that the CIF branch intends to provide or/and the investment activities that it intends to perform, within three months from receiving the information laid down in subsection (2), shall announce its decision to the CIF -

	(a)	To allow the establishment of the branch, in case there is no reason to doubt the adequacy of the administrative structure or the financial situation of the CIF; or

	(b)	to prohibit the establishment of the branch, in case there is no reason to doubt the adequacy of the administrative structure or the financial situation of the CIF.

     (4) In case there is a change to the information stated in subsection (2), the CIF shall give written notice to the Commission of its intention to proceed with the said change, at least one month before implementing the change.

     (5) The Commission, may, by proportional application of the provisions of subsection (3), allow or prohibit the implementation of the change stated in subsection (4), and informs the CIF of its decision, within the deadline of subsection (4).

Establishment of a CIF branch in another member state or and a third country.
76.-(1) A CIF may provide investment and ancillary services or/and perform investment activities through the establishment of a branch in the territory of another member state or/and a third country, provided that these services and activities are covered by the authorisation granted to the CIF. Ancillary services may only be provided together with an investment service or/and activity.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

(2) A CIF wishing to establish a branch in the territory of another member state or/and a third country, notifies in writing its intention to the Commission, as well as the following information:

(a)	The member state or the third country within the territory of which it plans to establish a branch;

(b)	the address of the branch;

(c)	the names of those responsible for the management of the branch, as well as its organisational structure;

(d)	the programme of operations setting out especially the investment and ancillary services that it intends to provide or/and the investment activities it intends to perform;

(e)
in the case of the establishment of a branch in the territory of another member state, whether the CIF intends to use tied agents in the host member state; in the case of a tied agent established in a member state other than the Republic, the said tied agent shall be assimilated to a branch and shall be subject to the provisions of this Law relating to branches.

     (3) The Commission, after taking into account the services that the branch of the CIF intends to provide or/and the investment activities that it intends to perform, may, within three months from receiving the information laid down in subsection (2)-

(a)
Allow the establishment of the branch, in case there is no reason to doubt the adequacy of the administrative structure or/and the financial situation of the CIF; if the branch is to be established in a member state the Commission announces the said information to the competent authority of the host member state, as well as information with regards the ICF for Clients of IFs that is applicable in the Republic with notification to the CIF; if the branch is to be established in a third country, the Commission announces its decision to the CIF; the competent authority of the third country is only notified at its request.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

(b)
prohibit the establishment of the branch, in case there is reason to doubt the adequacy of the administrative structure or/and the financial situation of the CIF; and announces its decision to the CIF.

     (4) The branch of the CIF may be established and commence business in the host member state on receipt of a communication from the competent authority of the host member state, or failing such communication from the latter at the latest after two months from the date of transmission of the communication stated in paragraph (a) of subsection (3) to the competent authority of the host member state.

     (5) In case there is a change to the information stated in subsection (2), the CIF shall give written notice to the Commission of its intention to proceed with the said change, at least one month before implementing the change.

     (6) The Commission, may, by proportional application of the provisions of subsection (3), allow or prohibit the implementation of the changes stated in subsection (5), and informs the CIF of its decision, within the deadline of subsection (5). In case the branch of the CIF is to be established in another member state, the competent authority of the host member state shall also be informed of that change by the Commission. In case the CIF branch is to be established in a third country, the competent authority of the third country is only notified at its request.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

     (7) In the event of a change in the particulars of the ICF for Clients of IFs stated in paragraph (a) of subsection (3), the Commission shall inform the competent authority of the host Member State accordingly.

(8) The Commission may, in the exercise of its responsibilities and after informing the competent authority of the host member state, carry out on-site inspections in the CIF branch.

Establishment of a branch in the Republic by a member state IF.
77.-(1) An IF that is authorised and supervised by the competent authority of another member state may provide investment and ancillary services or/and perform investment activities through the establishment of a branch in the Republic, provided that these services or/and activities are covered by the authorisation granted to the IF. Ancillary services may only be provided together with an investment service or/and activity.

(2) The competent authority of the IF host member state shall communicate the following information to the Commission;

	(a)	The address of the branch;

	(b)	the names of those responsible for the management of the branch, as well as its organisational structure;

	(c)	the programme of operations setting out in particular the investment and ancillary services that it intends to provide or/and the investment activities it intends to perform;

(d)
whether the IF intends to use tied agents in the Republic; in case of a tied agent established in the Republic, the said tied agent is assimilated to a branch and shall be subject to the provisions of this Law relating to branches;

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Law 144(I)/2007

(e)	information with regards the accredited compensation scheme of which the IF is a member.

     (3) The branch of the IF may be established and commence business in the Republic on receipt of a communication from the Commission, or failing such communication from the latter, at the latest after two months from the date of transmission of the communication stated in subsection (2) from the competent authority of the home member state.

(4) In the event of a change in the particulars stated in subsection (2), the competent authority of the IF home member state shall inform the Commission.

     (5)(a) An IF, with regards the services provided or the activities offered by its branch that was established in the Republic, must comply with the requirements stated in sections 36, 38, 39, 43 44, 45, 47 and 48 and the directives issued pursuant to these requirements, as well as the Regulation (EC) No 1287/2006.

     (b) The Commission may request the submission of information with regards the measures adopted by the branch of the said IF pursuant to the paragraph (a) obligations, to examine them and to request such changes as are strictly needed to enable the Commission to enforce the obligations laid down in sections 36, 38, 39, 43 44, 45, 47 and 48, and the directives issued pursuant to these requirements and the Regulation (EC) No 1287/2006, with respect to the services and/or the activities provided by the branch within the Republic.

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Law 144(I)/2007

     (6) The IF must ensure that all services provided and transactions undertaken by its branch in the Republic are recorded in a way which enables the Commission to monitor its compliance with all its obligations in respect of its clients or potential clients. This obligation is enforced without prejudice to the possibility of the competent authority of the home member state to have direct access to the relevant records.

     (7) The IF must compose and send to the Commission within four months after the end of every financial year, for statistical purposes, a report in relation to the activities of the branch during the previous financial year in terms of providing investment and ancillary services or/and performing investment activities. The Commission may, by way of directives define the content of the said report.

     (8) The competent authority of the home member state of the IF that has established a branch in the Republic, may in the exercise of its responsibilities and after informing the Commission, carry out on-site inspections in the IF branch.

Establishment of a branch in the Republic by a third country IF.
78.-(1) An IF, that has been authorised and supervised by the competent authority of a third country may provide investment and ancillary services or/and perform investment activities in the Republic through the establishment of a branch provided prior authorisation is granted by the Commission.

     (2) In order to be granted the authorisation stated in subsection (1), an IF shall submit an application to the Commission, the content of which and the information to be provided through it, the details and documents that will accompany it, are proportional to those required for granting a CIF authorisation and which are defined by way of directives issued by the Commission. The Commission may request for additional information and details to be submitted where this is considered necessary for assessing the relevant application.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

(3) The Commission shall grant authorisation to the IF stated in subsection (1) provided that-

(a) Its branch in the Republic complies with the provisions of Part III, as proportionally applicable;

(b) the IF must comply with operational conditions and obligations equivalent to those provided by this Law, as proportionally applicable.

(4) The branch of the IF stated in subsection (1) during its operation in the Republic must comply with all the conditions and obligations imposed upon CIFs, as defined in this Law.

(5) The Commission may, by way of directives specify the conditions and obligations stated in subsections (3) and (4) which the IF stated in subsection (1) must fulfil and comply with.

(6) An IF operating a branch in the Republic is pursuant to this section subject to the same sanctions as defined in this Law in relation to CIFs.

     (7) With regards the obligation laid down in section 17, the Commission may allow the IF stated in subsection (1), not to participate, with regards the clients of the branch established in the Republic, in the ICF for Clients of IFs, provided that the Commission is satisfied that it participates in an equivalent recognised scheme of investor compensation abroad, which provides to the clients of the branch cover which is at least equivalent to that provided by the ICF for Clients of IFs.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

Chapter B
Freedom to provide investment and ancillary services or and perform investment activities

Freedom to provide investment and ancillary services or and perform investment activities by a CIF in another member state or and a third country.
79.-(1) A CIF may freely provide investment and ancillary services or/and perform investment activities within the territory of another member state or/and a third country, provided that such services or/and activities are covered by its authorisation. Ancillary services may only be provided together with an investment service or/and activity.

     (2) Any CIF wishing to provide investment and ancillary services or/and perform investment activities freely within the territory of another Member State or/and a third country for the first time, shall communicate such an intention to the Commission, as well as the following information:

	(a)	The member state or/and the third country where it intends to provide services or/and perform activities;

	(b)	the programme of operations stating in particular the investment services and ancillary services it intends to provide and/or investment activities it intends to perform;

	(c)	whether it intends to use tied agents in the territory of the host member state;

     (3) With regards the provision of investment and ancillary services or/and the performance of investment activities in another member state, the Commission, within one month of receiving the information laid down in subsection (2), forwards it to the competent authority of the host member state, notifying it at the same time to the CIF:

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

It is provided that a CIF may not start to provide services or/and perform activities in the host member state before the aforementioned notification.

     (4) With regards the provision of investment and ancillary services or/and the performance of investment activities in a third country, the Commission within one month of receiving the information laid down in subsection (2), announces its decision to the CIF-

	(a)	To allow the above, provided that it has no reason to doubt the adequacy of the administrative structure or/and the financial situation of the CIF and the investors’ interests are not at risk; or

	(b)	to prohibit the above, provided that it has reason to doubt the adequacy of the administrative structure or/and the financial situation of the CIF and the investors’ interests are at risk.

141(I)/2012
     (5) In case where the CIF intends to use tied agents while providing investment and ancillary service in the host member state, the Commission shall, at the request of the competent authority of the host Member State and within a reasonable time, communicate the identity of the tied agents that the CIF intends to use in the host member state.

(6) In the event of a change in any of the information laid down in subsection (2), a CIF shall give written notice of that change to the Commission at least one month before implementing the change.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

     (7) With regards the provision of investment and ancillary services or/and the performance of investment activities in another member state, the Commission shall inform the competent authority of the host member state of the changes stated in subsection (6), within the deadline laid down in the aforementioned subsection.

     (8) With regards the provision of investment and ancillary services or/and the performance of investment activities in a third country, the Commission by proportionally applying subsection (4) may allow or prohibit the implementation of the changes stated in subsection (6), whereby it communicates within the deadline laid down in the aforementioned subsection, its decision to the CIF.

     (9) The CIF or the market operator that operates an MTF may provide appropriate arrangements in another member state so as to facilitate access to and use of their systems by remote users or participants established in the other member state.

     (10) The CIF or the market operator that operates an MTF shall communicate to the Commission the member state in which it intends to provide the arrangements provided for in subsection (9). The Commission shall communicate, within one month, this information to the host member state.

     The Commission shall, on the request of the competent authority of the host member state of the MTF, communicate the identity of the members or participants of the MTF established in that member state.

Freedom to provide investment and ancillary services or and perform investment activities in the Republic by a member state IF.
80.-(1) An IF, authorised and supervised by a competent authority of another member state, may freely provide investment and ancillary services or/and perform investment activities within the territory of the Republic, provided that such services or/and activities are covered by its authorisation. Ancillary services may only be provided together with an investment service or/and activity.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

     (2) The IF stated in subsection (1) may begin to provide services or/and perform activities freely in the territory of the Republic, when the notification from the competent authority of the home member state is communicated to the Commission, stating the program of operations that the IF intends to apply in the Republic, stating in particular the investment services and ancillary services it intends to provide or/and the investment activities it intends to perform, as well as whether it intends to use tied agents in the territory of the Republic.

     (3) The Commission may request from the competent authority of the home member state to be notified of the identity of the tied agents stated in subsection (2), and it may make such information public.

(4) In case of a change in the particulars of the notification of subsection (2), the competent authority of the home member state of the IF shall inform the Commission accordingly.

     (5) The IF or the market operator that operates an MTF, may provide appropriate arrangements on the territory of the Republic so as to facilitate access to and use of their systems by remote users or participants established in the territory of the Republic, provided that the home member state of the said IF or the said market operator notifies the Commission accordingly. The Commission may request from the competent authority of the home member state to be notified within a reasonable time, of the identity of the users or participants of the MTF that are established in the Republic.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

Chapter C
Other rights of CIFs and member state IFs

Access to regulated markets.
81.-(1) A CIF which is authorised to execute client orders or to deal on own account, may become member of a regulated market that is authorised by a competent authority of a member state or a third country.

     (2) An IF which is authorised to execute client orders or to deal on own account in another member state, may, become a member or have access to a regulated market authorised by the Commission, by means of any of the following arrangements: -

(a) Directly, by setting up a branch in the Republic;

(b)
by becoming a remote member of or having remote access to the regulated market without having to be established in the Republic, where the trading procedures and systems of the said market do not require a physical presence for conclusion of transactions on the market.

Access to central counterparty, clearing and settlement facilities and right to designate settlement system.
82.-(1) A CIF has the right of access to central counterparty, clearing and settlement systems in another member state or third country for the purposes of finalising or arranging the finalisation of transactions in financial instruments.

     (2) An IF authorised in another member state has the right of access to central counterparty, clearing and settlement systems in the Republic for the purposes of finalising or arranging the finalisation of transactions in financial instruments.

     Access by the IF of this section to such facilities is subject to the same non-discriminatory, transparent and objective criteria as apply to their members that are established in the Republic. The use of those facilities shall not be restricted to the clearing and settlement of transactions in financial instruments undertaken on a regulated market or MTF in the Republic.

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Law 144(I)/2007

     (3) A regulated market that is authorised by the Commission must offer all its members or participants the right to designate the system for the settlement of transactions in financial instruments undertaken on that regulated market, subject to-

(a)
Such links and arrangements between the designated settlement system and any other system or facility as are necessary to ensure the efficient and economic settlement of the transaction in question; and

(b)
agreement by the Commission that the technical conditions for settlement of transactions concluded on the regulated market through a settlement system other than that designated by the regulated market are such as to allow the smooth and orderly functioning of financial markets.

     (4) This assessment by the Commission as stated in paragraph (b) of section (3) shall be without prejudice to the competencies of the national central banks as supervisors or overseers of settlement systems or other supervisory authorities of such systems. The Commission shall take into account the supervision or oversight already exercised by those institutions in order to avoid undue duplication of control.

     (5) The rights of IFs under subsections (2) and (3) shall be without prejudice to the right of operators of central counterparty, clearing or securities settlement systems to refuse on legitimate commercial grounds to make the requested services available.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

Provisions regarding central counterparty, clearing and settlement arrangements in respect of MTFs.
83.-(1)(α) A CIF and a market operator operating an MTF, may enter into appropriate arrangements with a central counterparty or clearing house and a settlement system in the Republic or other member state with a view to providing for the clearing or/and settlement of some or all trades concluded by market participants under their systems.

     (b) An IF and a market operator, that are authorised in another member state to operate an MTF, may enter into appropriate arrangements with a central counterparty or clearing house and a settlement system in the Republic with a view to providing for the clearing or/and settlement of some or all trades concluded by market participants under their systems.

     (2) The CIF and the market operator stated in paragraph (a) of subsection (1) may enter into such arrangements provided they inform the Commission beforehand. The Commission may prohibit to the CIF and the market operator stated in paragraph (a) of subsection (1), to use a central counterparty or clearing house or/and settlement system in a member state, if this is demonstrably necessary in order to maintain the orderly functioning of that MTF and taking into account the conditions for settlement systems established in subsection (3) of section 82.

     (3) In order to avoid undue duplication of control, the Commission shall take into account the supervision or oversight of the clearing and settlement system already exercised by the national central banks as supervisors or overseers of clearing and settlement systems or by other supervisory authorities with a competence in such systems.

Administrative sanctions.
84. Where a CIF is in violation of the provisions of this Part as well as the directives issued pursuant to these provisions, the Commission may impose upon it an administrative fine not exceeding one hundred and seventy five thousand euro (€175.000) and, in case of relapse or continuation of the violation an administrative fine not exceeding three hundred and fifty thousand euro (€350.000).

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

PART X - REGULATED MARKETS

Scope of application of this Part.	85. Except where it follows otherwise from the context, this Part is applicable to regulated markets authorised by the Commission.

Regulated market authorisation.	86.-(1) The Commission shall grant an authorisation for a regulated market to those systems which comply with the provisions of this Part and whose home member state is the Republic.

     (2) Authorisation for a regulated market shall be granted only where the Commission is satisfied that both the market operator and the systems of the regulated market comply with the requirements laid down in this Part.

     (3) The Commission may, by way of directives define how the different obligations imposed on the market operator under this Part are to be allocated between the regulated market and the market operator, in the case of a regulated market that is a legal person and that is managed or operated by a market operator other than the regulated market itself.

     (4) The regulated market authorisation states the name of the regulated market and its operator, the number and the date of issue of the authorisation, as well as any other detail the Commission considers necessary.

Application for granting regulated market authorisation.
87.-(1) The market operator submits to the Commission an application for regulated market authorisation, the content of which and the information provided through it, the details and documents that accompany it are defined by way of Commission directives.

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Law 144(I)/2007

     (2) In addition to the provisions of subsection (1), the Commission may, at any stage of assessment of the application for regulated market authorisation, request any additional information or/and details it may consider necessary for assessing the application before it.

     (3) The operator of the regulated market must provide all requested information, details and documents, which are necessary to enable the Commission to satisfy itself that the regulated market has established, at the time of granting the authorisation, all the necessary arrangements to meet its obligations under the provisions of this Part.

     (4) The responsibility for the correctness, completeness and accuracy of the application for the granting of regulated market authorisation, rests on the market operator, who signs the application and confirms that he has exercised due diligence in ensuring that the information included in the application, as well as the details and documents that accompany it are correct, complete and truthful.

Deadline for reaching a decision.
88.-(1) The Commission must, within six months from the submission of a duly completed application for the granting of a regulated market authorisation, reach a decision and inform the market operator for the granting of authorisation or the rejection of the application.

(2) The application is considered duly completed only on the occasions where it includes all required information and is accompanied by all the details and documents referred to in section 87.

     (3) Not reaching a decision with regards a duly completed application to grant a regulated market authorisation within six months from its submission as stated in this section is subject to judicial review before the Supreme Court by reason of Article 146 of the Constitution.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

Application to change, amend or extend regulated market authorisation.
89. In case of an impending change, amendment or extension of the regulated market authorisation, the market operator submits a relevant application to the Commission that is accompanied by the information, details and documents laid down in section 87, before implementing the above. The Commission shall take a decision, by proportionally applying the provisions of this Part.

Disclosure of details of regulated market authorisation.
90. The regulated market must state on its documents, as well as on any other publication or announcement, the number of its authorisation, as well as the fact that it is regulated by the Commission. In addition, a regulated market has to have a website, the address of which it notifies to the Commission, and where the number and content of its authorisation is entered, as well as the fact that it is regulated by the Commission, as well as any other matter that the Commission may define by way of directives.

Market operator.	91. The market operator-

	(a)	Performs tasks in the Republic relating to its duties with regards the organisation and operation of the regulated market, under the supervision of the Commission;

	(b)	is responsible to ensure that the regulated market that he manages complies with all the requirements under this Part;

	(c)	may exercise the rights that correspond to the regulated market that he manages by virtue of this Part.

Applicable law.
92. Without prejudice to the Insider Dealing and Market Manipulation (Market Abuse) Law, the law governing the trading conducted under the systems of the regulated market in the Republic shall be that of the Republic.

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Law 144(I)/2007

Lapse of regulated market authorisation.	93.-(1) A regulated market authorisation, that was granted by the Commission lapses when the regulated market-

	(a)	Does not make use of its authorisation within 12 months from the date of issue of the relevant authorisation;

	(b)	expressly renounces its authorisation;

	(c)	has not operated for the preceding six months.

     (2) In the events laid down in subsection (1), the regulated market authorisation lapses automatically and the person acting as a market operator before the lapse of the relevant authorisation must inform accordingly the Commission.

Withdrawal of regulated market authorisation.	94.-(1) The Commission may withdraw wholly or partially the authorisation issued to a regulated market where it-

(a)
Is ascertained that the regulated market obtained the authorisation on the basis of false or misleading details or by any other irregular means or has submitted or notified or otherwise publicised in any way, false or misleading information, details or documents;

	(b)	no longer meets the conditions under which authorisation was granted as these are defined in this Part and the directives issued pursuant to this Part;

	(c)	the regulated market has seriously or/and systematically infringed the provisions of this Part or/and the directives adopted pursuant to them or/and the Regulation (EC) No 1287/2006;

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Law 144(I)/2007

(d) it falls within any of the cases provided in other cypriot legislation, that regulates matters outside the scope of this Law and which provides for the withdrawal of authorisation.

(2) The Commission may, by way of directives specify the procedure to be followed to withdraw the regulated market authorisation.

(3) In the case of withdrawal of its authorisation, the regulated market shall stop operating as such.

     (4) In the case of withdrawal of a regulated market authorisation, the market operator must settle the obligations of the regulated market arising from the activities that it may no longer perform, within a period of three months from the date of notification of the Commission decision.

     Both the market operator as well as the regulated market whose authorisation was withdrawn remain under the supervision of the Commission, until the Commission is satisfied that the said persons have fully complied with the provisions of the said section and the directives issued pursuant to the said provisions.

(5) Where a person is in violation of the provisions of subsection (4), the Commission may impose upon it an administrative fine not exceeding three hundred and fifty thousand euro (€350.000).

141(I)/2012	(6) The Commission shall communicate to ESMA every revocation of a CIF authorisation.

Suspension of regulated market authorisation.
95. The Commission may, in exceptional and justified circumstances, either at its own initiative, or at the request of the operator of the regulated market, suspend its authorisation and set a reasonable deadline for compliance with the requirements and its obligations as laid down in this Part. Section 26 is proportionally applied to the suspension of regulated market authorisation.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

Requirements relating to the initial capital of market operator. Requirements relating to persons who effectively direct the business and operation of the regulated market.
96. The market operator must have an initial capital of at least ten million euro (€10.000.000). During the assessment of the application to grant a regulated market authorisation, the Commission may, at its absolute discretion, adjust the said amount according to the nature, scale and complexity of the activities of the regulated market
97.-(1) The persons who effectively direct the business and the operation of the regulated market must be of sufficiently good repute and sufficiently experienced as to ensure the sound and prudent management and operation of the regulated market.

     (2) The Commission may reject the application for granting regulated market authorisation if it is not satisfied that the persons who effectively direct the business and the operation of the regulated market are of sufficiently good repute and sufficiently experienced, or if there are other objective and demonstrable grounds for believing that these persons pose a material threat to the sound and prudent management and operation of the regulated market.

     (3) For the purpose of granting a regulated market authorisation, the person or persons who effectively direct the business and the operation of an already authorised regulated market in accordance with this Law are deemed to comply with the conditions of subsection (1).

     (4) The operator of the regulated market shall submit to the Commission every change in the identity, and any other subsequent changes in the persons who effectively direct the business and the operations of the regulated market before their implementation.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

     (5) The Commission may, within one month from the submission of the information stated in subsection (4), either to allow or to prohibit the implementation of the proposed changes if there are objective and demonstrable grounds for believing that they pose a material threat to the sound and prudent management and operation of the regulated market.

Requirements relating to persons exercising significant influence over the management of the regulated market.	98.-(1) Persons who are in a position to exercise, directly or indirectly, significant influence over the management of the regulated market must be suitable.

     (2) The operator of the regulated market shall provide the Commission with information regarding the ownership of the regulated market or/and the market operator, and in particular, the identity and scale of interests of any person in a position to exercise significant influence over the management.

     (3) The Commission may reject the application to grant a regulated market authorisation if it is not satisfied of the suitability of the persons referred to in subsection (1) or if there are other objective and demonstrable grounds for believing that they pose a threat to the sound and prudent management of the regulated market.

     (4) The operator of the regulated market shall inform the Commission of any transfer of ownership which gives rise to a change in the identity of the persons exercising significant influence over the operation of the regulated market, before the transfer has taken place.

     (5) The Commission may, within one month from the submission of the information stated in subsection (4), either allow or prohibit the implementation of the changes if it is not satisfied of the suitability of the said persons, or if there are other objective and demonstrable grounds for believing that these changes pose a threat to the sound and prudent management of the regulated market.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

(6) The operator of the regulated market shall make public the information and changes referred to in subsections (2) and (3), after they are approved by the Commission.

Organisational requirements.	99. The regulated market must-

(a)
Have arrangements to clearly identify and manage the potential adverse consequences, for the operation of the regulated market or for its members or for its participants, of any conflict of interest between the interest of the regulated market, its owners or its operator and the sound functioning of the regulated market, in particular where such conflicts of interest might prove prejudicial to the accomplishment of any functions delegated to the regulated market by the Commission;

(b)
be adequately equipped to manage the risks to which it is exposed, to implement appropriate arrangements and systems to identify all significant risks to its operation, and to put in place effective measures to mitigate those risks;

	(c)	have arrangements for the sound management of the technical operations of the system, including the establishment of effective contingency arrangements to cope with risks of systems disruptions;

	(d)	have transparent and non-discretionary rules and procedures that provide for fair and orderly trading and establish objective criteria for the efficient execution of orders;

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Law 144(I)/2007

(e) have effective arrangements to facilitate the efficient and timely finalisation of the transactions executed under its systems;

(f)
have sufficient financial resources to facilitate its orderly functioning, having regard to the nature and extent of the transactions concluded on the market and the range and degree of the risks to which it is exposed.

Issue of directives.	100. The Commission may, by way of directives define, specify or clarify any subjects that may require further action pursuant to this Part.

Continuous obligations.	101. The regulated market must at all times comply with the conditions under which the authorisation was granted as provided for in this Part as well as all the provisions of this Part.

Regulated market records.	102.-(1) The regulated market must maintain records which will enable the Commission to supervise its compliance with the provisions of this Part.

     (2) The Commission may, by way of directives define the form, type, content and period of maintaining the records provided for in subsection (1), as well as any other relevant to the said records topic, subject or necessary information.

Changes in regulated market information and details.
103. Without prejudice to the application of the more specific provisions of this Part, any material change with regards the information and details of the regulated market, shall immediately be notified to the Commission. The Commission may, by way of directives specify the meaning of the term “material change”.

Admission of financial instruments to trading.	104.-(1) A regulated market must have clear and transparent rules regarding the admission of financial instruments to trading.

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Law 144(I)/2007

     (2) Those rules stated in subsection (1) shall ensure that every financial instrument admitted to trading on a regulated market is capable of being traded in a fair, orderly and efficient manner and, in the case of transferable securities, are freely negotiable.

     In the case of derivatives, the rules shall ensure in particular that the design of the derivative contract allows for its orderly pricing as well as for the existence of effective settlement conditions.

     (3) In addition to the obligations set out in subsections (1) and (2), a regulated market must establish and maintain effective arrangements to verify that issuers of transferable securities that are admitted to trading on the regulated market comply with their obligations under the legislation that will transpose Directive 2004/109/EC into cypriot law and any other Community legislation in respect of initial, ongoing or ad hoc disclosure obligations.

     A regulated market must establish arrangements which facilitate its members or participants in obtaining access to information which has been made public pursuant to the legislation that will transpose Directive 2004/109/EC into cypriot law and pursuant to any other Community law.

(4) A regulated market must establish the necessary arrangements to regularly review the compliance with the admission requirements of the financial instruments which it admits to trading.

114(Ι) of 2005.
     (5) A transferable security that has been admitted to trading on a regulated market can subsequently be admitted to trading on other regulated markets, even without the consent of the issuer and in compliance with the relevant provisions of the Public Offer and Prospectus Law, on the prospectus to be published when securities are offered to the public or admitted to trading.

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Law 144(I)/2007

     (6) In the circumstances of subsection (5), the issuer shall be informed by the regulated market of the fact that its securities are traded on that regulated market. The issuer shall not be subject to any of the obligations stated in subsection (3) to provide information directly to any regulated market which has admitted the issuer’s securities to trading without its consent.

Suspension and removal of financial instruments from trading.
105.-(1) Without prejudice to the right of the Commission under subsection (2) of section 127, to demand suspension or removal of an instrument from trading, the operator of the regulated market may suspend or remove from trading a financial instrument which no longer complies with the rules of the regulated market unless such a step would be likely to cause significant damage to the investors’ interests or the orderly functioning of the market.

     Irrespective of the possibility for the operators of regulated markets to inform directly the operators of other regulated markets, an operator of a regulated market that suspends or removes from trading a financial instrument shall make public its decision and immediately communicate the relevant information to the Commission. The Commission shall immediately inform the competent authorities of the other member states.

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     (2) Where the Commission requests the suspension or removal of a financial instrument from trading on one or more regulated markets as stated in subsection (2) of section 127, it shall immediately make public its decision and shall inform ESMA and the competent authorities of the other member states.

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Law 144(I)/2007

141(I)/2012 141(I)/2012
     (3) Where the Commission receives equivalent request to that provided for in subsection (2) from a competent authority of another member state, the Commission except where it may cause significant damage to the investors’ interests or the orderly functioning of the market shall decide on the suspension or removal of that financial instrument from trading on the regulated markets and MTFs that operate under its supervision.

Access to the regulated market.	106.-(1) A regulated market must establish and maintain transparent and non-discriminatory rules, based on objective criteria, governing access to or membership of the regulated market.

(2) The rules stated in subsection (1) shall specify all the obligations for the members or participants of the regulated market arising from -

	(a)	The constitution and administration of the regulated market;

	(b)	rules relating to transactions on the market;

	(c)	professional standards imposed on the staff of CIFs, remaining IFs or credit institutions that are operating on the market;

	(d)	the conditions established, for members or participants other than CIFs, remaining IFs or credit institutions, under subsection (3);

	(e)	the rules and procedures for the clearing and settlement of transactions concluded on the regulated market.

(3) A regulated market may admit as members or participants CIFs, remaining IFs, credit institutions and other persons who -

	(a)	Are fit and proper;

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Law 144(I)/2007

(b)	have a sufficient level of trading ability and competence;

(c)	have, where applicable, adequate organisational arrangements;

(d)
have sufficient resources for the role they are to perform, taking into account the different financial arrangements that the regulated market may have established in order to guarantee the adequate settlement of transactions.

     (4) With regards transactions concluded on a regulated market, its members or participants are not obliged to apply to each other the obligations laid down in sections 36, 38 and 39, however, they must apply them with respect to their clients when they, acting on behalf of their clients, execute their orders on a regulated market.

(5) The rules on access to or membership of the regulated market provide for the direct or remote participation of CIFs, remaining IFs and credit institutions.

     (6) A regulated market authorised in the Republic may provide appropriate arrangements in other member states so as to facilitate access to and trading by remote members or participants established in the other member state. The regulated market shall communicate to the Commission its intention to provide such arrangements.

The Commission shall communicate, within one month, this information to the member state in which the regulated market intends to provide such arrangements.

     The Commission shall, on the request of the competent authority of the host member state and within a reasonable time, communicate the identity of the members or participants of the regulated market established in that host member state.

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Law 144(I)/2007

(7) The operator of the regulated market must communicate, on a regular basis, the list of the members or participants of the regulated market to the Commission.

Regulated market of other member state.
107.-(1) A regulated market authorised in another member state may provide appropriate arrangements in the Republic so as to facilitate access to and trading by remote members or participants established in the Republic, only after relevant notification is sent to the Commission by the competent authority of its home member state.

     (2) The Commission may request from the competent authority of the home member state of the regulated market to be informed on a regular basis of the identity of the members or participants of the regulated market established in the Republic.

Monitoring of compliance with the rules of the regulated market and with other legal obligations.
108.-(1) A regulated market must establish and maintain effective arrangements and procedures for the regular monitoring of the compliance by its members or participants with its rules. A regulated market shall monitor the transactions undertaken by its members or participants under its systems in order to identify breaches of those rules, disorderly trading conditions or conduct that may involve market abuse.

(2) The operator of the regulated market-

(a) Must report to the Commission significant breaches of its rules or disorderly trading conditions or conduct that may involve market abuse;

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Law 144(I)/2007

(b)
must supply the relevant information without delay to the Commission and provide full assistance to the latter in investigating and prosecuting market abuse occurring on or through the systems of the regulated market.

Pre-trade transparency requirements for regulated markets.
109.-(1) A regulated market must make public current bid and offer prices and the depth of trading interests at those prices which are advertised through its systems for shares admitted to trading. This information must be made available to the public on reasonable commercial terms and on a continuous basis during normal trading hours.

     A regulated market may give access, on reasonable commercial terms and on a non-discriminatory basis, to the arrangements it employs for making public the information under this section to CIFs, remaining IFs and credit institutions, which are obliged to publish their quotes in shares pursuant to section 47.

(2) The Commission may, by way of directives waive the obligation for regulated markets to make public the information referred to in subsection (1) based on the market model or the type and size of orders in the cases defined in subsection (3). In particular, the Commission shall be able to waive the obligation in respect of transactions that are large in scale compared with normal market size for the share or type of share in question.

Pro-trade transparency requirements for regulated markets.
110.-(1) A regulated market must make public the price, volume and time of the transactions executed in respect of shares admitted to trading. The details of all such transactions must be made public, on a reasonable commercial basis and as close to real-time as possible.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

     A regulated market may give access, on reasonable commercial terms and on a non-discriminatory basis, to the arrangements it employs for making public the information under this section to CIFs, remaining IFs and credit institutions which are obliged to publish the details of their transactions in shares pursuant to section 48.

     (2) The Commission may, by way of directives allow a regulated market to provide for deferred publication of the details of transactions based on their type or size. In particular, the Commission may authorise the deferred publication in respect of transactions that are large in scale compared with the normal market size for that share or that class of shares.

Provisions regarding central counterparty and clearing and settlement arrangements.
111.-(1)(a) A regulated market may enter into appropriate arrangements with a central counterparty or clearing house and a settlement system of the Republic or of another member state with a view to providing for the clearing or/and settlement of some or all trades concluded by market participants under its systems.

     (b) A regulated market of another member state may enter into appropriate arrangements with a central counterparty or clearing house and a settlement system of the Republic with a view to providing for the clearing or/and settlement of some or all trades concluded by market participants under its systems.

     (2) The regulated market before entering into the arrangements stated in subsection (1) must get the Commission’s prior approval. The Commission may oppose the use of central counterparty, clearing houses or/and settlement systems in a member state where this is demonstrably necessary in order to maintain the orderly functioning of that regulated market and taking into account the conditions for settlement systems provided for in subsection (3) of section 82.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

     (3) In order to avoid undue duplication of control, the Commission shall take into account the supervision or oversight of the clearing and settlement system already exercised by the national central banks as supervisors or overseers of clearing and settlement systems or by other supervisory authorities with competence in relation to such systems.

List of regulated markets. 141(I)/2012
112. The Commission shall draw up a list of the regulated markets authorised under this Part and shall forward that list to the other member states and to ESMA. A similar communication shall be effected in respect of each change to that list.

Administrative sanctions.
113. The Commission may impose an administrative fine that does not exceed three hundred and fifty thousand euro (€350.000) to anyone who is in violation of the provisions of this Part and, in case of relapse or continuation of the violation, an administrative fine that does not exceed seven hundred thousand euro (€700.000).

PART XI - FINANCIAL ACCOUNTS – RELATIONS WITH CIF AUDITORS

Submission of CIF financial accounts.
114. Every CIF must submit to the Commission within four months from the end of the financial year, financial accounts that provide a true and fair picture of the CIF and are in accordance with the applicable accounting standards and rules. The said financial accounts must be audited by an auditor and accompanied by a signed copy of its report.

Relations with auditors.
115.-(1) The auditor that audits the CIFs’ financial accounts or/and audits the consolidated financial accounts of the group the CIF belongs to, or/and is responsible for the submission to the Commission of the report provided for in section 116, shall have a duty to report promptly to the Commission any fact or decision concerning the said CIF of which that person has become aware while carrying out that task and which is liable to-

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

	(a)	Constitute a material violation of this Law or/and the directives issued pursuant to this Law or/and the Regulation (EC) No 1287/2006;

	(b)	affect the continuous functioning of the CIF;

	(c)	lead to refusal to certify the accounts or to the expression of reservations.

     (2) The auditor provided for in subsection (1) shall also have a duty to report to the Commission every fact or decision, of which the person becomes aware in the course of carrying out one of the tasks referred to in the same subsection, in an undertaking having close links with the CIF within which he is also carrying out the task provided for in subsection (1).

     (3) The disclosure to the Commission, from the aforementioned persons, of facts or decisions provided for in subsections (1) and (2), shall not constitute a breach of any contractual or legal restriction on disclosure of information and shall not involve such persons in liability of any kind.

Submission of suitability report.
116. A CIF’s auditor must submit to the Commission, within four months from the end of each financial year, a report in relation to the suitability of the measures taken by the CIF pursuant to paragraphs (i) and (j) of subsection (2) of section 18 and the relevant to section 18 provisions of the directive issued pursuant to section 20.

Administrative sanctions.
117. Where a CIF or auditor is in violation of this Part, the Commission may impose upon it or him an administrative fine not exceeding one hundred and seventy five thousand euro (€175.000) and, in case of relapse or continuation of the violation, an administrative fine not exceeding three hundred and fifty thousand euro (€350.000).

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

PART XIΙ - BANKS

Requirements for the provisions of investment and ancillary services or and the performance of investment activities.
118. The banks authorised by the Central Bank or by competent authorities of other member states may provide investment and ancillary services or/and perform investment activities, in accordance with the banking laws as well as sections 77, 78 and 80 of this Law.

Member of ICF for Clients of Banks.
119. A bank authorised by the Central Bank to provide investment and ancillary services or/and perform investment activities, must be a member of the ICF for Clients of Banks and comply with the obligations laid down in Part VII.

Applicable provisions.
120.-(1) Sections 18, 19, 20, subsection (1) of section 28, sections 29, 30, 34, subsection (1) of section 35, sections 36, 37, 38, 39, 40 (except subsections (6) and (14)), section 41, subsections (2) and (3) of section 42, sections 43, 44, subsection (1) of section 46, section 47 (except subsection (5)), sections 48, 49, 50, subsection (1) of section 51, sections 52, 57, subsection (1) of section 76, subsections (1), (5), (6) and (7) of section 77, subsection (1) of section 78, subsections (1), (9), and (10) of section 79, subsections (1) and (5) of section 80, sections 81, 82 (except subsections (3) and (4)), section 83 (except subsection (3)), sections 84, 130 (except the third paragraph of subsection (1) and subsection (4)), sections 131, 133, 134, subsections (1), (2) and (3) of section 141, sections 142, 144, 146 and 151 are proportionally applicable to the banks referred to in section 118 and, any reference in the above sections to the Commission shall be deemed as a reference to the Central Bank, mutatis mutandis.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

     (2) The provisions of Regulation (EC) No 1287/2006, that are related to the provisions of Directive 2004/39/EC, which correspond to the sections stated in subsection (1) are proportionally applicable to the banks referred to in section 118.

Supplementary provisions.
121. The provisions of the Central Bank of Cyprus Law and the banking legislation governing the supervision and inspection of banks and their representatives by the Central Bank, as well as its power to collect information, to carry out investigations and inspections and to impose sanctions and in general all the functions, pursuant to the said legislation, are applicable in supplement to, the supervision by the Central Bank of the banks referred to in section 118 and their tied agents, when providing investment and ancillary services or/and performing investment activities.

PART ΧΙΙΙ
COOPERATIVE CREDIT INSTITUTIONS

Conditions for the provisions of investment and ancillary services or and the performance of investment activities.
122. The cooperative credit institutions authorised by the ASDCS Commissioner or by competent authorities of other member states may provide investment and ancillary services or/and perform investment activities, in accordance with the cooperative legislation as well as sections 77, 78 and 80 of this Law.

Member of ICF for Clients of CCIs.
123. The cooperative credit institution authorised by the ASDCS Commissioner to provide investment and ancillary services or/and perform investment activities, must be a member of the ICF for Clients of CCIs and comply with the obligations laid down in Part VII.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

Applicable provisions.
124.-(1) Sections 18, 19, 20, subsection (1) of section 28, sections 29, 30, 34, subsection (1) of section 35, sections 36, 37, 38, 39, 40 (except subsections (6) and (14)), section 41, subsections (2) and (3) of section 42, sections 43, 44, subsection (1) of section 46, section 47 (except subsection (5)), sections 48, 49, 50, subsection (1) of section 51, sections 52, 57, subsection (1) of section 76, subsections (1), (5), (6) and (7) of section 77, subsection (1) of section 78, subsections (1), (9), and (10) of section 79, subsections (1) and (5) of section 80, sections 81, 82 (except subsections (3) and (4)), section 83 (except subsection (3)), sections 84, 130 (except the third paragraph of subsection (1) and subsection (4)), sections 131, 133, 134, subsections (1), (2) and (3) of section 141, sections 142, 144, 146 and 151 are proportionally applicable to the cooperative credit institutions referred to in section 122 and, any reference in the above sections to the Commission shall be deemed as a reference to the ASDCS, mutatis mutandis.

     (2) The provisions of Regulation (EC) No 1287/2006, that are related to the provisions of Directive 2004/39/EC, which correspond to the sections stated in subsection (1) are proportionally applicable to the cooperative credit institutions referred to in section 122.

Supplementary provisions.
125. The provisions of the cooperative legislation governing the supervision and inspection of cooperative credit institutions by the ASDCS, as well as its power to collect information, to carry out investigations and inspections and to impose sanctions and in general all the functions, pursuant to the said legislation, are applicable in supplement to, the supervision by the ASDCS of the cooperative credit institutions referred to in section 122 and their tied agents, when providing investment and ancillary services or/and performing investment activities.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

PART XΙV - EXERCISE OF SUPERVISION

Designation and cooperation of Supervisory Authorities.
126.-(1) The Commission, the Central Bank and the ASDCS are designated as the Supervisory Authorities to exercise the competencies set out in this Law. Specifically the Central Bank is designated as the Supervisory Authority responsible for the supervision and application of the provisions of Part XII, the ASDCS is responsible for the supervision and application of the provisions of Part XIII, and the Commission for the supervision and application of the provisions of this Law, except the provisions of Parts XII and XIII. Each Supervisory Authority is responsible for the supervision and application of the Regulation (EC) No 1287/2006, to the extent to which its provisions are related to the provisions of Directive 2004/39/EC which correspond to the provisions of this Law, for the supervision and application of which the Supervisory Authority is responsible.

(2) Irrespective of subsection (1), the Commission is responsible for the supervision and application of subsection (6) of section 40, section 45, subsection (2) of section 46, subsection (2) of section 51, subsection (1) of section 53 and subsection (2) of section 53 by the banks referred to in section 118 and the cooperative credit institutions referred to in section 122.

     (3) The Supervisory Authorities cooperate closely for the effective application of this Law and the Regulation (EC) No 1287/2006 and exchange any information which is essential or relevant to the exercise of their functions and competencies.

     (4) The Supervisory Authorities also cooperate with every other competent authority in the Republic responsible for the supervision of pension funds, insurance and reinsurance intermediaries and insurance undertakings.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

141(I)/2012
     (5) In order to facilitate and accelerate the cooperation and in particular for the exchange information, the Commission shall be designated the contact point for the purposes of Directive 2004/39/EC, according to Article 56(1)(3) of the said Directive.

Powers of Supervisory Authorities.	127.-(1) The Supervisory Authorities shall exercise their powers-
(a) Directly; or

(b) collaborating among themselves and generally in collaboration with other authorities; or

(c) by application to the competent courts.

(2) In addition the powers of the Commission laid down in the Cyprus Securities and Exchange Commission (Constitution and Terms of Reference) Law, the Commission has the following powers:

	(a)	To require existing telephone and existing data traffic records;

	(b)	to demand the cessation of any practice that is contrary to the provisions of this Law;

	(c)	to request by application to the relevant courts the freezing or/and the sequestration of assets;

	(d)	to temporary prohibit the exercise of professional activity;

	(e)	to adopt any type of measure to ensure that the persons supervised by it continue to comply with the requirements laid down in this Law, or/and the directives issued pursuant to this Law;

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

(f)	to require the suspension of trading in a financial instrument;

(g)	to require the removal of a financial instrument from trading, whether on a regulated market or under other trading arrangements.

(3) In addition the powers of the Central Bank laid down in the Central Bank of Cyprus Law and the Banking Law, the Central Bank has the following powers-

(a)	To demand information from any person and if necessary to summon and question a person with a view to obtaining information;

(b)	to require existing telephone and existing data traffic records;

(g)	to demand the cessation of any practice that is contrary to the provisions of this Law;

(d)	to request by application to the relevant courts the freezing or/and the sequestration of assets;

(e)	to temporary prohibit the exercise of professional activity;

(f)	to adopt any type of measure to ensure that the persons supervised by it continue to comply with the requirements laid down in this Law, or/and the directives issued pursuant to this Law;

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

(g)	carry out on-site inspections;

(h)	allow auditors or experts to carry out verifications or investigations.

(4) In addition to the powers of the ASDCS laid down in the Cooperative Societies Law, the ASDCS has the following powers:

(a)	To demand information from any person and if necessary to summon and question a person with a view to obtaining information;

(b)	to require existing telephone and existing data traffic records;

(c)	to demand the cessation of any practice that is contrary to the provisions of this Law;

(d)	to request by application to the relevant courts the freezing or/and the sequestration of assets;

(e)	to temporary prohibit the exercise of professional activity;

(f)	to adopt any type of measure to ensure that the persons supervised by it continue to comply with the requirements laid down in this Law, or/and the directives issued pursuant to this Law.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

Supplementary provisions.
128. The provisions of the Cyprus Securities and Exchange Commission (Constitution and Terms of Reference) Law governing the supervisory function of the Commission, its power to collect information, to carry out investigations and inspections and to impose sanctions, without prejudice to the specific provisions of this Law with regards to imposing sanctions, and in general all its functions, pursuant to the said Law, are applicable in supplement and without prejudice to the provisions of this Law, with regards the supervision the Commission exercises pursuant to this Law.

Professional secrecy.
129.-(1) The provisions of the Cyprus Securities and Exchange Commission (Constitution and Terms of Reference) Law, that deal with the suspension of professional secrecy in respect of the Commission, by the persons that it controls and supervises, or by any other person, as well as the duty of confidentiality and the maintaining of professional secrecy by the Commission, are also applicable in relation to the discharge of the Commission’s duties pursuant to this Law, mutatis mutandis.

     (2) In addition to the provisions of subsection (1) and without prejudice to them, every person which exercises or has exercised activity on behalf of the Commission, as well as auditors or experts designated by the Commission, is bound by the obligation of professional secrecy. No confidential information which they may receive in the course of their duties may be divulged to any person or authority whatsoever, save in summary or aggregate form such that particular persons, CIFs, remaining Ifs, market operators, regulated markets or any other person cannot be identified, without prejudice to cases covered by criminal law or other provisions of this Law.

     (3) Where CIFs, remaining IFs, a market operator or a regulated market has been declared bankrupt or is being compulsorily wound up, confidential information which does not concern third parties may be divulged in civil or commercial proceedings if this is necessary for carrying out the proceeding.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

     (4) Without prejudice to cases covered by criminal law, the Commission, authorities, bodies or persons other than the Commission which receive confidential information pursuant to this Law may use it only in the performance of their duties and for the exercise of their functions. The Commission shall the use the said information only in discharging its duties and in exercising its functions under this Law, while other authorities, bodies and persons, only for the purpose for which such information was provided to them or/and in the context of administrative or judicial proceedings specifically related to the exercise of those functions. However, where the Commission or other authority, body or person communicating the information consents thereto, the authority, body or person receiving the information may use it for other purposes.

     (5) Any confidential information received, exchanged or transmitted pursuant to this Law shall be subject to the conditions of professional secrecy laid down in this section. Nevertheless, this section shall not prevent the Commission from exchanging or transmitting confidential information in accordance with this Law or legislation transposing a Directive of the European Community into cypriot law and which is applicable to CIFs, remaining IFs, banks, cooperative credit institutions, pension funds, UCITS, insurance and reinsurance intermediaries and insurance undertakings, regulated markets or market operators, either with the consent of the competent authority or other authority or body or person that communicated the information.

     (6) This section shall not prevent the Commission from exchanging or transmitting in accordance with cypriot law, confidential information that has not been received from a competent authority of another member state.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

Obligation of cooperation between the Commission and the competent authorities of other member states.
130.-(1) The Commission shall cooperate with the competent authorities of other member states, making use of its powers as set out in this Law and in the Cyprus Securities and Exchange Commission (Constitution and Terms of Reference) Law, whenever necessary for the purpose of carrying out its duties under this Law, and the duties of the competent authorities of other member states set out in the corresponding laws enacted in compliance with Directive 2004/39/EC.

     The Commission shall render assistance to competent authorities of other member states; in particular, they shall exchange information and cooperate in any investigation, inspection or supervisory activities.

     In order to facilitate and accelerate cooperation, and more particularly the exchange of information, the Commission is designated as the contact point in the Republic for the purposes of Directive 2004/39/EC.

     (2) When, taking into account the situation of the securities markets in a host member state, the operation of a regulated market that has established arrangements in the host member state has become of substantial importance for the functioning of the securities markets and the protection of the investors in that host member state, as stated in Regulation (EC) No 1287/2006, the Commission and the competent authorities of the said member states shall establish proportionate cooperation arrangements.

     (3) The Commission may use its powers for the purpose of cooperation, even in cases where the conduct under investigation does not constitute an infringement of the legislation applicable in the Republic.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

     (4) In addition to the provisions of this section, any specific provisions with regards the cooperation of the Commission with the competent authorities of other member sates with regards matters related with the capital adequacy of IFs shall be defined by way of directives issued by the Commission as stated in Part VIII.

141(I)/2012
     (5) Where the Commission has good reasons to suspect that acts contrary to the provisions of a legislation of a member state other than the Republic, which transposes Directive 2004/39/EC, are being or have been carried out in the territory of another member state by entities not subject to its supervision, it shall notify this in as specific a manner as possible to the competent authority of the other member state and to ESMA, without prejudice to the competences of the Commission.

141(I)/2012
     Where the Commission receive such notification from a competent authority of another member state, the Commission shall take all appropriate action and inform the notifying competent authority and ESMA of the outcome of the action and, to the extent possible, of significant interim developments.

Obligation of cooperation and exchange of information between the Commission and ESMA 141(I)/2012	(1) The Commission shall cooperate with ESMA for the purposes of this Law and of Directive 2010/78/EC, according to the provisions of Regulation 1095/2010.

(2) The Commission, when and where ESMA requests so, shall provide without any delay, all information necessary for the accomplishment of ESMA’s work according to Article 35 of Regulation 1095/2010.

(3) Each year, the Commission shall provide ESMA with consolidated information of all administrative penalties inflicted by virtue of this Law.

Cap.4. 101 of 1987	(4) The Commission shall communicate to ESMA any complaints and the relevant remedy procedures which are available by virtue of the Arbitration Law and the International Trade Arbitration Law of 1987.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

Cooperation in supervisory activities, inspection or investigation.	131.-(1) The Commission may cooperate with the competent authorities of other member states in every supervisory activity or in inspections or investigations.

     (2). Where a CIF is a remote member of a regulated market that is authorised in another member state, the competent authority of the regulated market, may choose to address the CIF directly, in which case it shall inform the Commission accordingly.

     Where an IF authorised in another member state is a remote member of a regulated market that is authorised in the Republic, the Commission may choose to address the IF directly, in which case it shall inform the competent authority of the IF’s home member state accordingly.

(3) Where the Commission receives a request with respect to an inspection or an investigation, it shall, within the framework of its powers-

	(a)	Carry out the inspection or investigation itself; or

	(b)	allow the requesting authority to carry out the inspection or investigation itself; or

	(c)	allow auditors or experts to carry out the inspection or investigation,

even where the conduct under investigation does not comprise a violation of the legislation applicable in the Republic.

141(I)/2012
(4) ESMA’s employees shall be able to participate in the Commission’s supervisory activities, including on-site inspections carried out jointly by two or more competent authorities by virtue of Article 21 of Regulation 1095/2012.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

Exchange of information.
132.-(1) The Commission, with the competent authorities of the other member states that have been designated as contact points in accordance with Article 56, paragraph 1, of Directive 2004/39/EC and for the purposes of application of the aforementioned Directive, shall immediately supply one another and in accordance with the procedures provided for in Regulation (EC) No 1287/2006, with the information required for the purposes of carrying out the duties and functions of the Commission as stated in this Law, and the carrying out the duties and functions of the competent authorities of the other member states, as stated in the corresponding legislation enacted in compliance with Directive 2004/39/EC.

     Competent authorities exchanging information with other competent authorities under Directive 2OO4/39/EC may indicate at the time of communication that such information must not be disclosed without their express agreement, in which case such information may be exchanged solely for the purposes for which those authorities gave their agreement.

     (2) The Commission may transmit to the other Supervisory Authorities and the authorities in the Republic responsible for the supervision of pension funds, insurance and reinsurance intermediaries and insurance undertakings, the information it receives according to subsection (1) of this section and sections 115 and 136. The said authorities shall transmit it to other bodies or persons only with the express agreement of the competent authorities stated in subsection (1) and solely for the purposes for which those authorities gave their agreement, except in duly justified circumstances. In this last case, the Commission shall immediately inform the competent authority that sent the information.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

     (3) The Supervisory Authorities and the authorities in the Republic responsible for the supervision of pension funds, insurance and reinsurance intermediaries and insurance undertakings, as well as the other bodies or persons that receive confidential information in accordance to this section or in accordance with sections 115 and 136 may use it only in the course of their duties, in particular-

(a)
To check that the conditions of granting a CIF authorisation as set out in Part III are met and to facilitate the monitoring, on a non-consolidated or consolidated basis, of the conduct of that business and in general their obligations as defined in this Law, especially with regard to the capital adequacy requirements, administrative and accounting procedures and internal-control mechanisms;

	(b)	to monitor the proper functioning of trading venues;

	(c)	to impose sanctions;

	(d)	in judicial review proceedings against decisions by the competent Supervisory Authorities;

	(e)	in court proceedings;

	(f)	in the extra-judicial mechanism for investors’ complaints.

141(I)/2012
     (4) The present section and sections 129 and 136 shall not prevent the Commission from transmitting to ESMA, to the ESRB, to the Central Bank of Cyprus, the central banks of other member states, the European System of Central Banks and the European Central Bank, in their capacity as monetary authorities, and, where appropriate, to other public authorities responsible for supervising or overseeing payment and settlement systems, confidential information intended for the performance of their tasks. Likewise, such authorities or bodies shall not be prevented from communicating to the Commission such information as they may need for the purpose of performing their functions provided for in this Law.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

     (5) In case a request, under article 131, for cooperation in supervisory activities, including on-site inspections, or a request, under article 132, for exchange of information between the Commission and the competent authorities of the other Member States, is refused or may not be processed within a reasonable period of time, the Commission may report this case to ESMA.

Commission’s refusal to cooperate with the competent authorities of member states.
133.-(1) The Commission may refuse to act on a request for cooperation in carrying out an inspection, investigation, or supervisory activity as provided for in section 131 or to exchange information as provided for in section 132, where-

	(a)	Such an inspection, investigation, supervisory activity or exchange of information might adversely affect the sovereignty, security or public order in the Republic;

	(b)	judicial proceedings have already been initiated in respect of the same actions and the same persons before a court;

	(c)	final court judgment has already been delivered in the Republic in respect of the same persons and the same actions.

141(I)/2012	(2) In case of refusal, the Commission shall inform the competent authority of the Member State that has submitted the request, as well as ESMA, providing them with the most detailed information possible..

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

Powers to take precautionary measures.
134.-(1) Where the Commission has clear and demonstrable grounds for believing that an IF of another member state acting within its territory under the freedom to provide services or/and perform activities is in violation of the obligations arising from this Law or/and the directives issued pursuant to this Law or/and the Regulation (EC) No 1287/2006 or that an IF of a member state that has a branch within its territory is in violation of the obligations arising from this Law or/and the directives issued pursuant to this Law or/and the Regulation (EC) No 1287/2006, which do not confer powers on the Commission, the Commission shall refer those findings to the competent authority of the home Member State.

141(I)/2012
     If, despite the measures taken by the competent authority of the home Member State or because such measures prove inadequate, the said IF persists in acting in a manner that is clearly prejudicial to the interests of Republic investors or the orderly functioning of markets in the Republic, the Commission, after informing the competent authority of the home Member State shall take all the appropriate measures needed in order to protect investors and the proper functioning of the markets in the Republic. These shall include the possibility of preventing offending IFs from initiating any further transactions within the Republic. The Commission shall inform the European Commission and ESMA of such measures without delay.

141(I)/2012	The Commission may communicate the whole issue to ESMA.

     (2) Where the Commission ascertains that an IF of another member state that has a branch within its territory is in violation of this Law or/and the directives issued pursuant to this Law or/and the Regulation (EC) No 1287/2006, which confer powers on the Commission, the Commission shall require the IF concerned to put an end to its irregular situation.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

     If the IF concerned fails to take the necessary steps, the Commission shall take all appropriate measures to ensure that the IF concerned puts an end to its irregular situation. The nature of those measures shall be communicated to the competent authorities of the home member state.

141(I)/2012
     If, despite the measures taken by the Commission, the IF persists in violating the obligations arising from the provisions adopted pursuant to this Law or/and the directives issued pursuant to this Law or/and the Regulation (EC) No 1287/2006, the Commission may, after informing the competent authorities of the home member state, take all adequate measures needed for the protection of investors and the orderly functioning of the markets. The Commission shall inform the European Commission and ESMA of such measures without delay.

141(I)/2012	The Commission may communicate the whole issue to ESMA.

     (3) Where the Commission acting as the competent authority of the host member state of a regulated market or an MTF has clear and demonstrable grounds for believing that such regulated market or MTF is in violation of the provisions of this Law or/and the directives issued pursuant to this Law or/and the Regulation (EC) No 1287/2006, it shall refer those findings to the competent authority of the home member state of the regulated market or the MTF

141(I)/2012
     If, despite the measures taken by the competent authority of the home member state or because such measures prove inadequate, the regulated market or the MTF persists in acting in a manner that is clearly prejudicial to the interests of Republic investors or the orderly functioning of markets, the Commission, after informing the competent authority of the home member state, shall take all adequate measures needed in order to protect investors and the proper functioning of the markets. This shall include the possibility of preventing the said regulated market or the MTF from making their arrangements available to remote members or participants established in the Republic. The Commission shall inform the European Commission and ESMA of such measures without delay.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.

Law 144(I)/2007

141(I)/2012	The Commission may communicate the whole issue to ESMA.

     (4) . Any measure adopted pursuant to subsections (1), (2) or (3) or which involve sanctions or restrictions on the activities of a member state IF or of a regulated market shall be properly justified and communicated to the member state IF or to the regulated market concerned.

Relations with third countries.
135.-(1) The Commission shall inform the European Commission of any general difficulties which CIFs encounter in establishing branches or providing investment and ancillary services or/and performing investment activities freely in any third country.

(2) The Commission shall inform the European Commission as provided for in Article 15, paragraph 4, of Directive 2004/39/EC.

Exchange of information with thirds countries.
136.-(1) The Commission may conclude cooperation agreements providing for the exchange of information with the competent authorities of third countries only if the information disclosed is subject to guarantees of professional secrecy at least equivalent to those required under section 129. Such exchange of information must be intended for the performance of the tasks of those competent authorities.

138(Ι) tou 2001 37(Ι) tou 2003.	The Commission may transfer personal data to a third country only in accordance with section 9 of the Processing of Personal Data (Protection of Individuals) Law.

The Commission may also conclude cooperation agreements providing for the exchange of information with third country authorities, bodies and persons responsible for-

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Law 144(I)/2007

(a)	The supervision of credit institutions, other financial organisations, insurance undertakings and the supervision of financial markets;

(b)	the liquidation and bankruptcy of IFs and other similar procedures;

(c)
carrying out statutory audits of the accounts of IFs and other financial institutions, credit institutions and insurance undertakings, in the performance of their supervisory functions, or which administer compensation schemes, in the performance of their functions;

(d)	overseeing the bodies involved in the liquidation and bankruptcy of IFs and other similar procedures;

(e)	overseeing persons charged with carrying out statutory audits of the accounts of IFs and other financial institutions, credit institutions and insurance undertakings.

only if the information disclosed is subject to guarantees of professional secrecy at least equivalent to those required under section 129. Such exchange of information must be intended for the performance of the tasks of those authorities, bodies or persons.

     (2)Where the information originates in another member state, it may not be disclosed without the express agreement of the competent authorities which have transmitted it and, where appropriate, solely for the purposes for which those authorities gave their agreement. This subsection is also applicable to information provided by third country competent authorities.

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Law 144(I)/2007

PART ΧV - CIF SUPPLEMENTARY SUPERVISION

CIF supplementary supervision.	137.-(1) A CIF, which belongs to a financial conglomerate, is subject to conditions and supplementary supervision, in addition to the provisions of this Law.

     (2) The Commission may, by way of directives define the obligations and rules in relation to the supplementary supervision of the CIF stated in subsection (1), the measures to facilitate the supplementary supervision, as well as any other specific matter or detail.

Administrative sanctions.
138. The Commission may impose an administrative fine not exceeding one hundred and seventy five thousand euro (€175.000) to anyone who is in violation of the provisions of this Part and, in case of relapse or continuation of the violation, an administrative fin not exceeding three hundred and fifty thousand euro (€350.000)

PAART ΧVΙ - GENERAL OBLIGATIONS

General obligations.
139.-(1) Any person under an obligation pursuant to this Law and the directives issued pursuant to this Law, as well as Regulation (EC) No 1287/2006, to submit or notify to the Commission, or to make public, any information, details, documents or forms, must ensure their correctness, completeness and accuracy.

     (2) The provision of false, or misleading information or details or documents or forms, or the withholding of material information from any application or notification submitted to the Commission, or within any other process provided for in this Law and the directives issued pursuant to this Law, as well as Regulation (EC) No 1287/2006, in addition to constituting a violation subject to an administrative fine as stated in section 141, it also constitutes a criminal offence punishable pursuant to section 140, without prejudice to section 25.

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Law 144(I)/2007

PART ΧVΙΙ
CRIMINAL, CIVIL LIABILITY AND ADMINISTRATIVE SANCTIONS

Criminal offence.
140.-(1) A person who is in violation of or does not comply with subsection (1) or (3) of section 4 or section 139, is guilty of a criminal offence, punishable, in the event of conviction, by a term of imprisonment not exceeding five years or by a fine, not exceeding three hundred and fifty thousand euro (€350.000) or both.

     (2) Where the offence stated in subsection (1), is performed by a legal person, criminally liable besides the legal person, is also any member of the board of directors, of the managerial, supervisory or auditory bodies where it is established that it has consented or is party to the offence. Where the legal person is a CIF, criminally liable besides the CIF is also any of its relative persons.

     (3) Persons who, as stated in subsection (2), are criminally liable for the offences carried out by a legal person, are liable together with the legal person or/and separately, for every damage caused to third parties by the act or omission comprising the offence.

Administrative sanctions. 154(I) of 2012
141.-(1) In case of a violation of the provisions of this Law or and the directives issued pursuant to this Law or/and the Regulations stated in section 155 or/and the Regulation (EC) No 1287/2006, by any person, for which there is no specific administrative fine provided for in this Law, the Commission may impose to the violator an administrative fine not exceeding three hundred and fifty thousand euro (€350.000) and, in case of remission or continuation of the violation, an administrative fine not exceeding seven hundred thousand euro (€700.000).

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Law 144(I)/2007

     (2) Where a person has obtained a gain by violating this Law or/and the directives issued pursuant to this Law or/and the Regulations stated in section 155 or/and the Ministerial Order 220/2003 or/and the Regulation (EC) No 1287/2006, which gain exceeds the sum of the administrative fines provided for in this Law for the said violation, the Commission may impose an administrative fine of up to double the amount the said person gained by the violation.

     (3) Without prejudice to subsections (1) and (2), where the Commission establishes a violation of this Law or/and the directives issued pursuant to this Law or/and the Regulations stated in section 155 or/and the Regulation (EC) No 1287/2006, it may impose administrative fines-

	(a)	to legal persons; and

(b)
to a member of the board of directors, an executive or official or secretary to the legal person or where the legal person is an IF, and to its relative persons, in case that is established that the violation is due to its own fault, wilful omission or negligence.

141(I)/2012
     (4) (a) The Supervisory Authorities may disclose to the public any measure or sanction imposed for the violation of this Law or/and the directives issued pursuant to this Law or/and the Regulations stated in section 155 or/and the Regulation (EC) No 1287/2006, unless such disclosure would seriously jeopardise the financial markets or cause disproportionate damage to the parties involved.

141(I)/2012	(b) In the event that the Commission announces publically any measures or penalties imposed by virtue of this Law, it shall also communicate these to ESMA.

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Law 144(I)/2007

     (5) In the event of an omission to pay an administrative fine imposed by the Commission or the ASDCS, they shall take legal measures to collect the amounts due pursuant to the Cyprus Securities and Exchange Commission (Establishment and Responsibilities) Law or the cooperative legislation, accordingly.

(6) In the event of an omission to pay an administrative fine imposed by the Central Bank, the Central Bank shall take legal measures to collect the amounts due as a civil debt owed to the Republic.

(7) The administrative fines levied by the Commission pursuant to the provisions of this Law shall be calculated as revenue of the Treasury of the Republic.

(8) The administrative fines levied by the Central Bank pursuant to the provisions of this Law shall be calculated as its revenue.

(9) In relation to the administrative fines levied by the ASDCS pursuant to the provisions of this Law, the provisions of section 41JK of the Cooperatives Societies Law shall apply.

Right to judicial review.	142. The decisions of the Commission issued pursuant to this Law, shall be subject to judicial review before the Supreme Court by reason of Article 146 of the Constitution.

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Law 144(I)/2007

Civil liability.
143.-(1) Anyone who violates this Law or/and the directives issued pursuant to this Law or/and the Regulation (EC) No 1287/2006, must compensate anyone who suffers damage or loss of profit or both, which has arisen due to his act or omission in violation of the obligations emanating from this Law or/and the directives issued pursuant to this Law or/and the Regulation (EC) No 1287/2006:

It is provided that any criminal liability or liability of administrative nature does not relieve the offender from any civil liability.

     (2) One or more of the following legalised bodies, may apply to the Court requesting for a prohibitive, or peremptory order to be issued, including an interim order, against any person, that in its judgement, is involved or/and is responsible for any violation of this Law or/and the directives issued pursuant to this Law or/and the Regulation (EC) No 1287/2006, offending the collective interests of consumers which this body protects:

	(a)	Public bodies or their representatives;

	(b)	consumer organisations having a legitimate interest in protecting consumers;

	(c)	professional organisations having a legitimate interest in acting to protect their members.

     (3) The legitimised body, before applying to the Court for the issue of any of the orders stated in subsection (2), must deliberate with the person that is causing the violation, requesting from the said person:

	(a)	The immediate cessation of the said violation, and/or

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Law 144(I)/2007

(b)	not to repeat the said violation :

     It is provided that the aforementioned obligation of prior deliberation may be sidestepped where the legalised body in its opinion considers that the circumstances are such that the court procedure must proceed without delay.

(4) Where the cessation is not accomplished within fourteen days from submitting the request to deliberate, the legalised body, may without more to request from the Court to issue any of the orders provided for in this section.

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Law 144(I)/2007

Cap. 6.
     (5) The Court before which any application is submitted pursuant to this section, has power, observing the provisions of the Civil Procedure Law, the Courts of Justice Law and the Civil Procedure Rules, to issue a prohibitive, or peremptory order, including an interim order, by which to order-

11 of 1965
161 of 1989
228 of 1989
51(Ι) of 1999
134(Ι) of 1999
58(Ι) of 2003
66(Ι) of 2004
138(Ι) of 2006.

14 of 1960
50 of 1962
11 of 1963
8 of 1969
40 of 1970
58 of 1972
1 of 1980
35 of 1982
29 of 1983
91 of 1983
16 of 1984
51 of 1984
83 of 1984
93 of 1984
18 of 1985
71 of 1985
89 of 1985
96 of 1986
317 of 1987
49 of 1988
64 of 1990
136 of 1991
149 of 1991
237 of 1991
42(Ι) of 1992
43(Ι) of 1992
102(Ι) of 1992
26(Ι) of 1993
82(Ι) of 1995
102(Ι) of 1996
4(Ι) of 1997
53(Ι) of 1997
90(Ι) of 1997
27(Ι) of 1998
53(Ι) of 1998
110(Ι) of 1998
34(Ι) of 1999
146(Ι) of 1999
41(Ι) of 2000
32(Ι) of 2001
40(Ι) of 2002
80(Ι) of 2002
140(Ι) of 2002
206(Ι) of 2002
17(Ι) of 2004
165(Ι) of 2004
268(Ι) of 2004
21(Ι) of 2006.

	(a)	The immediate cessation of the said violation or/and for the said violation not to be repeated, and/or

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Law 144(I)/2007

(b)	within a set deadline to take such corrective measures as the court such consider fit to stop the illegal situation that has created the relevant violation, and/or

(c)	to make public the whole or part of the relevant court decision or to make public the reparatory announcement in order to erase the possible persisting effects of the violation, and/or

(d)	any other action or measure it may consider necessary or reasonable under the circumstances of the particular case.

(6) The order issued pursuant to subsection (5) may -

(a)	Be in relation to not only the performed violation against specific consumers, but also to similar future violations against consumers in general and/or

(b)
be in relation to or directed at any accomplice or participant in the particular violation and, in case of a violator that is a legal person, it may also be in relation to or directed at any member of the board, an executive or official or secretary, that is proven that it has participated, assisted or had in any other way relation with the said violation.

     (7) The provisions of the Courts of Justice Law, the Civil Procedure Law and the Civil Procedure Rules that are applicable in relation to the issue of orders in civil cases, are proportionally applicable in relation to the type, the syntax, the submission and the hearing of the application provided for in subsection (2).

(8) Non-compliance with any court order issued pursuant to this Law constitutes contempt of court and is governed by the provisions of the Courts of Justice Law.

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Law 144(I)/2007

PART XVIII
COMMISSION CHARGES AND ANNUAL FEES

Payment of charges and annual fees.	144. (1) For the purposes of application of this Law, charges and annual fees shall be paid, the amount of which shall be defined by way of directives issued by the Commission

     (2) Non-payment of the annual fees referred to in subsection (1) within the deadline, as this shall be set by the Commission by way of directives, entails suspension of the CIF authorisation, or the authorisation of the branch of the third country IF, or the regulated market authorisation until they are paid.

(3) The charges and annual fees as defined in subsection (1) shall be calculated as revenue of the Commission.

PART XIX
FINAL AND TRANSITIONAL PROVISIONS

Repeal of contrary provisions.
145. All the provisions in this Law are deemed to amount to lex specialis in respect of the issue in relation to which each one of them makes provision and any provisions in any other law that are contrary to a provision of this Law, are thereto being repealed as of the entry into force of this Law.

Issue and implementation of directives.
146. (1) Regardless of the provisions of this Law which provide for the issue of directives, the Commission may issue directives for the regulation of any other matter in this Law, which is apt to or is susceptible to determination.

(2) The implementation of directives issued by the Commission pursuant to this Law is obligatory by the addressees.

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Law 144(I)/2007

Continuation of operation of existing CIFs.
147.-(1) A CIF, which before this section comes into force, had received a valid authorisation by the Commission pursuant to section 10(1) of the Investment Firms (IFs) Law, to provide investment services, is deemed to have authorisation for the purposes of this Law. Both the CIF and its relative persons are subject to the provisions of this Law and any violation of this Law by the said persons is subject to the penalties laid down in this Law.

     (2) The CIFs referred to in subsection (1), which before this section comes into force, had received permission by the Commission pursuant to section 7 of the Investment Firms (IFs) Law, to perform commercial activities, may continue to do so for a period of three years from the date this section comes into force. With the expiration of the said deadline, the said CIFs shall cease to perform such activities, unless they have received approval by the Commission pursuant to paragraph (b) of subsection (9) of section 6 of this Law

Continuation of operation of existing third country IFs.
148. Third country IFs, which before this section came into force, were authorised by the Commission pursuant to section 29(1) of the Investment Firms (IFs) Law, to provide investment services in the Republic, are deemed to be authorised as stated in subsection (1) of section 78 of this Law. Both the IF and its relative persons are subject to the provisions of this Law and any violation of this Law by the said persons is subject to the penalties laid down in this Law.

Continuation of operation of existing banks as IFs.
149. Banks, which before this section comes into force, were authorised by the Central Bank pursuant to the banking legislation, to provide investment services in the Republic, shall continue to provide such services for the purposes of this Law. Both the bank and its relative persons are subject to the provisions of this Law. Any violation of this Law by the aforementioned persons is subject to the penalties laid down in this Law.

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Law 144(I)/2007

Existing tied agents.
150. The tied agents, acting as such pursuant to sections 19 and 22 of the Investment Firms (IFs) Law, are deemed as registered in the public register provided for in subsection (6) of section 40 of this Law for the purposes of this Law.

Existing professional clients.
151. A CIF may continue to regard existing professional clients as such, provided that this categorisation has been granted by the CIF on the basis of an adequate assessment of the expertise, experience and knowledge of the client, which gives reasonable assurance, in light of the nature of the transactions or services envisaged, that the client is capable of making his own investment decisions and understands the risks involved. The CIF shall inform its clients about the conditions established in the Law for the categorisation of clients.

Existing notifications. OJ No L 141, 11.6.1993, p. 27.
152. The information notified to the Commission before this section comes into force, for the purposes of the Articles 17, 18 or 30 of the act of the European Community titled “Directive 93/22/EEC of the Council of 10 May in 1993 on investment services in the securities field”, as it has been amended, are deemed as notified for the purposes of sections 77 and 80 of this Law.

Repeal of Ministerial Order 217/2008. Official Gazette, Third Annex (I): 6.6.2008 6.3.2009. 154(I) of 2012	The Ministerial Order for the certification of persons employed in Investment Firms and credit institutions authorized in the Republic is hereby repealed.

Continuation of operation of CSE.	154.-(1) The CSE continues to operate pursuant to the Cyprus Securities and Stock Exchange Law and must comply with the provisions of this Law.

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Law 144(I)/2007

(2) With regards to the definition of the term “market operator” in section 2, the CSE is deemed to be a market operator.

     (3) While the CSE continues to operate as a public law legal entity, it is exempted from complying with the provisions of section 96 with regards the conditions in relation to the initial capital of the market operator.

Regulations remain in force. Official Gazette, Third Appendix (Ι): 30.4.2004 4.6 2004.
155.-(1) The Establishment and Operation of the Investor Compensation
Fund for Clients of IFs Regulations that were issued pursuant to the Investment Firms (IFs) Law, remain in force until they are replaced pursuant to this Law.

Official Gazette, Third Appendix (Ι): 30.4.2004 8.6.2007.
     (2) The Establishment and Operation of the Investor Compensation Fund for Clients of Banks Regulations that were issued pursuant to the Investment Firms (IFs) Law, remain in force until they are replaced pursuant to this Law.

Reservations	156.- (1) The Commission and Central Bank directives that were issued pursuant to the Investment Firms (IFs) Law remain in force until they are replaced pursuant to this Law.

     (2) Actions and decisions of the Commission and Central Bank, which have legally been taken or issued pursuant to the Investment Firms (IFs) Law, continue to be in force, as if they had been taken or issued pursuant to the provisions of the present Law.

     (3) The administrative fines and any other administrative sanctions that the Commission or Central Bank may have imposed pursuant to the Investment Firms (IFs) Law and which have not been executed, continue to be in force as if they had been imposed pursuant to the provisions of the present Law.

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Law 144(I)/2007

Transitional provisions regarding persons providing investment advice.
157.-(1) Companies, which, at the date this section comes into force, only provide investment advice pursuant to section 69A of the Investment Firms (IFs) Law, may continue to do so after this section comes into force, provided that they submit an application for CIF authorisation pursuant to section 21 of this Law, within two months at the latest, from the publication of this Law in the Official Gazette of the Republic.

     (2) In the case where a company that falls within the provisions of subsection (1) does not submit an application to the Commission for CIF authorisation, within the time limit laid down in subsection (1), the said company shall cease to provide investment advice and must settle all its obligations with regards to third parties, that have arisen as a result of the provision of the said service, within one month after the deadline set in subsection (1) expires.

     (3) Where the Commission rejects an application by a company that falls within the provisions of subsection (1) with regards CIF authorisation, the said company shall cease, from the date that it is notified of the Commission’s decision, to provide investment advice and within one month from the date of the said notification must settle all its obligations with regards third parties that have arisen as a result of the provision of the said service.

Repeal of law.	158. The Investment Firms (IFs) Law is hereby repealed.

Entry into force of this Law.	159.-(1) Subject to subsection (2), this Law comes into force November 1st, 2007.

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Law 144(I)/2007

(2) Section 157 comes into force upon publication of this Law in the Official Gazette of the Republic.

 FIRST APPENDIX
 (section 2)
Voting rights

Repealed by 106(I) of 2009

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Law 144(I)/2007

SECOND APPENDIX (section 2) Professional clients

Professional client is a client who possesses the experience, knowledge and expertise to  make its own investment decisions and properly assess the risks that it incurs. In order to  be considered a professional client, the client must comply with the following criteria:

Α. Categories of client who are considered to be professionals:

For the purposes of this Law, the following shall be regarded as professionals in relation to all investment services and activities and financial instruments:

1.
Entities which are required to be authorised or regulated to operate in the financial  markets. The list below should be understood as including all authorised entities  carrying out the characteristic activities of the entities mentioned: entities authorised  by a member state under a European Community Directive, entities authorised or  regulated by  a  member  state  without  reference  to  such  Directive,  and  entities  authorised or regulated by a non Member State:

(a) Credit institutions;
(b) IFs;
(c) Other authorised or regulated financial institutions;
(d) Insurance undertakings;
(e) Collective investment schemes and management companies of such schemes;
(f) Pension funds and management companies of such funds;
(g) Commodity and commodity derivatives dealers;
(h) Locals;
(i) Other institutional investors

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Law 144(I)/2007

2.	Large undertakings meeting two of the following size requirements, on a proportional basis:

	-balance sheet total at least	20 000 000 euro
	-net turnover at least	40 000 000 euro
	-own funds at least	2 000 000 euro

3.
National and regional governments, public bodies that manage public debt, central  banks, international and supranational institutions such as the World Bank, the  Internal Monetary Fund, the European Central Bank, the European Investment Bank  and other similar international organisations.

4.	Other institutional investors whose main activity is to invest in financial instruments, including entities dedicated to the securitisation of assets or other financing transactions.

The entities mentioned above are considered to be professionals. They must however be allowed to request non professional treatment and IFs may agree to provide a higher level of protection. Where the client of an IF is an undertaking referred to above, the IF must inform it prior to any provision of services that, on the basis of the information available to the IF, the client is deemed to be a professional client, and will be treated as such unless the IF and the client agree otherwise. The IF must also inform the customer that he can request a variation of the terms of the agreement in order to secure a higher degree of protection.

It is the responsibility of the client, considered to be a professional client, to ask for a higher level of protection when it deems it is unable to properly assess or manage the risks involved.

This higher level of protection will be provided when a client who is considered to be a professional enters into a written agreement with the IF to the effect that it shall not be treated as a professional for the purposes of the applicable conduct of business regime. Such agreement should specify whether this applies to one or more particular services or transactions, or to one or more types of product or transaction.

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Law 144(I)/2007

Β. Clients who may be treated as professionals on request:

1.	Identification criteria

Clients other than those mentioned in Part A above, including public sector bodies and private individual investors, may also be allowed to waive some of the protections afforded by the conduct of business rules of IFs.

IFs should therefore be allowed to treat any of the above clients as professionals provided the relevant criteria and procedures mentioned below are fulfilled. These clients should not, however, be presumed to possess market knowledge and experience comparable to that of the categories listed in Part A above.

Any such waiver of the protection afforded by the standard conduct of business regime shall be considered valid only if an adequate assessment of the expertise, experience and knowledge of the client, undertaken by the IF, gives reasonable assurance, in light of the nature of the transactions or services envisaged, that the client is capable of making his own investment decisions and understanding the risks involved.

The fitness test applied to managers and directors of entities licensed under European Directives in the financial field could be regarded as an example of the assessment of expertise and knowledge. In the case of small entities, the person subject to the above assessment should be the person authorised to carry out transactions on behalf of the entity.

In the course of the above assessment, as a minimum, two of the following criteria should be satisfied:

	-	the client has carried out transactions, in significant size, on the relevant market at an average frequency of 10 per quarter over the previous four quarters,

	-	the size of the client’s financial instrument portfolio, defined as including cash deposits and financial instruments exceeds 500 000 euro

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Law 144(I)/2007

	-	the client works or has worked in the financial sector for at least one year in a professional position, which requires knowledge of the transactions or services envisaged.

2.	Procedure

The clients defined above may waive the benefit of the detailed rules of conduct only where the following procedure is followed:

-
they must state in writing to the IF that they wish to be treated as professional clients, either generally or in respect of a particular investment service or transaction, or type of transaction or product,

	-	the IF must give them a clear written warning of the protections and investor compensation rights they may lose,

	-	they must state in writing, in a separate document from the contract, that they are aware of the consequences of losing such protections.

Before deciding to accept any request for waiver, IFs must take all reasonable steps to ensure that the client requesting to be treated as a professional client meets the relevant requirements stated in paragraph (1) of Part B above.

However, if clients have already been categorised as professionals under parameters and procedures similar to those above, it is not intended that their relationships with IFs should be affected by any new rules adopted pursuant to this Appendix.

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Law 144(I)/2007

IFs must implement appropriate written internal policies and procedures to categorise clients.  Professional clients are responsible for keeping the IF informed about any change, which could affect their current categorisation. Should the IF become aware however that the client no longer fulfils the initial conditions, which made him eligible for a professional treatment, the IF must take appropriate action.

106(I) of 2009	THIRD APPENDIX
(Sections 2, 3(2) and 33 (1))
PART I
Investment services and activities

1.	Reception and transmission of orders in relation to one or more financial instruments.

2.	Execution of orders on behalf of clients.

3.	Dealing on own account.

4.	Portfolio management.

5.	Investment advice.

6.	Underwriting of financial instruments and/or placing of financial instruments on a firm commitment basis.

7.	Placing of financial instruments without a firm commitment basis.

8.	Operation of Multilateral Trading Facility.

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Law 144(I)/2007

PART ΙΙ
Ancillary services

1.	Safekeeping and administration of financial instruments for the account of clients, including custodianship and related services such as cash/collateral management.

2.	Granting credits or loans to an investor to allow him to carry out a transaction in one or more financial instruments, where the firm granting the credit or loan is involved in the transaction.

3.	Advice to undertakings on capital structure, industrial strategy and related matters and advice and services relating to mergers and the purchase of undertakings.

4.	Foreign exchange services where these are connected to the provision of investment services.

5.	Investment research and financial analysis or other forms of general recommendation relating to transactions in financial instruments.

6.	Services related to underwriting.

7.
Investment services and activities as well as ancillary services of the type included under Parts I and II related to the underlying of the derivatives included under paragraphs 5, 6, 7 and 10 of Part III where these are connected to the provision of investment or ancillary services.

PART ΙΙI Financial instruments

1.	Transferable securities.

2.	Money-market instruments.

3.	Units in collective investment undertakings.

4.
Options, futures, swaps, forward rate agreements and any other derivative contracts relating to securities, currencies, interest rates or yields, or other derivatives instruments, financial indices or financial measures which may be settled physically or in cash.

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Law 144(I)/2007

5.
Options, futures, swaps, forward rate agreements and any other derivative contracts relating to commodities that must be settled in cash or may be settled in cash at the option of one of the parties (otherwise than by reason of a default or other termination event).

6.	Options, futures, swaps, and any other derivative contract relating to commodities that can be physically settled provided that they are traded on a regulated market or/and an MTF.

7.
Options, futures, swaps, forwards and any other derivative contracts relating to commodities, that can be physically settled not otherwise mentioned in paragraph 6 of Part III and not being for commercial purposes, which have the characteristics of other derivative financial instruments, having regard to whether, inter alia, they are cleared and settled through recognised clearing houses or are subject to regular margin calls.

8.	Derivative instruments for the transfer of credit risk.

9.	Financial contracts for differences.

10.
Options, futures, swaps, forward rate agreements and any other derivative contracts relating to climatic variables, freight rates, emission allowances or inflation rates or other official economic statistics that must be settled in cash or may be settled in cash at the option of one of the parties (otherwise than by reason of a default or other termination event), as well as any other derivative contract relating to assets, rights, obligations, indices and measures not otherwise mentioned in this Part, which have the characteristics of other derivative financial instruments, having regard to whether, inter alia, they are traded on a regulated market or an MTF, are cleared and settled through recognised clearing houses or are subject to regular margin calls.

The present English text is for information purposes only and is not legally binding. The legally binding document is in the Greek language.